                                            Filed Pursuant to Rule No. 424(b)(5)
                                            Registration No. 333-67039

          PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED NOVEMBER 23, 1998

                          [LOGO OF HOMESTEAD VILLAGE]

                      76,489,092 Rights to Purchase Shares
                       76,489,092 Shares of Common Stock

                               ----------------

Homestead is committed to creating significant shareholder value by becoming a leading operator of moderately priced, extended stay lodging properties in selected target markets in the United States.

This Prospectus Supplement relates to (a) 76,489,092 rights to subscribe for and purchase 76,489,092 shares of common stock and (b) the 76,489,092 shares that are issuable by Homestead upon the exercise of the rights. Homestead is issuing to you as a dividend, at no cost, two rights for each share you hold. Each right entitles you to purchase one share at a subscription price equal to $2.75 per share. The rights will be traded on the New York Stock Exchange until April 22, 1999, although there is no assurance that you can sell your rights or that they will have any value. The rights will expire on April 23, 1999 at 5:00 p.m., Eastern Standard time, unless Homestead decides to extend the expiration date. The last reported sale price of shares on the New York Stock Exchange on April 5, 1999, was $2 11/16.

If you validly exercise all of your rights, you may also oversubscribe for additional shares covered by this Prospectus Supplement that have not been purchased by others through their exercise of rights.

Homestead's majority shareholder, Security Capital Group Incorporated, will participate in the rights offering. To the extent shares are not purchased by other parties in the rights offering, Security Capital has agreed to purchase enough shares to ensure that the gross proceeds of the rights offering are no less than $205 million.

If you do not exercise all of your rights, you will own a significantly smaller relative equity ownership and voting interest in Homestead after completion of this offering than if you were to exercise all of your rights.

At the same time as the rights offering, Homestead will sell unsubscribed shares to third parties at a subscription price of $2.75 per share.

Homestead may withdraw the rights offering at any time prior to its expiration.

You should carefully review "Risk Factors" beginning on page S-11 of this prospectus supplement before making an investment in the shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                                                          Per Share    Total
                                                          --------- ------------
      Public Price.......................................   $2.75   $210,345,003
      Proceeds to Homestead..............................   $2.75   $210,345,003

Homestead has authorized an additional 5,329,089 shares of common stock for issuance in the event that Homestead determines to accept subscriptions in excess of 76,489,092 shares pursuant to the oversubscription privilege or sales to third parties. If additional shares are sold, the total public price and proceeds to Homestead would be approximately $225,000,000.

            The date of this prospectus supplement is April 5, 1999

                             [Front Cover Graphics]

You should read this prospectus supplement along with the prospectus and the Annual Report on Form 10-K that follow. These documents contain information you should consider when making your investment decision. You should rely only on the information provided or incorporated by reference in this prospectus supplement, the prospectus and the Form 10-K in making your decision. We have not authorized anyone else to provide you with different information. We are not making an offer of the rights in any state where the offer is unlawful. You should not assume that the information in this prospectus supplement or the prospectus is accurate as of any date other than the date on the front of these documents.

                           FORWARD LOOKING STATEMENTS

The statements contained in this prospectus supplement that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on current expectations, estimates and projections about the industry and markets in which Homestead operates and management's beliefs and assumptions. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "should," variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult for management to predict. Therefore, you should be aware that actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.

Among the important factors that could cause Homestead's actual results to differ materially from those expressed in the forward-looking statements are:

  . changes in general economic conditions in its target markets that could adversely affect demand for Homestead's properties,

  . the effects of increased or unexpected competition with respect to one or more properties,

  . Homestead's ability to open new properties on schedule, which may be affected by factors outside the control of Homestead,

  . the availability to Homestead of debt or equity financing or other arrangements to allow development of land owned and acquisition and development of sites under pursuit, and

  . changes in financial markets and interest rates that could adversely affect Homestead's cost of capital and its ability to meet its financing needs and obligations.

For a further discussion of such factors, you should carefully review "Risk Factors" on page S-11 of this prospectus supplement. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus supplement.

                        ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement provides you with specific information concerning the terms of the shares as well as the rights offering. You should read this prospectus supplement, the attached prospectus and the attached Annual Report on Form 10-K, together with the additional information described under the heading "Where You Can Find More Information" in the attached prospectus, in determining whether to exercise your rights.

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
                             Prospectus Supplement

Forward Looking Statements...............................................   S-3
About This Prospectus Supplement.........................................   S-3
Homestead Village Incorporated...........................................   S-5
Rights Offering Information..............................................   S-9
Risk Factors.............................................................  S-11
Use of Proceeds..........................................................  S-17
Price Range of Shares....................................................  S-17
Capitalization...........................................................  S-18
Selected Financial Data..................................................  S-19
Certain Relationships and Transactions...................................  S-21
The Offering.............................................................  S-23
Validity of the Shares...................................................  S-31


                                   Prospectus

About This Prospectus....................................................     2
Where You Can Find More Information......................................     2
Homestead Village Incorporated...........................................     4
Use of Proceeds..........................................................     4
Ratio Information........................................................     5
Adjusted Ratio Information...............................................     5
Description of Common Shares.............................................     6
Description of Preferred Shares..........................................    10
Description of Securities Warrants.......................................    16
Description of Rights....................................................    19
Description of Debt Securities...........................................    19
Description of Convertible Mortgage Notes................................    38
Certain Provisions of Maryland Law and of Homestead's Charter and
 Bylaws..................................................................    39
Plan of Distribution.....................................................    42
Experts..................................................................    44
Validity of Offered Securities...........................................    44


                           Annual Report on Form 10-K

Item  1.Business.........................................................     3
Item  2.Properties.......................................................    16
Item  3.Legal Proceedings................................................    24
Item  4.Submission of Matters to a Vote of Security Holders..............    24
Item  5.Market for the Registrant's Common Equity and Related Stockholder
 Matters.................................................................    24
Item  6.Selected Financial Data..........................................    26
Item  7.Management's Discussion and Analysis of Financial Condition and
 Results of Operations...................................................    28
Item  7AQuantitative and Qualitative Disclosures About Market Risk.......    41
Item  8.Financial Statements and Supplementary Data......................    41
Item  9.Changes in and Disagreements with Accountants on Accounting and
 Financial Disclosure....................................................    42
Item 10.Directors and Executive Officers of the Registrant...............    42
Item 11.Executive Compensation...........................................    42
Item 12.Security Ownership of Certain Beneficial Owners and Management...    42
Item 13.Certain Relationships and Related Transactions...................    42
Item 14.Exhibits, Financial Statement Schedules and Reports on Form 8-K..    43

                         HOMESTEAD VILLAGE INCORPORATED

Homestead Village is committed to creating shareholder value by becoming a leading operator of moderately priced, extended stay lodging properties in selected target markets in the United States. Homestead believes that the extended stay segment of the lodging industry offers excellent growth opportunity because of:

  . growing customer demand for extended stay accommodations,

  . the limited number of properties that have been purposely built for extended stay lodging, and

  . rising consumer awareness of the extended stay product.

Homestead's strategy is to achieve significant market share in the extended stay industry by targeting markets that demonstrate strong demographics and providing extended stay customers with a consistently high standard of service and value-conscious pricing.

Homestead offers a carefully designed, custom-built product targeted at the business traveler on temporary assignment, undergoing relocation or in training. Homestead Village properties, which have all been developed by Homestead, are designed to offer locations with convenient access to major employment centers and retail support services, and a residential environment that is attractive, well landscaped and secure.

To become a leading provider of moderately priced, extended stay lodging, Homestead's strategy is focused on:

  . becoming the preferred brand for extended stay corporate travelers,

  . increasing revenue per available room at the property level by matching its product to customers' expectations, and

  . improving operating property cash flow through its proprietary operating systems.

Homestead believes that its product, locations, corporate commitment to customer service and value-conscious pricing will help it meet its objectives.

Recent highlights

  . During 1998, Homestead opened 49 properties consisting of 6,507 rooms and as of December 31, 1998, had 120 Homestead Village properties in operation representing in the aggregate 16,180 rooms in 37 cities. Also as of December 31, 1998, Homestead had 16 Homestead Village properties under construction totaling 2,040 rooms within eight of these cities as well as one additional city.

  . Homestead's financial results showed an increase in earnings before depreciation, amortization, and deferred taxes ("EBDADT") to $40,945,000 for the year ended December 31, 1998 from $19,385,000 for the year ended December 31, 1997, as a result of increased property operating income due to new property openings in 1998 and a full year of results for the 40 openings in 1997. Homestead presents EBDADT as a measure of operating performance which also takes into account the capital structure of the company.

  . During 1999, Homestead opened 5 properties consisting of 670 rooms and as of March 31, 1999, had 125 Homestead Village properties in operation representing in the aggregate 16,852 rooms in 37 cities. Also as of March 31, 1999, Homestead had 11 Homestead Village
   properties under construction totaling 1,375 rooms within six of these cities as well as one additional city.

  . Homestead listed its stock on the New York Stock Exchange (the "NYSE")
    effective
   April 1, 1998.

The tightening of capital markets for real estate operating companies and lodging companies in 1998 has had an adverse effect on Homestead's ability to continue its high growth program of acquisition of land sites and construction of Homestead Village properties. In October 1998, Homestead reorganized its development effort and recorded $7.24 million of special charges primarily related to the severance of development personnel and abandonment of pursuits of development sites due to the limited availability of additional funds for development. Unless Homestead receives additional financing, Homestead will have a slower growth rate in 1999 and therefore will have substantially fewer development starts and openings than in prior years which will result in lower growth in earnings for Homestead going forward.

Homestead expects that its results for the first quarter of 1999 will be below management's 1999 plan. Lower than expected occupancy rates in several of its markets has led to lower than expected revenues for properties in those markets. Lower than expected increases in occupancy rates for newly opened properties in the Northeast and Midwest, caused in part by adverse weather conditions, also are expected to impact revenues. These lower than expected results would adversely affect Homestead's results of operations for 1999.

While Homestead completed a common stock rights offering in January 1998, it primarily utilized short-term debt and cash flow from operations during the remainder of the year to finance its land acquisition and development program as, due to falling stock market prices for Homestead and its sector, common equity was not seen as a viable capital raising alternative. Homestead's maximization of borrowings under its bank line of credit facilities secured by properties (the "Working Capital Facilities") resulted in $157 million outstanding due April 23, 1999 (subsequently extended to December 31, 2000) and $200 million outstanding on its line of credit facility (the "Bridge Facility") due February 23, 1999 (subsequently extended to May 4, 1999) at year end 1998. The Bridge Facility is secured by a subscription receivable from Security Capital and will be repaid with proceeds of this rights offering.

In addition, in third quarter 1998 Homestead extinguished $98 million of convertible mortgage debt due October 2006. This mortgage debt was convertible into approximately 8.5 million shares of common stock ("Shares"). As part of this extinguishment, Homestead incurred an additional $24 million of indebtedness with a resulting mortgage note payable totaling $122 million with a due date of June 1999. Therefore, Homestead's balance sheet at December 31, 1998 was comprised of substantial short-term obligations.

At year end 1998, Homestead had outstanding $479 million of short-term debt, consisting of $357 million due on its bank lines of credit ($157 million due on the Working Capital Facilities and $200 million due on the Bridge Facility) and $122 million due on a mortgage note. Homestead also had 16 properties in construction at December 31, 1998 with unfunded development commitments of approximately $68 million. Homestead intends to finance the completion of the properties under construction with cash on hand, $21 million borrowed under the Working Capital Facilities in January 1999, $21 million in additional capacity available under its Working Capital Facilities upon renewal discussed above, any additional borrowing capacity available after payments made from the net proceeds of the rights offering in excess of $200 million and cash flow from operations.

Subsequent to year end, Homestead has refinanced its short-term debt as follows:

  . On February 23, 1999, Homestead completed a sale and leaseback of 18 properties for $145 million. The proceeds of the sale were used to repay the $122 million mortgage note debt which was due June 1999. As a result of this repayment, eight additional properties which were used as collateral for the $122 million mortgage note were subsequently pledged as collateral for the Working Capital Facilities, and

  . On March 18, 1999, Homestead renewed its Working Capital Facilities ($200 million total capacity for the two lines) with an extension of the maturity date to December 31, 2000.

Giving effect to the foregoing transactions and assuming that approximately $225 million of Shares are sold in this rights offering, Homestead's aggregate short-term debt would decrease from $479 million to approximately $3 million and total indebtedness would decrease from approximately $709 million to approximately $512 million.

At year end 1998, Homestead's development program, in addition to the 16 properties under construction, consisted of 18 land sites owned and 16 sites under pursuit. Development of the 18 land sites owned (which includes six sites in urban metropolitan areas) is estimated to cost $354 million. Acquisition and development of the 16 sites under pursuit is estimated to cost $200 million. Homestead's ability to continue development on the land sites owned and its ability to acquire and develop the 16 sites under pursuit is dependent upon Homestead obtaining additional financing. The Working Capital Facilities effectively preclude further development beyond the properties currently under construction without additional financing. Homestead is seeking financing from a variety of sources to continue development of these sites and to acquire and develop the additional sites under pursuit. Homestead may seek additional lines of credit, issue debt or equity securities, or enter into joint venture or other arrangements to provide for development of these properties. In addition, Homestead may consider other strategic alternatives, including a business combination or other extraordinary transaction, presented to it as a means of continuing its growth and operations or otherwise enhancing shareholder value. However, there is no assurance that Homestead will be able to obtain such financing when required, that any other strategic alternative will be available, or that any such financing or other alternative presented to Homestead will be acceptable. Finally, the incurrence of additional indebtedness, or the entering into of an alternative transaction by Homestead, would require the consent of its lenders.

To the extent that Homestead cannot secure adequate financing or complete other development arrangements then it will have to discontinue the development process on some or all of the land sites owned, resulting in expensing of carrying costs, such as interest and property taxes, and expensing of all costs of its internal development group, which could materially and adversely affect reported earnings. Similarly, if pursuits of some or all of the land sites are abandoned, Homestead will incur write-offs of pursuit costs and loss of non-refundable earnest money deposits. If discontinuance of development of land sites is required or pursuits of land sites for acquisition are abandoned due to financing constraints, Homestead intends to mitigate incurrence of expenses and cash outflows by seeking to sell land sites, sell and assign rights to acquire sites under pursuit, terminate personnel, or take other appropriate actions all of which may result in additional losses for financial statement purposes. In the event that Homestead is required to liquidate some of its real estate holdings expeditiously, its ability to achieve a desirable sales price could be adversely affected.

Homestead intends to change the brand name under which it operates its properties to "Homestead Guest Studios(TM)." A new marketing campaign supporting the updated brand name will be launched in April 1999. The updated brand name will be implemented in new collateral materials, such as property directories and stationery, as inventories are depleted. In addition, new signage will appear on all new opening properties and as existing property signage is refurbished.

Homestead is affiliated with Security Capital Group Incorporated, which is Homestead's majority shareholder. Homestead's affiliation with Security Capital provides it with access to Security Capital's proprietary real estate research and various other services which Security Capital offers to its affiliates.

Homestead is a Maryland corporation. Its executive offices are located at 2100 RiverEdge Parkway, 9th Floor, Atlanta, Georgia 30328 and its telephone number is (770) 303-2200.

Homestead Village(R) is a registered trademark of Homestead and all references to the term "Homestead Village" include a reference to such registered trademark.

If you would like more information concerning Homestead, including a detailed description of its business and operations, please read the attached Annual Report on Form 10-K for the year ended December 31, 1998.

                          RIGHTS OFFERING INFORMATION

Securities Offered.........  76,489,092 rights exercisable for an aggregate of
                             76,489,092 Shares with 5,329,089 additional
                             Shares authorized for issuance to cover excess subscriptions ("Additional Shares"), if any, or for sales to third parties.
Subscription Right.........  You will receive as a dividend two rights for each Share you own on April 5, 1999 (the "Record Date"). Each right entitles you to purchase one Share at $2.75 per Share (the "Subscription Price").

Subscription Options.......
                             As a holder of rights you may:

                                 (1) subscribe for Shares pro rata through the
                                   exercise of all your rights, thereby
                                   preserving approximately your relative
                                   equity ownership and voting interest in
                                   Homestead,

                                 (2) subscribe for Shares not purchased by
                                   other shareholders, thereby increasing your relative equity ownership and voting interest in Homestead,

                                 (3) subscribe for Shares through the exercise
                                   of part of your rights and transfer or sell the remainder of your rights,

                                 (4) transfer or sell all of your rights, or

                                 (5) allow part or all of your rights to
                                   expire unexercised.

                                 In any of the last three cases, you would own a smaller relative equity ownership and a smaller voting interest in Homestead after the rights offering.

Oversubscription             If you validly exercise all of your rights, you
Privilege..................  may also subscribe for Shares that have not been purchased by other shareholders through the exercise of their rights (the "Unsubscribed
                             Shares") or for Additional Shares at the Subscription Price (the "Oversubscription
                             Privilege"). To the extent Shares are not purchased by other parties in the rights offering, Security Capital has agreed to purchase enough Shares to ensure that the gross proceeds of the rights offering are no less than $205 million. Only holders of Shares on the Record
                             Date will be entitled to the Oversubscription
                             Privilege. See "The Offering--Oversubscription
                             Privilege" for more information concerning the ability to purchase additional Shares.

Third Party Sales..........
                             At the same time as the rights offering, Homestead will attempt to sell Unsubscribed Shares or Additional Shares to third parties at the Subscription Price. See "The Offering-- Unsubscribed Shares and Third Party Sales" for more information concerning the potential sale of Unsubscribed Shares and Additional Shares to third parties.

Expiration Date............  April 23, 1999 at 5:00 p.m. Eastern Standard time
                             (the "Expiration Date"). In its discretion,
                             Homestead may extend the Expiration Date or may withdraw the rights offering. After the Expiration Date, the rights will expire and have no value.

Withdrawal.................  Homestead may withdraw the rights offering at any time prior to or on the Expiration Date for any reason. See "The Offering--Withdrawal" for more information concerning the ability of Homestead to withdraw the rights offering.

Subscription Price.........  $2.75 per Share.

Transferability of
Rights.....................  The rights are transferable until their expiration, subject to certain limitations, and may be traded on the NYSE only up to the close of the NYSE on April 22, 1999, the business day preceding the Expiration Date.

Subscription Agent.........  Boston EquiServe, 150 Royall Street, Canton,
                             Massachusetts 02021.

Shares Outstanding Before
Offering...................
                             38,244,546

Shares Outstanding After
Offering...................
                             114,733,638 (120,062,727 if all Additional Shares
                             are sold).

Use of Proceeds............  Homestead will use the net proceeds of this offering to, first, repay borrowings under Homestead's Bridge Facility ($200 million) and, second, for purposes allowed under the Working Capital Facilities. See "Use of Proceeds" for more information on how Homestead intends to use the proceeds raised in this offering.

                                  RISK FACTORS

Homestead will require substantial additional capital

Homestead will continue to require a substantial amount of additional capital to finance its short-term obligations and future growth. Costs to fund commitments on properties under construction at December 31, 1998 were approximately $68 million. Additional expected funding required for properties in planning and owned at December 31, 1998 was approximately $354 million, and the expected funding required to acquire and develop properties under pursuit at December 31, 1998 was approximately $200 million. As a result, Homestead anticipates seeking to raise substantial additional amounts of capital throughout 1999. Homestead may seek additional credit facilities and may seek to issue long-term debt and additional equity securities or enter into joint venture or other arrangements. In addition, Homestead may consider other strategic alternatives, including a business combination or other extraordinary transaction, presented to it as a means of continuing its growth and operations or otherwise enhancing shareholder value. Homestead is currently restricted by the terms and covenants of its bank lines of credit in the type and amount of additional indebtedness it may incur or in the transactions it may enter into. No assurance can be given regarding the availability or terms of such financing or of any such alternative transaction. Any future debt financings or issuances of preferred shares by Homestead will be senior to the rights of the holders of Shares, and any future issuances of common or preferred shares may result in the dilution of the then existing shareholders' proportionate equity interest in Homestead.

If Homestead cannot secure adequate funding or complete other development arrangements then it may have to discontinue the development process on some or all of the land sites owned resulting in expensing of carrying costs, such as interest and property taxes, and expensing of costs of its internal development group, which could materially adversely affect reported earnings. Similarly, if pursuits of some or all of the land sites are abandoned, Homestead may incur write-offs of pursuit costs and loss of non-refundable earnest money deposits. If discontinuance of development of land sites is required or pursuits of land sites for acquisition are abandoned due to financing constraints, then Homestead intends to mitigate incurrence of expenses and cash outflows by seeking to sell land sites, sell and assign rights to acquire sites under pursuit, terminate personnel, or take other appropriate actions all of which may result in additional losses for financial statement purposes. In the event that Homestead is required to liquidate some of its real estate holdings expeditiously, its ability to achieve a desirable sales price could be adversely affected.

Homestead is subject to a substantial amount of indebtedness

At December 31, 1998, Homestead's total indebtedness was approximately $709 million, which will be reduced to approximately $512 million assuming that $225 million of Shares are sold upon the completion of the rights offering and giving effect to the February 23, 1999 sale and leaseback transaction. Homestead will be required to seek refinancing for all or a portion of that debt or to obtain additional financing, if it is at any time unable to generate sufficient cash flow from operations to service its debt or satisfy other covenants under its loan agreements, which include limitations on the amount of additional indebtedness that Homestead can incur. There can be no assurance that any such refinancing would be possible or that any additional financing could be obtained on terms that are favorable or acceptable to Homestead. The amount of Homestead's indebtedness may also make

Homestead more vulnerable to economic downturns and may limit its ability to withstand adverse changes or to capitalize on business opportunities.

Additionally, substantially all of Homestead's properties have been pledged as collateral to secure the payment of Homestead's indebtedness. If Homestead were to default in the payment of any of the secured indebtedness, Homestead could lose the properties securing such debt. The loss of such properties could have a material adverse effect on Homestead's financial condition and results of operations.

Significant influence of principal shareholder may impact Homestead management and operations

As of December 31, 1998, Security Capital owned approximately 69.8% of the issued and outstanding Shares of Homestead, and therefore controls approximately 69.8% of the vote on matters submitted for shareholder action, including the election of directors. Based on Security Capital's agreement to purchase enough Shares to ensure that the gross proceeds of the rights offering are no less than $205 million and assuming other shareholders do not exercise their rights and Additional Shares are not sold to third parties, Security Capital's ownership interest in Homestead would increase to approximately 89.8% of the outstanding Shares. Pursuant to an investor agreement with Homestead, as amended (the "Security Capital Investor Agreement"), Security Capital currently has the right to approve a variety of actions.

Under the Security Capital Investor Agreement for so long as Security Capital beneficially owns at least 50.1% of Homestead's outstanding Shares, Security Capital has the right to approve, among other things:

  (1) Homestead's annual budget;

  (2) incurring expenses in any year exceeding (A) any line item in the annual budget by $500,000 or 10% and (B) the total expenses set forth in the annual budget by 5%;

  (3) the offer or sale of any Shares or any securities convertible into or exchangeable for Shares, other than pursuant to (A) an employee benefit plan approved by Homestead's shareholders, (B) previously issued warrants, options or rights, (C) a dividend reinvestment plan or share purchase plan approved by the board of directors of Homestead (the "Board") or (D) an issuance of rights, options, or warrants for Shares issued to all shareholders;

  (4) the issuance or sale of securities that are subject to mandatory redemption or redemption at the option of the holder;

  (5) the adoption of any employee benefit plan pursuant to which Shares may be issued and any action with respect to senior officers' compensation;

  (6) the incurrence, restructuring, renegotiation or repayment of indebtedness in which the aggregate amount involved exceeds $1,000,000;

  (7) the declaration or payment of any dividend or other distribution;

  (8) acquisitions or dispositions in a single transaction or group of related transactions where the purchase price exceeds $1 million;

  (9) service contracts (A) for property management, investment management or leasing services, or (B) that contemplate annual payments in excess of $500,000;

  (10) the entering into of any new contract, including for construction, development, or other capital expenditure, for which the total cost is reasonably expected to exceed $1,000,000 for any contract or $5,000,000 in the aggregate;

  (11) the entering into of any joint venture for the development of any properties owned by Homestead in which the book value of any property to be contributed by Homestead exceeds $1,000,000 individually or $5,000,000 in the aggregate;

  (12) the entering into of any franchising or licensing agreements;

  (13) amendment of the articles of incorporation or bylaws of Homestead; and

  (14) waiver of antitakeover provisions of Maryland law or Homestead's articles of incorporation;

In addition, so long as Security Capital owns at least 50% of the outstanding Shares, Homestead will maintain an operating committee consisting of the two Homestead Co-Chairmen and two nominees of Security Capital that will meet weekly to review all operations of Homestead.

The Security Capital Investor Agreement also provides that, so long as Security Capital owns at least 10% of the outstanding Shares, Homestead may not increase the number of persons serving on the Board to more than seven without the approval of Security Capital. Security Capital also is entitled to designate one or more persons as directors of Homestead, as follows:

  (1) so long as Security Capital owns at least 10% but less than 25% of the outstanding Shares, it is entitled to nominate one person; and

  (2) so long as Security Capital owns at least 25% of the outstanding Shares, it is entitled to nominate that number of persons as shall bear approximately the same ratio to the total number of members of the Board as the number of Shares beneficially owned by Security Capital bears to the total number of outstanding Shares, provided that Security Capital shall be entitled to designate no more than two persons so long as the Homestead Board consists of no more than seven members.

Currently, Security Capital does not have any nominees on the Board. However, John P. Frazee, a Homestead director, is also a Security Capital director.

In addition, the Security Capital Investor Agreement provides Security Capital with registration rights pursuant to which, in certain specified circumstances, Security Capital may request, on not more than three occasions, registration of all of the Shares owned by Security Capital pursuant to Rule 415 under the Securities Act.

Accordingly, due to the foregoing, for so long as it continues to beneficially own at least 10% of Homestead's outstanding Shares, Security Capital will retain significant influence over the affairs of Homestead which may result in decisions that do not fully represent the interests of all shareholders of Homestead. However, Security Capital has agreed that no action taken by Security Capital under the Security Capital Investor Agreement should advantage Security Capital to the disadvantage of other shareholders.

In addition, if Security Capital purchases in the rights offering sufficient Shares to increase its ownership in Homestead to 80% or greater, Security Capital would be required to consolidate Homestead for federal income tax purposes. Security Capital would include Homestead's activity in Security Capital's federal income tax return including any available net operating loss carryforwards of Homestead. Homestead had as of December 31, 1998, approximately $86,000,000 in net operating loss carryforwards. To the extent Security Capital is able to utilize Homestead's net operating loss carryforwards, such loss carryforwards will not be available to Homestead in the future.

Homestead has entered into a subscription agreement with Security Capital whereby Security Capital has agreed to purchase $200 million of subordinated debentures from Homestead. This subscription was pledged as security for the $200 million Bridge Facility. If the subscription is called by Homestead or Homestead receives proceeds from any offering of securities, the proceeds must be used to first repay the Bridge Facility with any excess amounts to be used for purposes allowed under the Working Capital Facilities. The debentures would bear interest at a rate of 0.25% over the rate Homestead incurs under its $50 million credit facility (which became a $30 million facility on March 18, 1999). Homestead may repurchase the debentures with the proceeds of an equity offering within 90 days of the issuance of the debentures. The subscription agreement expires the earlier of June 30, 1999 or two weeks after the termination of the Bridge Facility. The subscription obligation is reduced or terminated to the extent Homestead issues equity securities to any third party, or to Security Capital pursuant to a separate offering, including the rights offering, and the proceeds are used to repay the Bridge Facility. If the subscription is called by Homestead and if the debentures are converted to Shares, Security Capital would own approximately 85% of the outstanding Shares of Homestead. On the 90th day following the issuance of the debentures, the debentures convert to Shares, on a per share basis at the lowest of (i) $13.931, (ii) the fair market value, based upon a trailing 20-day average on the date any debentures are issued, and (iii) the fair market value, based upon a 20-day trailing average, on the date the debentures are converted automatically into Shares. To the extent that Shares are not purchased by other parties in the rights offering, Security Capital has agreed to purchase enough shares to ensure that the gross proceeds of the rights offering are no less than $205 million. No assurance can be given that Security Capital will provide further financial accommodations for Homestead. In conjunction with Security Capital's entering into the subscription agreement, Homestead paid an arrangement fee to Security Capital of $600,000.

Seasonal fluctuations in the lodging industry may affect Homestead's operating results

The lodging industry is seasonal in nature, with the second and third quarters generally accounting for a greater proportion of annual revenues than the first and fourth quarters. Quarterly earnings may be adversely affected by events beyond Homestead's control such as poor weather conditions, economic factors and other considerations affecting travel.

Competition and overdevelopment could adversely affect Homestead's operations

Each Homestead Village property is, or will be, located in a developed area that includes competing properties. The number of competitors in a particular area could have a material adverse effect on occupancy, average weekly rates and weekly revenue per available room. Competition within the extended stay lodging market has increased substantially. In several markets where Homestead has properties, there is intense competition for the extended stay customer which has already affected occupancy and weekly revenue per available room for these properties. In addition, since the lodging industry has historically been characterized by cyclical trends, there can be no assurance that the current state of supply/demand fundamentals will continue into the future. Competition within the lodging industry is based generally on convenience of location, price, range of services and guest amenities offered and quality of customer service. Homestead considers the reasonableness of room rates, the location of properties and the services and the guest amenities provided to be among the most important competitive factors in the business. A number of other lodging chains and developers have developed or are developing extended stay properties. In particular, some of these entities have targeted the moderately priced segment of the extended stay market in which Homestead competes. Homestead competes for guests and for new development sites with certain of these established entities which may have greater financial resources than Homestead and better relationships with lenders and real estate sellers. These entities may be able to accept more risk than Homestead can prudently manage. Further, there can be no assurance that new or existing competitors will not significantly reduce their rates or offer greater convenience, services or amenities or significantly expand or improve properties in markets in which Homestead competes, thereby materially adversely affecting Homestead's business and results of operations.

The value of Homestead's real estate is dependent on numerous factors

Real property investments are subject to varying degrees of risk. Real estate values are affected by a number of factors, including:

  (1) changes in the general economic climate;

  (2) local conditions, such as an oversupply of space or a reduction in demand for real estate in an area;

  (3) the quality and philosophy of management;

  (4) competition from other available space;

  (5) the ability of the owner to provide adequate maintenance and insurance;

  (6) the ability of the owner to control variable operating costs;

  (7) government regulations;

  (8) interest rate levels;

  (9) the availability of financing; and

  (10) potential liability under, and changes in, environmental, zoning, tax and other laws.

Homestead's development activities may be unsuccessful

Subject to the availability of financing, Homestead intends to continue to complete its properties under development and to pursue development activities as opportunities arise and, as a result, will be subject to risks associated with any such development activities. These risks include:

  (1) the risk that development opportunities explored by Homestead may be abandoned;

  (2) the risk that construction costs of a project may exceed original estimates, possibly making the project less profitable than originally estimated;

  (3) limited cash flow during the construction period;

  (4) the risk that occupancy percentages and rates at a completed project will not achieve expectations (which has occurred frequently with recent developments) or not be sufficient to make the project profitable; and

  (5) the risk that government and other approvals may not be obtained.

In case of an unsuccessful development project, Homestead's loss could exceed its investment in the project.

Illiquidity of real estate investments

Equity real estate investments are relatively illiquid and therefore may tend to limit the ability of Homestead to react promptly to changes in economic or other conditions. In addition, significant expenditures associated with equity real estate investments, such as mortgage payments, real estate taxes and maintenance costs, are generally not reduced when circumstances cause a reduction in income from the investments. Further, various agreements to which Homestead is a party, including the terms of Homestead's outstanding indebtedness, place limitations on the ability of Homestead to sell its properties. Thus, Homestead's ability to sell assets at any time to change its asset base may be restricted. Further, if additional financing is not obtained to continue development of land sites owned, Homestead may seek to sell certain properties in planning and owned. No assurance can be given that any sales will occur or, if such sales occur, that the proceeds of such sale will be sufficient to cover Homestead's costs. Homestead may seek joint venture partners for certain properties in planning and owned. No assurance can be given that any joint venture will be consummated or that the terms thereof will be favorable to Homestead.

Uninsured losses may adversely affect Homestead

Some types of losses, such as from hurricanes, may be uninsurable, or the cost of insuring against such losses may not be economically justifiable. If an uninsured loss occurs, Homestead could lose both the invested capital in and anticipated revenues from the facility, but would still be obligated to repay any recourse mortgage indebtedness on the facility.

Homestead could be subject to potential environmental liability

Under various federal, state and local laws, ordinances and regulations, a current or previous owner, developer or operator of real estate may be liable for the costs of removal or remediation of hazardous or toxic substances at, on, under or in its property. The costs of removal or remediation of such substances could be substantial. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release or presence of such hazardous substances. The presence of such substances on Homestead's properties may adversely affect its ability to sell such properties or to borrow using such properties as collateral and may also have an adverse affect on Homestead's ability to pay distributions to its shareholders.

Costs of compliance with laws may affect Homestead's financial condition

Homestead's facilities are subject to various federal, state and local regulatory requirements, such as state and local fire and life safety requirements. Failure to comply with these requirements could result in the imposition of fines by governmental authorities or awards of damages to private litigants. There can be no assurance that these requirements will not be changed or that new requirements will not be imposed, a result that could require significant unanticipated expenditures by Homestead and could have an adverse effect on Homestead's financial condition and results of operations.

                                USE OF PROCEEDS

The net proceeds to Homestead from the sale of the Shares offered through this rights offering, net of payment of all expenses, are expected to be approximately $204 million ($218 million if all of the Additional Shares are sold). The net proceeds will be used to repay outstanding indebtedness under Homestead's $200 million Bridge Facility with any excess amounts to be used for purposes allowed under the Working Capital Facilities. Outstanding borrowings under the Bridge Facility bear interest at the LIBOR rate plus 1.25% per annum and at March 31, 1999, the interest rate was 6.1875%. The Bridge Facility matures May 4, 1999.

                             PRICE RANGE OF SHARES

Market information

The Shares are listed on the NYSE under the symbol "HSD". Before April 1, 1998, Shares were listed on the American Stock Exchange under the same ticker symbol. The following table sets forth the high and low sales prices of the Shares as reported in the NYSE and AMEX Composite Tape, respectively, for the periods indicated.

                                                               High       Low
                                                             --------- ---------
      1997
        First Quarter....................................... $20 7/8   $16 5/8
        Second Quarter......................................  18 1/2    15 7/8
        Third Quarter.......................................  20 1/8    16
        Fourth Quarter......................................  18 1/4    13 11/16
      1998
        First Quarter....................................... $15 3/4   $13 9/16
        Second Quarter......................................  16        11
        Third Quarter.......................................  13 13/16   6 1/4
        Fourth Quarter......................................   8 3/16    3 3/8
      1999
        First Quarter.......................................   4 3/4     2 1/4
        Second Quarter (through April 5, 1999)..............   2 7/8     2 9/16

As of March 31, 1999, Homestead had 38,244,546 Shares outstanding, which were held of record by approximately 1,800 shareholders.

Dividend policy

The authorization and payment of dividends on Shares by Homestead are subject to the discretion of the Homestead Board. Any determination as to the payment of dividends will depend upon the results of operations, capital requirements and financial condition of Homestead and such other factors as the Homestead Board deems relevant. Currently, the Homestead Board intends to follow a policy of retaining earnings to finance Homestead's growth and for general corporate purposes and, therefore, does not anticipate paying any cash dividends in the foreseeable future. In addition, Homestead's line of credit arrangements restrict payment of dividends on the Shares without lender approval.

                                 CAPITALIZATION

The following table sets forth the capitalization of Homestead at December 31, 1998, and as adjusted to give effect to the (i) sale and leaseback of 18 properties for $145 million, (ii) the amendments to the Working Capital Facilities, and (iii) the rights offering (assuming the sale of 76,489,092 Shares) and the application of the net proceeds therefrom. The table should be read in conjunction with the financial statements of Homestead included in the attached Annual Report on Form 10-K for the year ended December 31, 1998.

                                                          December 31, 1998
                                                      -------------------------
                                                      Historical As Adjusted(1)
                                                      ---------- --------------
                                                       (amounts in thousands,
                                                         except share data)
      Lines of credit................................  $357,080    $  153,374
                                                       ========    ==========
      Mortgage notes payable.........................   122,028           --
      Capital lease obligation.......................       --        143,260
      Convertible mortgage notes payable to
       affiliates....................................   221,334       221,334
      Shareholders' equity:
        Common Stock, $0.01 par value; 249,822,502
         Shares authorized; 38,244,546 Shares issued
         and outstanding 114,733,638 Shares issued as
         adjusted (2)................................       383         1,148
        Preferred Stock, $0.01 par value; 177,498
         shares authorized; none outstanding.........       --            --
        Additional paid-in capital...................   474,337       677,278
        Accumulated deficit..........................   (16,135)      (16,135)
        Less deferred compensation...................      (560)         (560)
                                                       --------    ----------
          Total shareholders' equity (3).............   458,025       661,731
                                                       --------    ----------
          Total Capitalization (3)...................  $801,387    $1,026,325
                                                       ========    ==========

--------
(1) The proceeds of the rights offering will be used to repay the Bridge Facility and for purposes allowed under the Working Capital Facilities.
(2) As of December 31, 1998, does not include 19,246,402 Shares issuable upon conversion of outstanding convertible mortgage notes and 3,701,373 Shares issuable upon exercise of outstanding options.
(3) If Shares are sold pursuant to the exercise of rights and all Additional Shares are sold to third parties, Total Shareholders' Equity and Total Capitalization, as adjusted, will be $675,946 and $1,040,540, respectively.

                            SELECTED FINANCIAL DATA

The following table sets forth summary selected financial information relating to the historical financial condition and results of operations of Homestead for the years ended December 31, 1998, 1997, 1996, 1995 and 1994. On October 17, 1996, Homestead acquired the subsidiaries of Security Capital Pacific Trust ("PTR") relating to Homestead Village properties (the "PTR Subsidiaries") in the merger transactions relating to the formation of Homestead (the "Mergers"). Prior to October 17, 1996, Homestead had no significant activities, thus substantially all 1996 results of operations through the date of the Mergers and all of the summary selected financial information in 1995 and prior years represents that of the PTR Subsidiaries. The following selected financial data (amounts in thousands, except per share data and statistical data) is qualified in its entirety by, and should be read in conjunction with, the historical financial statements of Homestead included in the Annual Report on Form 10-K for the year ended December 31, 1998 attached to the prospectus and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference in the accompanying prospectus and included in the Annual Report on Form 10-K for the year ended December 31, 1998 attached to the prospectus.

                                      Year Ended December 31,
                          ----------------------------------------------------
                             1998       1997       1996       1995      1994
                          ----------  ---------  ---------  --------  --------
Operations Summary:
Revenues:
 Room revenue...........  $  139,681  $  58,397  $  33,071  $ 18,337  $  7,827
 Other revenue..........       5,771      1,469        492       366       165
                          ----------  ---------  ---------  --------  --------
   Total revenues.......  $  145,452  $  59,866  $  33,563  $ 18,703  $  7,992
                          ----------  ---------  ---------  --------  --------
Operating expenses:
 Property operating
  expenses (1)..........      63,339     25,089     16,166     9,229     4,252
 Corporate operating
  expenses..............      22,280     15,238      4,112     1,322       512
 Special charges (2)....       7,240        --         --        --        --
 Depreciation and
  amortization..........      34,244     12,130      4,443     2,343       845
                          ----------  ---------  ---------  --------  --------
   Total operating
    expenses............  $  127,103  $  52,457  $  24,721  $ 12,894  $  5,609
                          ----------  ---------  ---------  --------  --------
Operating income........  $   18,349  $   7,409  $   8,842  $  5,809  $  2,383
Interest income.........         952        552        211       --        --
Interest expense net of
 capitalized interest...  $  (23,190) $  (2,190) $ ( 5,971) $ (2,958) $(1 ,409)
                          ----------  ---------  ---------  --------  --------
Earnings (loss) before
 extraordinary item.....  $   (3,889) $   5,771  $   3,082  $  2,851  $    974
Extraordinary item--loss
 on early extinguishment
 of debt................  $  (25,344)       --         --        --        --
                          ----------  ---------  ---------  --------  --------
Net earnings (loss).....  $  (29,233) $   5,771  $   3,082  $  2,851  $    974
                          ==========  =========  =========  ========  ========
Share Data: (3)
Weighted average shares
 outstanding............      37,639     23,578        N/A       N/A       N/A
Diluted weighted average
 shares outstanding ....      37,639     43,502        N/A       N/A       N/A
Pro forma weighted
 average shares
 outstanding ...........         N/A        N/A     11,392       N/A       N/A
Base earnings (loss) per
 share..................  $    (0.78) $    0.24        N/A       N/A       N/A
Diluted earnings (loss)
 per share..............  $    (0.78) $    0.18        N/A       N/A       N/A
Pro forma earnings per
 share..................         N/A        N/A  $    0.27       N/A       N/A
Financial Position:
Property and equipment,
 net....................  $1,137,869  $ 715,497  $ 255,608  $105,022  $ 59,099
Total assets............  $1,218,391  $ 783,949  $ 324,625  $108,965  $ 60,866
Other debt to
 affiliate..............         --         --         --   $ 80,144  $ 45,131
Lines of credit.........  $  357,080  $  96,808        --        --        --
Mortgage note payable...  $  122,028        --         --        --        --
Convertible mortgage
 notes payable..........  $  221,334  $ 301,606  $ 101,309       --        --
Shareholders' equity....  $  458,025  $ 328,931  $ 204,003  $ 22,971  $ 12,068
Other Data:
EBDADT (4)..............  $   40,945  $  19,385  $  10,787  $  5,194  $  1,819
EBITDA (5)..............  $   52,593  $  19,539  $  13,285  $  8,152  $  3,228
Cash provided by (used
 in):
 Operating activities...  $   41,741  $  25,976  $  12,261  $  6,019  $  2,381
 Investing activities...  $ (459,292) $(398,721) $(115,453) $(48,116) $(35,474)
 Financing activities...  $  426,721  $ 368,304  $ 108,711  $ 43,065  $ 33,832
Statistical Data (for
 all operating
 properties):
Occupancy...............        70.4%      74.7%      78.8%     76.6%     75.9%
Average weekly rate
 (6)....................  $      301  $     253  $     222  $    212  $    186
Weekly RevPAR (7).......  $      212  $     189  $     175  $    162  $    141
Property operating
 income margin (8)......        56.1%      57.8%      51.9%     50.7%     46.7%

--------
(1) Property operating expenses consist of all expenses directly related to the operation of the properties and do not include an allocation of corporate operating expenses. Property operating expenses include primarily salaries and wages, utilities, insurance, maintenance and supply costs and property taxes. Prior to the Mergers on October 17, 1996, Homestead had an agreement with a subsidiary of Security Capital for management of its properties and paid a fee based on a percentage of revenues.
(2) Consists primarily of expense for Homestead's reorganization of its internal development department and abandonment of pursuits to acquire development sites.
(3) Prior to the Mergers, the assets of Homestead were owned by subsidiaries of PTR and Atlantic and were managed by subsidiaries of Security Capital. The shares and equity interests of these entities differed substantially from the Shares, warrants and convertible mortgage notes outstanding after the Mergers. Therefore, management does not believe that historical earnings per share data for 1996 is meaningful. Pro forma earnings per share assume issuance of the Shares and warrants for acquisition of the PTR Subsidiaries as of the beginning of 1996 and Shares and warrants issued to Security Capital and Atlantic were outstanding since the Mergers closing date. See "Item 1. Business--The Company" in the attached Form 10-K. Pro forma earnings per share for 1996 have also been restated using the methodology of Statement of Financial Accounting Standards No. 128 which resulted in a $0.04 increase from prior pro forma earnings per share. For the year ended December 31, 1998 diluted weighted average shares outstanding are the same as basic weighted average shares outstanding as convertible debt is not assumed to be converted and exercise of options is not assumed as the effects are anti-dilutive in a period of loss.
(4) EBDADT means earnings before depreciation, amortization and deferred taxes. EBDADT for Homestead is total revenues, plus interest income, less property operating expenses, corporate overhead, non-real property depreciation, interest expense (other than convertible debt interest expenses) and current tax expense. EBDADT is presented on a diluted basis which assumes conversion of the convertible mortgage notes, thus interest expense associated with the convertible notes is not deducted in arriving at diluted EBDADT. EBDADT does not represent cash generated from operating activities in accordance with GAAP, is not to be considered as an alternative to net earnings or any other GAAP measurement of operating performance and is not necessarily indicative of cash available to fund all cash needs. Homestead has included EBDADT herein because Homestead believes that it is one measure used by certain investors to determine operating cash flow. EBDADT, as calculated above, may not be comparable to other similarly titled measures of other companies.
(5) EBITDA does not represent cash generated from operating activities in accordance with GAAP, is not to be considered as an alternative to net income or any other GAAP measurement of operating performance and is not necessarily indicative of cash available to fund all cash needs. Homestead has included EBITDA herein because Homestead believes that it is one measure used by certain investors to determine operating cash flow. EBITDA, as calculated above, may not be comparable to other similarly titled measures of other companies.
(6) Average weekly rate is determined by dividing room revenue by the number of guest room days occupied for the period and multiplying by seven.
(7) Weekly revenue per available room ("RevPAR") is determined by dividing room revenue by the number of guest room days available for the period and multiplying by seven.
(8) Property Operating Margin Income is property operating income (property revenues less property operating expenses) divided by property revenues.

                     CERTAIN RELATIONSHIPS AND TRANSACTIONS

Security Capital Investor Agreement

Please read "Risk Factors--Significant influence of principal shareholder may impact Homestead management and operations" for information on the Security Capital Investor Agreement.

Subscription Agreement

Homestead has entered into a subscription agreement with Security Capital whereby Security Capital has agreed to purchase $200 million of subordinated debentures from Homestead. This subscription was pledged as security for the $200 million Bridge Facility. If the subscription is called by Homestead or Homestead receives proceeds from any offering of securities, the proceeds must be used to first repay the Bridge Facility with any excess amounts to be used for purposes allowed under the Working Capital Facilities. The debentures would bear interest at a rate of 0.25% over the rate Homestead incurs under its $50 million credit facility (which became a $30 million facility on March 18, 1999). Homestead may repurchase the debentures with the proceeds of an equity offering within 90 days of issuance of the debentures. The subscription agreement expires the earlier of June 30, 1999 or two weeks after termination of the Bridge Facility. The subscription obligation is reduced or terminated to the extent Homestead issues equity securities to any third party, or to Security Capital pursuant to a separate offering, including the rights offering, and the proceeds are used to repay the Bridge Facility. If the subscription is called by Homestead and if the debentures are converted to Shares, Security Capital would own between approximately 85%-90% of the outstanding Shares of Homestead (based on the current price of the Shares). On the 90th day following the issuance of the debentures, the debentures convert to Shares, on a per share basis at the lowest of (i) $13.931, (ii) the fair market value, based upon a trailing 20-day average on the date any debentures are issued, and (iii) the fair market value, based upon a 20-day trailing average, on the date the debentures are converted automatically into Shares. To the extent that Shares remain available, Security Capital has agreed to purchase enough shares to ensure that the gross proceeds of the rights offering are no less than $205 million. No assurance can be given that Security Capital will provide further financial accommodation for Homestead. In conjunction with Security Capital's entering into the subscription agreement, Homestead paid an arrangement fee to Security Capital of $600,000.

Financial advisor

Homestead has retained Morgan Stanley & Co. Incorporated ("Morgan Stanley") to act as its financial advisor whereby Morgan Stanley has agreed, among other things, to provide financial advice to Homestead in connection with the execution or refinancing of the subscription agreement. Pursuant to the terms of the engagement letter, Homestead will pay a fee to Morgan Stanley equal to 1.0% of the gross proceeds from the Shares issued in the rights offering and will reimburse Morgan Stanley for its expenses incurred in connection with performing its duties pursuant to the engagement letter. In addition, pursuant to a separate agreement, Homestead has agreed to indemnify Morgan Stanley for specified liabilities it may incur in connection with performing its duties pursuant to the engagement letter.

Archstone Investor Agreement

Archstone entered into an investor and registration rights agreement with Homestead (the "Archstone Investor Agreement") pursuant to which Archstone is entitled to designate one person for nomination to the Homestead Board. Homestead will use its best efforts to cause the election of such nominee for so long as Archstone has the right to convert in excess of $20 million in principal amount of Homestead convertible mortgage notes. Such nominee may, but need not, be the same person(s) nominated by Security Capital pursuant to the Security Capital Investor Agreement. In addition, Homestead has granted to Archstone registration rights with respect to the issuance upon conversion and the distribution of all of the Shares issuable upon conversion of the convertible mortgage notes. Archstone may request three registrations pursuant to Rule 415 promulgated under the Securities Act of all Shares issued or issuable upon conversion of the convertible mortgage notes. Such registrations, except for the fees and disbursements of counsel to Archstone, shall be at the expense of Homestead.

Archstone convertible mortgages

At December 31, 1998, Homestead owed convertible mortgage notes to Archstone in the amount of $221,333,620. The mortgage notes were funded pursuant to an agreement entered into in conjunction with the formation of Homestead. The mortgage funding commitment under the agreement was to finance the development of properties acquired by Homestead from Archstone in the Merger. The notes are collateralized by Homestead properties (54 Homestead properties at $366.1 million of historical cost mortgaged to Archstone at December 31, 1998). The notes accrue interest at 9.0% on the principal amount, and require interest only payments every six months on May 28 and November 28. The notes are due October 31, 2006, and are callable on or after May 28, 2001. The notes are convertible, at the option of the holder, into Shares at a conversion ratio equal to one Share for every $11.50 of principal amount outstanding. Deferred financing costs and discount on the respective funding have been fully amortized. Archstone has no further funding commitment.

Administrative Services Agreement

Homestead entered into the administrative services agreement with Security Capital (the "Administrative Services Agreement"), pursuant to which Security Capital provides Homestead with administrative services with respect to certain aspects of Homestead's business. These services include, but are not limited to, insurance administration, accounts payable administration, internal audit, cash management, human resources, management information systems, tax and legal administration, research, facilities management and payroll. Any arrangements under the Administrative Services Agreement for the provision of services are required to be commercially reasonable and on terms not less favorable than those which could be obtained from unaffiliated third parties. The Administrative Services Agreement, which expires on December 31, 1999, and is automatically renewed each year for a one-year term, is subject to approval by a majority of the independent members of the Homestead Board. Homestead incurred fees for administrative services provided by Security Capital of $4,213,000, $2,320,000 and $375,000 for services provided under the Administrative Services Agreement in 1998, 1997 and for the period from October 17, 1996 to December 31, 1996, respectively.

Homestead believes its relationship with Security Capital under this agreement provides it with certain advantages, including access to a greater quality and depth of resources, in such areas as information systems, insurance, cash management and legal support provided at substantial economies of scale, than it could currently provide internally.

                                  THE OFFERING

Rights

Homestead is issuing to you as a dividend, at no cost, two rights for each Share you hold. You must be a holder of Shares on April 5, 1999, the Record Date, in order to receive the dividend. Each right entitles you to purchase one Share at the Subscription Price. As a holder of rights you may:

  (1) subscribe for Shares pro rata through the exercise of all your rights, thereby preserving approximately your relative equity ownership and voting interest in Homestead;

  (2) subscribe for Shares not purchased by other Shareholders, thereby increasing your relative equity ownership and voting interest in Homestead;

  (3) subscribe for Shares through the exercise of part of your rights and transfer or sell the remainder of your rights;

  (4) transfer or sell all of your rights; or

  (5) allow part or all of your rights to expire unexercised.

In any of the last three cases, you would own a smaller relative equity ownership and voting interest in Homestead.

Subscription price

The Subscription Price for one Share is $2.75. You may purchase one Share for each right you exercise.

Expiration date

The rights will expire and become void at 5:00 p.m. Eastern Standard time on April 23, 1999, or such later date as Homestead may determine in its sole discretion. The rights will have no value after that date. Homestead will give notice to shareholders of record on the Record Date of any new Expiration Date, by mail or by publication in a newspaper of national circulation, if it extends the period for the exercise of the rights.

Oversubscription privilege

If you validly exercise all of the rights initially issued to you to the extent possible, you will have the further right to exercise the Oversubscription Privilege for Unsubscribed Shares or Additional Shares at the Subscription Price. Only holders of Shares on the Record Date will be entitled to the Oversubscription Privilege. If you are entitled to exercise the Oversubscription Privilege you may subscribe for as many Shares as you desire (subject to the maximum number of Shares offered in the rights offering and certain other restrictions). See "--Limitation on Purchases."

If the demand for Shares pursuant to the Oversubscription Privilege exceeds the number of Shares available, holders of Shares on the Record Date will participate in the Oversubscription Privilege (up to, but not exceeding, the number of Shares oversubscribed for by each such holder) pro rata based upon the number of rights exercised by each such person (without regard to the number of Shares oversubscribed for by each such person pursuant to the Oversubscription Privilege), with fractional Shares adjusted in any manner Homestead deems appropriate. If the rights offering is oversubscribed, Security Capital, in its discretion, may reduce the number of rights it exercises in any manner it deems appropriate so that other shareholders may acquire Shares pursuant to the Oversubscription Privilege as long as Security Capital's overall ownership percentage in Homestead does not go below 51%. Promptly after the Expiration Date, Homestead will send each subscriber exercising the Oversubscription Privilege a written confirmation of the number of Shares allocated to such subscriber under the Oversubscription Privilege. Any amounts overpaid by subscribers will be refunded promptly after the Expiration Date without interest.

Unsubscribed shares and third party sales

Homestead will, at the same time as the offering of Shares to rights holders, seek third-party investors to acquire Unsubscribed Shares and Additional Shares. Homestead will offer the Unsubscribed Shares and Additional Shares at the Subscription Price, on a best-efforts basis in jurisdictions where it is authorized to do so. No person has committed to underwrite the sale of Unsubscribed Shares or the Additional Shares to third parties.

Third-party investors who desire to purchase Unsubscribed Shares or Additional Shares should mail or deliver the subscription form (the "Subscription Form") to the Subscription Agent (as defined below) at the appropriate address set forth under "--Subscription Agent." The Subscription Form must be properly completed and duly executed. Subscription Forms may be obtained by contacting Kelly Lee at (770) 303-8299. Subscriptions for less than 1,000 Shares from third-party investors will not be accepted. If subscriptions exceed available Shares, Homestead may allocate available Unsubscribed Shares or Additional Shares in Homestead's sole discretion. Subscription Forms must be received by the Subscription Agent prior to 5:00 p.m. Eastern Standard time on the Expiration Date. Subscription Forms received after such time will not be honored. On or promptly after April 27, 1999, the second business day after the Expiration Date, Homestead will send each third-party investor a written confirmation of the number of Shares allocated to such investor. On or prior to April 30, 1999, the fifth business day after the Expiration Date, third-party investors must deliver payment for the Shares subscribed for to the Subscription Agent by wire transfer of immediately available funds, based upon such investor's prorated allocation of Shares as notified by Homestead.

Limitation on purchases

Homestead has not taken any steps that

  .would cause a purchaser to avoid becoming an "Acquiring Person" (an
   Acquiring Person is someone who has acquired beneficial ownership of 20% or more of outstanding Common Shares) pursuant to the terms of the Rights Agreement, dated as of May 16, 1996, between Homestead and Boston EquiServe, Inc., as rights agent;

  .would cause a purchaser to avoid becoming an "Interested Stockholder" (an
   Interested Stockholder is any person who beneficially owns ten percent (10%) or more of the voting power of the corporation's Shares or an affiliate of the corporation who, at any time within the two (2)-year period prior to the date in question, was the beneficial owner of ten percent

   (10%) or more of the voting power of the then-outstanding voting stock of the corporation) pursuant to the business combination provisions of Title 3, Subtitle 6 of the Maryland General Corporation Law; or

  .would cause a purchase to not be considered a "Control Share" acquisition
   (a Control Share is a voting Share of stock which, if aggregated with all other such Shares of stock previously acquired by the acquiror, or in respect of which the acquiror is able to exercise or direct the exercise of voting power, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power (except solely by virtue of a revocable proxy); (i) one-fifth (1/5) or more but less than one-third ( 1/3), (ii) one-third ( 1/3) or more but less than a majority, or (iii) a majority or more of all voting power) pursuant to the Control Share provisions of Title 3, Subtitle 7 of the Maryland General Corporation Law.

For more information on whether the purchase of Shares would cause you to become an Acquiring Person and the effects of being an Acquiring Person, we encourage you to read the discussion under the caption "Description of Common Shares" beginning on page 6 in the attached prospectus. For more information on whether the purchase of Shares would cause you to become an Interested Stockholder and the effects of being an Interested Stockholder, we encourage you to read the discussion under the caption "Certain Provisions of Maryland Law and of Homestead's Charter and Bylaws--Business Combinations" on page 41 in the attached prospectus. For more information on whether the purchase of Shares would constitute a Control Share acquisition and the effects of the purchase being a Control Share acquisition, we encourage you to read the discussion under the caption "Certain Provisions of Maryland Law and of Homestead's Charter and Bylaws--Control Share Acquisitions" beginning on page 41 in the attached prospectus.

Withdrawal

Homestead reserves the right to withdraw the rights offering (and the offering of Unsubscribed Shares and Additional Shares to third parties) at any time prior to or on the Expiration Date and for any reason (including, without limitation, the market price of the Shares), in which event all funds received from subscribers will be refunded promptly without interest.

Majority shareholder

Homestead's majority shareholder, Security Capital, will participate in the rights offering. To the extent Shares are not purchased by other parties in the rights offering, Security Capital has agreed to purchase enough Shares to ensure that the gross proceeds of the rights offering are no less than $205 million.

Subscription agent

The subscription agent is Boston EquiServe, Inc. (the "Subscription Agent"). You should mail or deliver Rights Certificates, Subscription Forms, Notices of Guaranteed Delivery and payments to one of the following addresses:

            By Regular Mail:                   By Facsimile Transmission:
            Boston EquiServe                         (781) 575-4827
        Corporate Reorganization            (for Eligible Institutions Only)
             P.O. Box 9573                        Confirm by Telephone
    Boston, Massachusetts 02205-9573                 (781) 575-4816

                By Hand:                   By Overnight Courier, Registered,
    Securities Transfer & Reporting                   Certified or
             Services, Inc.                      Express Mail Delivery:
       c/o Boston EquiServe, Inc.                Boston EquiServe, Inc.
      100 William Street, Galleria              Corporate Reorganization
        New York, New York 10038                  40 Campanelli Drive
                                             Braintree, Massachusetts 02184

Delivery of Rights Certificates, Subscription Forms, Notices of Guaranteed Delivery and payments (other than wire transfers) other than as above will not constitute a valid delivery.

You may address questions, request assistance concerning the method of subscribing for Shares, or ask for additional copies of this prospectus supplement, by calling the Subscription Agent at (781) 575-3120 or Homestead's Information Agent, Georgeson & Company, Inc., at 1-800-223-2064.

Fractional shares

Homestead will not issue fractional Shares. In addition, Homestead may adjust for fractional Shares resulting from the exercise of the Oversubscription Privilege in any manner it deems appropriate. Homestead will not divide Rights Certificates in such a manner as to create fractional rights or permit holders to subscribe for a greater number of Shares. Banks, trust companies, securities dealers and brokers that hold Shares as nominees for more than one beneficial owner may have a Rights Certificate divided by the Subscription Agent (see "-- Method of Exercising Rights and Oversubscription Privilege"), or may, upon proper showing to the Subscription Agent, exercise their Rights Certificates on the same basis as if the beneficial owners were record holders on the Record Date. Homestead reserves the right to deny any division of Rights Certificates if in its opinion the result would be inconsistent with the intent of this privilege.

Method of exercising rights and oversubscription privilege

You may subscribe for rights and the Oversubscription Privilege by properly completing and duly executing the Rights Certificate accompanying this prospectus supplement, and mailing or delivering the Rights Certificate, together with payment of the full Subscription Price for each Share subscribed for pursuant to the exercise of rights and the Oversubscription Privilege, to the Subscription Agent at the appropriate address above. Banks, trust companies, securities dealers and brokers that hold Shares as nominee for more than one beneficial owner may, upon proper showing to the Subscription Agent, exercise their rights and Oversubscription Privilege on the same basis as if the beneficial owners were record holders on the Record Date. Payment must be made in United States currency by personal check, cashier's check, bank draft or money order drawn on a bank located in the United States payable to the order of "Homestead Rights Offering." If your rights are held through The Depository Trust Company ("DTC"), your rights may be exercised by instructing DTC to transfer rights from your DTC account to the Subscription Agent's DTC account, along with payment of the full Subscription Price. Except as described under "--Late Delivery of Payments and Rights Certificates," to be accepted, the properly completed and duly executed Rights Certificate and the payment must be received by the Subscription Agent prior to 5:00 p.m. Eastern Standard time on the Expiration Date. Rights Certificates received after such time will not be honored.

If you exercise fewer than all of your rights, you will receive from the Subscription Agent a new Rights Certificate representing the unexercised rights. No new Rights Certificates will be issued after April 16, 1999. Neither Homestead nor the Subscription Agent shall incur any liability if a Rights Certificate, furnished by the Subscription Agent or otherwise, is not received in time to be exercised, transferred or sold.

Read the instruction letter accompanying the Rights Certificate carefully and follow it strictly. DO NOT SEND RIGHTS CERTIFICATES OR PAYMENTS TO HOMESTEAD. Except as described under the captions "--Unsubscribed Shares and Third Party Sales" and "--Late Delivery of Payments and Rights Certificates," no subscription will be deemed to have been received until the Subscription Agent has received delivery of a properly completed and duly executed Rights Certificate and payment of the full Subscription Price. You, not Homestead or the Subscription Agent, bear the risk of delivery of all documents and payments. If the mail is used, we recommend that you use insured, registered mail, return receipt requested. Please allow a sufficient number of days to ensure delivery to the Subscription Agent on or before the Expiration Date.

Late delivery of payments and rights certificates

If, prior to 5:00 p.m. Eastern Standard time on the Expiration Date, the Subscription Agent has received a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form accompanying this prospectus supplement (by hand, mail, telegram or facsimile transmission) specifying the name of the holder of rights and the number of Shares subscribed for (stating separately the number of Shares subscribed for pursuant to the exercise of rights and the Oversubscription Privilege) and guaranteeing that the properly completed and duly executed Rights Certificate and payment of the full Subscription Price for all Shares subscribed for will be delivered to the Subscription Agent within five business days after the Expiration Date, such subscription may be accepted, subject to the Subscription Agent's withholding the certificates for the Shares until receipt of the properly completed and duly executed Rights Certificate and payment of such amount within such time period. If your rights are held through DTC, your rights may be exercised by instructing DTC to transfer rights from such holder's DTC account to the Subscription Agent's DTC account, together with payment of the full Subscription Price. The Notice of Guaranteed Delivery must be guaranteed by a commercial bank, trust company or credit union having an office, branch or agency in the United States or by a member of the Stock Transfer Association approved medallion program such as STAMP, SEMP or MSP. Notices of Guaranteed Delivery and payments should be mailed or delivered to the appropriate addresses set forth under "-- Subscription Agent."

Method of transferring rights

Rights may be transferred in whole or in part to persons who are residents of the United States. Rights may be transferred in whole by endorsing the Rights Certificate for transfer. Rights may be transferred in part by delivering to the Subscription Agent, at the appropriate addresses set forth under "-- Subscription Agent", a Rights Certificate that has been properly endorsed for transfer, with instructions to reissue the rights in part in the name of the transferee and reissue the balance to the rights holder. The Rights Certificate must be received by the Subscription Agent by 5:00 p.m. Eastern Standard time on April 16, 1999, for new Rights Certificates to be issued. Unless arrangements are made for return overnight delivery, new Rights Certificates to be issued on or about April 16, 1999 may not be received prior to the Expiration Date. Any arrangements for, and the related expenses of, overnight delivery of new Rights Certificates must be made by the individual holder. Any questions regarding the transfer of rights should be directed to Homestead's information agent, Georgeson & Company, Inc., at 1-800-223-2064.

All commissions, fees and other expenses (including any transfer taxes) incurred in connection with the purchase, sale or exercise of rights are for the account of the transferor or the transferee of the rights, and none of such commissions, fees or expenses will be paid by Homestead.

Pursuant to a listing application for the underlying Shares, the rights will be traded on the NYSE under the symbol "HSD RT". Pursuant to the rules of the NYSE, the rights will be traded only up to the close of the NYSE on April 22, 1999, the business day preceding the Expiration Date. No assurance can be given that a public market will develop or be sustained for the rights.

Validity of subscriptions

Homestead alone will determine all questions with respect to the validity and form of the exercise of any rights or the Oversubscription Privilege or third-party subscriptions for Unsubscribed Shares and Additional Shares (including time of receipt and eligibility to participate in the offering). Homestead's determination shall be final and binding. Once made, subscriptions and directions are irrevocable, and no alternative, conditional or contingent subscriptions or directions will be accepted. Homestead reserves the absolute right to reject any subscriptions or directions not properly submitted or the acceptance of which, in the opinion of Homestead's counsel, would be unlawful. Any irregularities in connection with subscriptions must be cured on or before the Expiration Date unless waived by Homestead in its sole discretion. Neither Homestead nor the Subscription Agent shall be under any duty to give notification of defects in subscriptions or incur any liability for failure to give such notification. A subscription will be deemed to have been accepted (subject to Homestead's right to withdraw or terminate the offering) only when a properly completed and duly executed Subscription Form or Rights Certificate, any other required documents and payment of the full Subscription Price with respect to such subscription have been received by the Subscription Agent. Homestead's interpretations of the terms and conditions of the offering shall be final and binding.

Rights of subscribers

You will have no rights as a shareholder of Homestead with respect to Shares for which you subscribed until Homestead has issued certificates representing such Shares to you. You have no right to revoke your subscription after delivery to the Subscription Agent of a completed Rights Certificate or Subscription Form and any other required documents.

Subscription proceeds

All proceeds received by the Subscription Agent with respect to the exercise of rights and the Oversubscription Privilege and with respect to subscriptions for Unsubscribed Shares and Additional Shares will be held by the Subscription Agent. If the offering is withdrawn or terminated for any reason, the Subscription Agent will return promptly to each subscriber all funds received from such subscriber. No interest will be paid on funds returned due to withdrawal or termination of the offering or the proration of oversubscriptions (either pursuant to the Oversubscription Privilege or the sale of Unsubscribed Shares or Additional Shares) or otherwise.

Foreign shareholders

If your mailing address is outside the United States or the Province of Ontario, Canada, your Rights Certificates will be held by the Subscription Agent until you give the Subscription Agent exercise instructions. If no instructions are received prior to 10:00 a.m. Eastern Standard time on the fifth business day preceding the Expiration Date, the Subscription Agent will endeavor to sell the rights of such shareholders for their respective accounts. The net proceeds, if any, from such sales (based on the average price received during such day) will be distributed to such foreign holders. No assurances can be given that the Subscription Agent will be able to sell such rights.

The rights issued pursuant to this rights offering to residents of Ontario are not transferable in Ontario and the Shares issued to residents of Ontario upon exercise of rights may not be sold or otherwise disposed of for value in Ontario, except pursuant to either a prospectus or a statutory exemption available only in specific and limited circumstances.

Delivery of shares

Certificates for Shares will be mailed as soon as practicable after the Expiration Date and the receipt of all required documents and payment in full of the Subscription Price due for such Shares. In the case of shareholders whose Shares are held through DTC and third-party investors who arrange for delivery and payment through DTC, the appropriate participant account will be credited. Any refunds in connection with subscriptions will be mailed as soon as practicable after the Expiration Date without interest.

Certain federal income tax considerations regarding the offering

The following discussion summarizes the material U.S. federal income tax consequences of the offering to Homestead and its shareholders. To the extent such summary discusses matters of law, such summary represents the opinion of Mayer, Brown & Platt. The following discussion is based upon the current provisions of the Internal Revenue Code of 1986, as amended, its legislative history, administrative pronouncements, judicial decisions and Treasury Regulations, all of which are subject to change, possibly with retroactive effect. The following discussion does not purport to be a complete discussion of all U.S. federal income tax considerations relating to the offering. The following discussion does not address the tax consequences of the offering under state, local or non-U.S. tax laws. In addition, the following discussion may not apply, in whole or in part, to particular categories of Homestead shareholders, such as dealers in securities, insurance companies, foreign persons, tax-exempt organizations and financial institutions. A tax ruling from the Internal Revenue Service has not been requested. The following discussion assumes that the Shares owned by a shareholder constitute capital assets in the hands of such shareholder. THE FOLLOWING DISCUSSION IS INCLUDED FOR GENERAL INFORMATION ONLY. ALL HOMESTEAD SHAREHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS TO DETERMINE THE SPECIFIC TAX CONSEQUENCES OF THE OFFERING, INCLUDING ANY STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES.

Taxation of Homestead's shareholders

Receipt of right. A shareholder (including a foreign shareholder) will not recognize any gain or loss upon his or her receipt of a right.

Tax basis of right. If a shareholder exercises or sells a right, the tax basis of such right in the hands of the shareholder will be determined by allocating the shareholder's existing tax basis of his or her Shares with respect to which the right was distributed ("Old Shares") between his or her Old Shares and the right, in proportion to their relative fair market values on the date of distribution of the rights. If, however, the fair market value of the rights distributed to the shareholder (on the date of distribution) is less than 15% of the fair market value of his or her Old Shares, the tax basis of each right will be deemed to be zero unless the shareholder affirmatively elects, by attaching an election statement to his or her federal income tax return for the year in which he or she receives his or her rights, to compute the tax basis of his or her rights in accordance with the preceding sentence. Once made, such an election is irrevocable. Homestead expects that the fair market value of the rights distributed to each shareholder will be less than 15% of the fair market value of his or her Old Shares.

Exercise of right. A shareholder will generally not recognize any gain or loss upon the purchase of a Share pursuant to the exercise of a right. The tax basis of the Shares purchased pursuant to the exercise of the rights will be equal to the sum of:

  (1)the shareholder's tax basis in the rights exercised and

  (2)the Subscription Price paid for such Shares.

The holding period of the Shares purchased pursuant to the exercise of rights will commence on the date of exercise.

Sale of right. A shareholder will generally recognize capital gain or loss pursuant to the sale of a right in an amount equal to the difference between the proceeds of the sale and the shareholder's tax basis in such right. Such gain or loss will be long-term capital gain or loss if the shareholder's holding period for such right (which will include the shareholder's holding period for his or her Old

Shares) is more than twelve months from the date of sale. A shareholder's ability to deduct capital losses may be subject to limitation.

Lapse of right. A shareholder will not recognize any gain or loss upon the expiration of his or her rights since a right will not be treated as having any tax basis if it lapses.

Foreign persons. Gains from the sale of the rights by a foreign person should not be subject to U.S. taxation, unless either (i) such gain is effectively connected with such person's U.S. business or, in the case of an individual foreign person, such person is present within the U.S. for more than 182 days in such taxable year or (ii) such person held more than five percent of the Shares at some time during the five-year period ending on the date of the sale of the rights.

Taxation of Homestead

Homestead will generally not recognize any gain or loss upon the issuance of rights, the receipt of cash for Shares pursuant to the exercise of rights or the lapse of rights.

                             VALIDITY OF THE SHARES

The validity of the Shares offered hereby will be passed upon for Homestead by Mayer, Brown & Platt, Chicago, Illinois. Mayer, Brown & Platt has in the past represented and is currently representing Homestead and certain of its affiliates, including Security Capital.

PROSPECTUS

                         Homestead Village Incorporated

                                 $356,402,600*

                                 Common Stock*

                                Preferred Stock

                                Debt Securities

                              Securities Warrants

                                     Rights

                               ----------------

Homestead will provide specific terms of these securities in supplements to this prospectus. You should carefully read this prospectus and any supplement before you invest.

*Pursuant to Rule 429 under the Securities Act of 1933, as amended (the "Securities Act"), this Prospectus also relates to an additional $143,597,400 of the Common Shares which were registered under a previous registration statement.

                               ----------------

These securities have not been approved by the Securities and Exchange Commission or any state securities commission nor have these organizations determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

                               ----------------

               The date of this Prospectus is November 23, 1998.

                             ABOUT THIS PROSPECTUS

This prospectus (the "Prospectus") is part of a registration statement that Homestead Village Incorporated ("Homestead") filed with the Securities and Exchange Commission (the "Commission") utilizing a "shelf" registration process. Under this shelf process, Homestead may sell any combination of the securities described in this Prospectus (the "Offered Securities") in one or more offerings of preferred stock, debt securities and securities warrants up to a total dollar amount of $356,402,600 and one or more offerings of common stock up to a total dollar amount of $500,000,000. This Prospectus provides you with a general description of the securities Homestead may offer. Each time Homestead sells securities, Homestead will provide a prospectus supplement (each supplement, a "Prospectus Supplement") that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus. You should read both this Prospectus and any Prospectus Supplement together with the additional information described under the heading "Where You Can Find More Information".

                      WHERE YOU CAN FIND MORE INFORMATION

Homestead is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and files reports, proxy statements and other information with the Commission. You may read and copy any materials Homestead files with the Commission at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. In addition, the Commission maintains an Internet site that contains reports, proxies, information statements, and other information regarding issuers that file electronically and the address of that site is http://www.sec.gov. Homestead's outstanding Common Shares are listed on the New York Stock Exchange (the "NYSE") under the symbol "HSD" and all reports, proxy statements and other information filed by Homestead with the NYSE may be inspected at the NYSE's offices at 20 Broad Street, New York, New York 10005.

Homestead has filed with the Commission a registration statement on Form S-3 (together with all amendments and exhibits, the "Registration Statement") under the Securities Act, with respect to the Offered Securities. This Prospectus, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement. Certain parts of the Registration Statement are omitted from the Prospectus in accordance with the rules and regulations of the Commission. For further information, your attention is directed to the Registration Statement. Statements made in this Prospectus concerning the contents of any documents referred to herein are not necessarily complete, and in each case are qualified in all respects by reference to the copy of such document filed with the Commission.

The Commission allows Homestead to "incorporate by reference" the information Homestead files with the Commission, which means that Homestead can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this Prospectus, and information that Homestead files later with the Commission will automatically update and supersede this information. Homestead incorporates by reference the documents listed below:

  . Homestead's Annual Report on Form 10-K for the year ended December 31,
    1997;

  . Homestead's Quarterly Reports on Form 10-Q for the quarters ended March
    31, 1998 and June 30, 1998;

  . Homestead's Current Report on Form 8-K, dated January 1, 1998; and

  . Homestead's Registration Statement on Form 8-A, dated March 25, 1998.

The Commission has assigned file number 1-12269 to the reports and other information that Homestead files with the Commission.

Homestead also incorporates by reference any future filings made with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until Homestead sells all of the Offered Securities. You should be aware that any statement contained in this Prospectus or in a document incorporated by reference may be modified or superseded by a document filed with the Commission at a later date. Any statement which has been modified or superseded shall not be considered to constitute a part of this Prospectus.

You may request a copy of each of these filing at no cost, by writing or telephoning Homestead at the following address or telephone number:

    Chief Financial Officer
    Homestead Village Incorporated
    2100 RiverEdge Parkway, 9th Floor
    Atlanta, Georgia 30328
    (770) 303-2200.

You should rely only on the information included in this Prospectus or the Prospectus Supplement or incorporated by reference in this Prospectus. Homestead has not authorized anyone else to provide you with different information. Homestead is not making an offer of the Offered Securities in any state where the offer is not permitted. You should not assume that the information in this Prospectus or any Prospectus Supplement is accurate as of any date other than the date on the front of those documents.

                         HOMESTEAD VILLAGE INCORPORATED

Homestead is committed to creating significant shareholder value by becoming the leading developer, owner and operator of moderate-priced, extended-stay lodging properties throughout the United States. Homestead believes that the extended-stay segment of the lodging industry offers excellent growth opportunity because of:

  . growing customer demand for extended-stay accommodations,

  . the limited number of properties that have been purposely built for extended-stay lodging, and

  . rising consumer awareness of the extended-stay product.

Homestead believes it is well positioned to achieve significant market share in the extended-stay industry by targeting markets that demonstrate strong demographics and providing extended-stay customers with a consistently high standard of service and value-conscious pricing.

Homestead offers a carefully designed, custom-built product targeted at the business traveler on temporary assignment, undergoing relocation or in training. Homestead Village(R) properties are designed to offer excellent locations with convenient access to major employment centers and retail support services, and a residential environment that is attractive, well landscaped and secure.

The extended-stay segment of the lodging industry is a high-growth business, and Homestead believes it is well positioned to become the leading provider of moderate-priced, extended-stay lodging. Homestead has the people and the processes in place to achieve significant market share. Homestead's strategy is focused on

  . becoming the brand of choice for extended-stay corporate travelers,

  . increasing revenue per available room at the property level by matching its product to customers' expectations, and

  . improving operating margins through its proprietary operating systems.

Homestead believes that its product, locations, corporate commitment to customer service and value-conscious pricing will help it meet its objectives.

The first Homestead Village(R) property was opened in 1992. As of September 30, 1998, Homestead operated 111 properties, had begun construction on 25 additional properties, and owned 18 development sites. Homestead's properties are designed and built to uniform standards developed by Homestead.

Homestead is a Maryland corporation. Its executive offices are located at 2100 RiverEdge Parkway, Atlanta, Georgia 30328, and its telephone number is (770) 303-2200.

                                USE OF PROCEEDS

In general, the net proceeds from the sale of the Offered Securities will be used for (1) the repayment of indebtedness, (2) the acquisition of sites and the development of additional extended-stay lodging properties as suitable opportunities arise, (3) for capital improvements to properties and (4) for working capital purposes. The use of proceeds from each offering will be described in the Prospectus Supplement relating to that offering.

                               RATIO INFORMATION

The ratio of earnings to fixed charges for each of the periods indicated is as follows:

                                                                 Six Months
                               Period Ended December 31,       Ended June 30,
                         ------------------------------------- ---------------
                         1993(1) 1994(1) 1995  1996(1) 1997(1) 1997(1) 1998(1)
                         ------- ------- ----- ------- ------- ------- -------
Ratio of earnings to
 fixed charges..........  .97x    .97x   1.14x  .88x    .11x    .07x    .59x
Ratio of earnings to
 fixed charges and
 preferred stock
 dividends..............  .97x    .97x   1.14x  .88x    .11x    .07x    .59x

--------
(1) Earnings for these periods (years ended December 31, 1993, 1994, 1996 and 1997 and the six-month periods ended June 30, 1997 and 1998) were inadequate to cover fixed charges by $18,000, $65,000, $1,283,000, $63,976,000, $48,832,000 and $8,635,000, respectively.

For the purpose of computing these ratios, (a) "earnings" consist of earnings plus fixed charges other than capitalized interest, and (b) "fixed charges" consist of interest on borrowed funds (including capitalized interest) and amortization of debt discount, premium and expense.

                           ADJUSTED RATIO INFORMATION

In the fourth quarter of 1996, in 1997 and in the first six months of 1998, Homestead amortized financing costs and premium and discount related to certain convertible mortgage notes over periods less than the stated term of the mortgage notes. Such costs related to the mortgage note balances outstanding under the mortgages before March 31, 1997 were amortized to interest on an accelerated basis by March 31, 1997, the date of initial convertibility of the mortgages. Costs related to subsequent fundings of the mortgages were amortized to interest on the funding dates. All amounts available under the mortgage notes were funded by June 30, 1998. The financing costs related to the convertible mortgages did not require an expenditure of funds, but rather originated from the difference in value between the exercise price of warrants issued to obtain the mortgage funding commitments versus the fair value of Homestead common stock and from the difference in value between the conversion price of the mortgage notes versus the fair value of Homestead common stock. The following adjusted ratios reflect adjustment for these amortization costs on a pro forma basis by excluding such costs from interest.

                                                                  Six Months
                                 Period Ended December 31,      Ended June 30,
                            ----------------------------------- ---------------
                            1993(2) 1994(2) 1995  1996  1997(2) 1997(2) 1998(2)
                            ------- ------- ----- ----- ------- ------- -------
Ratio of earnings to fixed
 charges..................   .97x    .97x   1.14x 1.07x  .38x    .51x    .65x
Ratio of earnings to fixed
 charges and Preferred
 Share dividends..........   .97x    .97x   1.14x 1.07x  .38x    .51x    .65x

--------
(2) Earnings for these periods (years ended December 31, 1993, 1994 and 1997 and the six-month periods ended June 30, 1997 and 1998) were inadequate to cover fixed charges by $18,000, $65,000, $13,053,000, $3,428,000 and
    $6,641,000, respectively.

                          DESCRIPTION OF COMMON SHARES

General

The following description sets forth certain general terms and provisions of the shares of Homestead's common stock, par value $.01 per share (the "Common Shares"). This Registration Statement relates to Common Shares that Homestead may issue to the public as well as Common Shares issuable pursuant to subscription offerings or rights offerings, upon conversion or exchange of preferred stock or debt securities, or upon the exercise of Common Share warrants. The following description of the terms of the Common Shares is not complete and is subject to and qualified in its entirety by reference to Maryland law and to Homestead's Restated Charter (the "Charter") and its bylaws ("Bylaws"). We encourage you to read copies of the Charter and Bylaws which are exhibits to our registration statement No. 333-4455. Directions on how you can get copies are provided on page 3.

The authorized stock of Homestead consists of 249,822,502 Common Shares and 177,498 shares of preferred stock, $.01 par value per share. The Board of Directors of Homestead (the "Board") may classify or reclassify any unissued shares of stock from time to time by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications or terms or conditions of redemption of such stock. No holder of any class of stock of Homestead has any preemptive right to subscribe to any securities of Homestead, except as may be granted by the Board in authorizing the issuance of a class of preferred stock. Under Maryland law, stockholders are generally not liable for a company's debts or obligations. You should read "Certain Provisions of Maryland Law and of Homestead's Charter and Bylaws" for a description of certain provisions that could have the effect of delaying, deferring or preventing a change in control of Homestead.

The outstanding Common Shares are fully paid and nonassessable. Each Common Share entitles the holder to one (1) vote on all matters requiring a vote of shareholders, including the election of directors. Shareholders do not have the right to cumulate their votes in the election of directors, which means that the holders of a majority of the outstanding Common Shares can elect all of the directors then standing for election. Shareholders are entitled to such dividends as may be authorized from time to time by the directors out of assets legally available therefor.

In the event of any liquidation, dissolution or winding-up of the affairs of Homestead, holders of Common Shares are entitled, subject to the preferential rights of holders of preferred stock, if any, to share ratably in the assets of Homestead remaining after provision for payment of liabilities to creditors.

All Common Shares have equal distribution, liquidation and other rights, and have no preference, appraisal, conversion or exchange rights. As of November 1, 1998, 38,262,996 Common Shares were issued and outstanding.

The transfer agent and registrar for the Common Shares is BankBoston, N.A., 150 Royall Street, Canton, Massachusetts 02021.

Purchase Rights

On May 16, 1996, the Board authorized a dividend of one (1) purchase right ("Purchase Right") for each Common Share outstanding at the close of business on May 16, 1996 (the "Rights Record Date"). The dividend was paid on the Rights Record Date. The holders of any Common Shares issued after the Rights Record Date and before the redemption or expiration of the Purchase Rights are also be entitled to one (1) Purchase Right for each such additional Common Share. Each Purchase Right entitles the registered holder, under certain circumstances, to purchase from Homestead one-hundredth (1/100) of a Participating Preferred Share of Homestead at a price of $50.00 per one-hundredth (1/100) of a Participating Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Purchase Rights are set forth in the Rights Agreement dated as of May 16, 1996 between Homestead and BankBoston, N.A., as rights agent (the "Rights Agreement"). We encourage you to read a copy of the Rights Agreement which is an exhibit to our registration statement No. 333-4455. Directions on how you can get copies are provided on page 3.

The Purchase Rights will be exercisable and will be evidenced by separate certificates only after the earliest to occur of:

  (1) ten (10) business days following a public announcement that a person or group of affiliated or associated persons (excluding certain affiliates of Homestead) has acquired beneficial ownership of twenty percent (20%) or more of the outstanding Common Shares (thereby becoming an "Acquiring Person");

  (2) fifteen (15) business days (or such later date as may be determined by action of the Board prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of persons (excluding certain affiliates of Homestead) of twenty-five percent (25%) or more of the outstanding Common Shares; or

  (3) ten (10) business days (or such later date as may be determined by action of the Board prior to such time as any person becomes an Acquiring Person) after the date of filing by any person of, or the first public announcement of the intention of any person to file, any application, request, submission or other document with any federal or state regulatory authority seeking approval of, attempting to rebut any presumption of control upon, or otherwise indicating an intention to enter into, any transaction or series of transactions (other than a transaction in which newly issued Common Shares are issued directly by Homestead) the consummation of which would result in any person (excluding certain affiliates of Homestead) becoming the beneficial owner of Common Shares aggregating twenty-five percent (25%) or more of the then outstanding Common Shares (the first to occur of such dates being called the "Rights Distribution Date").

With respect to any of the stock certificates outstanding as of the Rights Record Date, until the Rights Distribution Date the Purchase Rights will be evidenced by such stock certificate. Until the Rights Distribution Date (or earlier redemption or expiration of the Purchase Rights), new stock certificates issued after the Rights Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. However, if the Board in good faith determines that a person has become an Acquiring Person under the Rights Agreement inadvertently, and such person divests as promptly as practicable a sufficient number of Common Shares so that such person would no longer be an Acquiring Person, then such person shall not be deemed to be an Acquiring Person for purposes of the Rights Agreement.

The Purchase Rights expire on May 16, 2006 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Purchase Rights are earlier redeemed or exchanged by Homestead, in each case as described below.

The Purchase Price payable, and the number of Participating Preferred Shares or other securities or property issuable, upon exercise of the Purchase Rights are subject to adjustment under certain circumstances from time to time to prevent dilution. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least one percent (1%) in such Purchase Price.

Participating Preferred Shares purchasable upon exercise of the Purchase Rights will not be redeemable. Each Participating Preferred Share will be entitled to a minimum preferential quarterly distribution payment equal to the greater of
(1) $1 per share or (2) one hundred (100) times the distribution declared per Common Share. Each Participating Preferred Share will have one hundred (100) votes, voting together with the Common Shares. If dividends payable on Participating Preferred Shares are in arrears in an amount equal to at least six (6) full quarterly dividends (whether or not declared and whether or not consecutive), the holders of record of the outstanding Participating Preferred Shares shall have the exclusive right, voting separately as a single class, to elect two (2) directors of Homestead until such time as all arrears in dividends (whether or not declared) on the Participating Preferred Shares shall have been paid or declared and set apart for payment. In the event of liquidation, the holders of the Participating Preferred Shares will be entitled to a minimum preferential liquidation payment of $1 per share (plus any accrued and unpaid dividends), but will be entitled to an aggregate payment of one hundred (100) times the payment made per Common Share. In the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Participating Preferred Share will be entitled to receive one hundred (100) times the amount received per Common Share. In the event of issuance of Participating Preferred Shares upon exercise of the Purchase Rights, in order to facilitate trading, a depositary receipt may be issued for each one-hundredth ( 1/100) of a Participating Preferred Share. The Purchase Rights will be protected by customary antidilution provisions.

In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision will be made so that each holder of a Purchase Right, other than Purchase Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise a number of Common Shares having a market value (determined in accordance with the Rights Agreement) of twice the Purchase Price. In lieu of the issuance of Common Shares upon the exercise of Purchase Rights, the Board may, under certain circumstances, and if there is an insufficient number of Common Shares authorized but unissued or held by Homestead to permit the exercise in full of the Purchase Rights, the Board is required to, take such action as may be necessary to cause Homestead to issue or pay upon the exercise of

Purchase Rights, cash (including by way of a reduction of purchase price), property, other securities or any combination of the foregoing having an aggregate value equal to that of the Common Shares which otherwise would have been issuable upon exercise of Purchase Rights.

In the event that, after any person or group becomes an Acquiring Person, Homestead is acquired in a merger or other business combination transaction or fifty percent (50%) or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Purchase Right will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price, a number of shares of common stock of the acquiring company having a market value (determined in accordance with the Rights Agreement) of twice the Purchase Price.

At any time after any person or group becomes an Acquiring Person and prior to the acquisition by that person or group of fifty percent (50%) or more of the outstanding Common Shares, the Board may exchange the Purchase Rights (other than Purchase Rights owned by that person or group which will have become void), in whole or in part, at an exchange ratio of one (1) Common Share (or one-hundredth ( 1/100) of a Participating Preferred Share) per Purchase Right (subject to adjustment).

As soon as practicable after a Rights Distribution Date, Homestead is obligated to use its best efforts to file a registration statement under the Securities Act relating to the securities issuable upon exercise of Purchase Rights and to cause such registration statement to become effective as soon as practicable.

At any time prior to the time a person or group of persons becomes an Acquiring Person, the Board may redeem the Purchase Rights in whole, but not in part, at a price of $0.01 per Purchase Right (the "Redemption Price"), payable in cash, Common Shares or any other form of consideration deemed appropriate by the Board. The redemption of the Purchase Rights may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish. Immediately upon the effectiveness of any redemption of the Purchase Rights, the right to exercise the Purchase Rights will terminate and the only right of the holders of Purchase Rights will be to receive the Redemption Price.

The terms of the Purchase Rights may be amended by the Board without the consent of the holders of the Purchase Rights, except that from and after the time any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Purchase Rights and in no event shall any such amendment change the twenty percent (20%) threshold at which a person acquiring beneficial ownership of Common Shares becomes an Acquiring Person.

The Purchase Rights have certain anti-takeover effects. The Purchase Rights will cause substantial dilution to a person or group that attempts to acquire Homestead on terms not approved by the Board, except pursuant to an offer conditioned on a substantial number of Purchase Rights being acquired. The Purchase Rights should not interfere with any merger or other business combination approved by the Board since the Purchase Rights may be redeemed by Homestead at the Redemption Price prior to the time that a person or group has acquired beneficial ownership of twenty percent (20%) or more of the Common Shares. The Rights Agreement specifying the terms of the Purchase Rights has been incorporated by reference into the Registration Statement (of which this Prospectus forms a part) and is incorporated herein by reference. The foregoing description of the Purchase

Rights is not complete and is subject to, and is qualified in its entirety by reference to, the Rights Agreement, including the definitions therein of certain terms.

                        DESCRIPTION OF PREFERRED SHARES

Preferred Stock

The Board is empowered by the Charter, without the approval of shareholders, to cause shares of preferred stock to be issued in one or more series ("Preferred Shares") and to determine, among other things, the number of Preferred Shares of each series and the rights, preferences, powers and limitations of each series which may be senior to the rights of Common Shares. The issuance of Preferred Shares could have the effect of delaying, deferring or preventing a change in control of Homestead and may adversely affect the voting and other rights of shareholders. Homestead has not issued any Preferred Shares.

The following description sets forth certain general terms and provisions of the Preferred Shares which Homestead may issue. The following description of the general terms of the Preferred Shares is not complete and is subject to and qualified in its entirety by reference to the Charter and Bylaws. In addition, you should carefully review a Prospectus Supplement relating to an offering of Preferred Shares for the specific terms of such Preferred Shares, including, but not limited to, the following:

  (1) The designation of such Preferred Shares;

  (2) The number of Preferred Shares offered, the liquidation preference per share and the initial public offering price per share;

  (3) The dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Shares;

  (4) The date from which dividends on such Preferred Shares will cumulate, if applicable;

  (5) The procedures for the auction and remarketing, if any, for such Preferred Shares;

  (6) The provisions for a sinking fund, if any, for such Preferred Shares;

  (7) The terms and conditions of redemption, if applicable, of such Preferred Shares;

  (8) Any listing of such Preferred Shares on any securities exchange;

  (9) The terms and conditions on which such Preferred Shares will be convertible into Common Shares, if applicable, including the conversion price (or manner of calculation thereof);

  (10) Whether interests in such Preferred Shares will be represented by global securities;

  (11) A discussion of Federal income tax considerations applicable to such Preferred Shares;

  (12) The relative ranking and preferences of such Preferred Shares as to dividends and in the distribution of assets;

  (13) Any limitations on issuance of any series of Preferred Shares ranking senior to or on a parity with such Preferred Shares as to dividends and in the distribution of assets;

  (14) Any limitations on direct or beneficial ownership and restrictions on transfer of such Preferred Shares, in each case in accordance with the terms of the Charter; and

  (15) Any other specific preferences, rights, voting powers, restrictions, limitations as to dividends or qualifications of such Preferred Shares.

Ranking

As to dividends and in the distribution of assets, each series of Preferred Shares will rank:

  (1) senior to all classes or series of Common Shares and to all other equity securities ranking junior to such series of Preferred Shares;

  (2) on a parity with all equity securities issued by Homestead the terms of which specifically provide that such equity securities rank on a parity with such series of Preferred Shares; and

  (3) junior to all equity securities issued by Homestead the terms of which specifically provide that such equity securities rank senior to such series of Preferred Shares.

The Prospectus Supplement relating to an offering of Preferred Shares will describe any differences from these terms. The term "equity securities" in the preceding sentence does not include convertible debt securities. The rights of the holders of each series of Preferred Shares will be subordinate to those of Homestead's general creditors.

Dividends

The holders of each series of Preferred Shares will be entitled to receive, when, as and if declared by the Board, out of funds legally available for that purpose, cash dividends at such rates and on such dates as will be set forth in the applicable Prospectus Supplement relating to an offering of Preferred Shares. Such rates may be fixed or variable or both. Dividends will be payable to holders of record as they appear in the stock records of Homestead on the record dates.

Dividends on any series of Preferred Shares may be cumulative or non-cumulative. Dividends, if cumulative, will begin to accrue and will be fully cumulative from the date set forth in the applicable Prospectus Supplement. If the Board fails to declare a dividend payable on a dividend payment date on any series of Preferred Shares for which dividends are non-cumulative, then the holders of such Preferred Shares will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and Homestead will have no obligation to pay the dividend accrued for such period, whether or not dividends on such Preferred Shares are declared payable on any future dividend payment date. No interest, or sum of money in lieu of interest, will be payable in respect of any dividend payment or payments on any series of Preferred Shares which may be in arrears.

So long as any Preferred Shares of a series are outstanding, no full dividends may be declared or paid or set apart for payment on any shares of any other stock of Homestead ranking on a parity with such series of Preferred Shares as to dividends ("Dividend Parity Shares") for any period unless

  (1) if such series of Preferred Shares has a cumulative dividend, full cumulative dividends have been or contemporaneously are paid or declared and a sum sufficient for the payment thereof set apart for such payments for all past dividend periods and the then current dividend period with respect to such series of Preferred Shares, or

  (2) if such series of Preferred Shares does not have a cumulative dividend, full dividends have been or contemporaneously are paid or declared and a sum sufficient for the payment thereof set apart for such payments for the then current dividend period with respect to such series of Preferred Shares.

When dividends are not paid in full, or a sum sufficient for the payment thereof is not set apart for payment, on any series of Preferred Shares and any Dividend Parity Shares, all dividends declared on such series of Preferred Shares and such Dividend Parity Shares will be declared ratably in proportion to the amount of dividends accrued and unpaid on such series of Preferred Shares (which will not include any cumulation in respect of unpaid dividends for past dividend periods if such series of Preferred Shares does not have a cumulative dividend) and on such Dividend Parity Shares.

So long as any Preferred Shares of a series are outstanding, except as provided in the immediately preceding paragraph, no dividends (other than in Common Shares or other shares of stock of Homestead ranking junior to such series of Preferred Shares as to dividends and in the distribution of assets ("Fully Junior Shares")) may be declared or paid or set apart for payment or other distribution may be declared or made on the Common Shares or any other shares of stock of Homestead ranking junior to such series of Preferred Shares as to dividends or in the distribution of assets ("Junior Shares"), nor may any Junior Shares be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any Junior Shares) by Homestead (except by conversion into or exchange for Fully Junior Shares) unless

  (1) if such series of Preferred Shares has a cumulative dividend, full cumulative dividends have been or contemporaneously are paid or declared and a sum sufficient for the payment thereof set apart for such payments for all past dividend periods and the then current dividend period with respect to such series of Preferred Shares, or

  (2) if such series of Preferred Shares does not have a cumulative dividend, full dividends have been or contemporaneously are paid or declared and a sum sufficient for the payment thereof set apart for such payments for the then current dividend period with respect to such series of Preferred Shares.

Any dividend payment made on a series of Preferred Shares will first be credited against the earliest accrued but unpaid dividend due with respect to such series of Preferred Shares which remains payable.

Redemption

If so provided in the applicable Prospectus Supplement, a series of Preferred Shares will be subject to mandatory redemption or redemption at the option of Homestead, in whole or in part, in each case on the terms, at the times and at the redemption prices set forth in such Prospectus Supplement relating to an offering of Preferred Shares.

The Prospectus Supplement relating to an offering of a series of Preferred Shares which is subject to mandatory redemption will specify the number of Preferred Shares of such series which will be redeemed by Homestead in each year commencing after a specified date, and the redemption price per share which will include all dividends thereon accrued and unpaid, if any, to the date fixed for redemption, without interest (which will not include any cumulation in respect of unpaid dividends for past dividend periods if such series of Preferred Shares does not have a cumulative dividend). The redemption price may be payable in cash or other property. If the redemption price for any series of Preferred Shares is payable solely out of the sale proceeds of stock of Homestead, the terms of such series of Preferred Shares may provide that, if no such stock has been issued or to the extent the sale proceeds from such stock are insufficient to pay in full the aggregate redemption price then due, Preferred Shares of such series will automatically and mandatorily be converted into shares of the applicable stock of Homestead pursuant to conversion provisions specified in the applicable Prospectus Supplement. If fewer than all the outstanding Preferred Shares of any series are to be redeemed, the shares to be redeemed will be selected by Homestead by lot or pro rata or by any other method determined by Homestead.

However, unless

  (1) if such series of Preferred Shares has a cumulative dividend, full cumulative dividends have been or contemporaneously are paid or declared and a sum sufficient for the payment thereof set apart for such payments for all past dividend periods and the then current dividend period with respect to such series of Preferred Shares and any shares of any other stock of Homestead ranking on a parity with such series of Preferred Shares as to distributions and in the distribution of assets ("Parity Shares"), or

  (2) if such series of Preferred Shares does not have a cumulative dividend, full dividends have been or contemporaneously are paid or declared and a sum sufficient for the payment thereof set apart for such payments for the then current dividend period with respect to such series of Preferred Shares and any Parity Shares, the Preferred Shares of such series may not be redeemed and Homestead may not purchase or otherwise acquire any Preferred Shares of such series, except pursuant to a purchase or exchange offer made on the same terms to all holders of outstanding Preferred Shares of such series or by conversion into or exchange for Fully Junior Shares.

Notice of the redemption of any Preferred Shares of any series will be mailed not less than thirty (30) days nor more than ninety (90) days prior to the redemption date to each holder of record of such series of Preferred Shares at the address of such holder as shown on Homestead's stock records. Each notice will state:

  (1) the redemption date;

  (2) the number of Preferred Shares of such series to be redeemed;

  (3) the redemption price;

  (4) the place or places at which certificates representing such Preferred Shares are to be surrendered;

  (5) that dividends on such Preferred Shares will cease to accrue on such redemption date; and

  (6) the date on which the holder's conversion rights, if any, as to such Preferred Shares will terminate.

If fewer than all the Preferred Shares of any series are to be redeemed, the notice mailed to each such holder will also specify the number of Preferred Shares of such series to be redeemed from such holder. If notice of redemption of any Preferred Shares has been mailed and if Homestead has deposited the funds necessary for such redemption in trust, for the benefit of the holders of the Preferred Shares so called for redemption, then from and after the redemption date, dividends will cease to accrue on such Preferred Shares, such Preferred Shares will no longer be deemed outstanding, and all rights of the holders of such Preferred Shares will terminate, except the right to receive the redemption price.

Liquidation Preference

Upon any liquidation, dissolution or winding up of Homestead, whether voluntary or involuntary, before any payment or distribution is made to or set apart for the holders of any Common Shares or any shares of any other stock of Homestead ranking junior to such series of Preferred Shares in the distribution of assets ("Liquidation Junior Shares"), the holders of each series of Preferred Shares will be entitled to receive out of the assets of Homestead legally available for that purpose, liquidating distributions in the amount of the liquidation preference per share, plus an amount equal to all dividends (whether or not earned or declared) thereon accrued and unpaid, if any (which will not include any cumulation in respect of unpaid dividends for past dividend periods if such series of Preferred Shares does not have a cumulative dividend); but the holders of such series of Preferred Shares will not be entitled to any further payment. If, upon any liquidation, dissolution or winding up of Homestead, the assets of Homestead are insufficient to pay in full such preferential amount with respect to such series of Preferred Shares and the corresponding amounts with respect to all other stock of Homestead ranking on a parity with such series of Preferred Shares in the distribution of assets ("Liquidation Parity Shares"), then such assets will be distributed among the holders of such series of Preferred Shares and such Liquidation Parity Shares in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

Subject to the rights of the holders of any class or series of stock of Homestead ranking on a parity with or senior to such series of Preferred Shares in the distribution of assets, upon any liquidation, dissolution or winding up of Homestead, whether voluntary or involuntary, after payment has been made in full to all holders of a series of Preferred Shares, the remaining assets of Homestead will be distributed among the holders of any Liquidation Junior Shares, according to their respective rights and preferences and in each case according to their respective number of shares.

For the above purposes, a consolidation or merger of Homestead with or into any other entity, a sale, transfer, lease or conveyance of all or substantially all of Homestead's assets, property or business or a statutory share exchange will not be deemed to be a liquidation, dissolution or winding up of Homestead.

Voting Rights

Holders of each series of Preferred Shares will not have any voting rights, except as set forth below or in the applicable Prospectus Supplement or as otherwise required by applicable law. The following is a summary of the voting rights that, unless provided otherwise in the applicable Prospectus Supplement, will apply to each series of Preferred Shares.

If and whenever six (6) quarterly dividends (whether or not consecutive) payable on any series of Preferred Shares or any Parity Shares are in arrears, whether or not earned or declared, the number of directors then constituting the Board will be increased by two (2), and the holders of such series of Preferred Shares, together with the holders of any such Parity Shares, voting as a single class, will have the right to elect two (2) additional directors to serve on the Board at the next annual meeting of shareholders or a special meeting of the holders of such series of Preferred Shares and such Parity Shares and at each subsequent annual meeting of shareholders until all such dividends in arrears have been paid and a sum sufficient for the payment thereof has been set apart for payment of the distribution for the current distribution period with respect to such series of Preferred Shares and such Parity Shares. The term of office of all directors so elected will terminate with the termination of such voting rights. For so long as Homestead and certain of its affiliates beneficially own in excess of ten percent (10%) of the outstanding Common Shares, in any such vote by holders of such series of Preferred Shares and such Parity Shares, any Preferred Shares of such series and Parity Shares beneficially owned by Homestead and such affiliates will be voted in the same percentages as Preferred Shares of such series and Parity Shares which are not beneficially owned by Homestead and such affiliates.

The approval of two-thirds ( 2/3) of the outstanding Preferred Shares of any series and all series of Parity Shares similarly affected, voting as a single class, will be necessary in order to

  (1) amend the Charter to materially and adversely affect the voting powers, rights or preferences of the holders of such series of Preferred Shares,

  (2) enter into a share exchange which affects such series of Preferred Shares, consolidate with or merge into another entity, or permit another entity to consolidate with or merge into Homestead, unless in each such case, each Preferred Share of such series remains outstanding without a material and adverse change to its terms and rights or is converted into or exchanged for preferred stock of the surviving entity having preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms or conditions of redemption identical to those of a Preferred Share of such series (except for changes which do not materially and adversely affect the holders of such series of Preferred Shares), or

  (3) authorize, reclassify, create or increase the authorized amount of any class of stock ranking senior to such series of Preferred Shares in the payment of dividends or in the distribution of assets.

However, Homestead may create additional classes and series of Parity Shares, Junior Shares and Fully Junior Shares, increase the authorized number of shares of such stock and issue additional series of such stock without the consent of any holder of such series of Preferred Shares.

Except as provided above and as required by law, the holders of each series of Preferred Shares will not be entitled to vote on any merger or consolidation involving Homestead or a sale of all or substantially all of the assets of Homestead.

Conversion Rights

The terms and conditions, if any, on which any series of Preferred Shares will be convertible into Common Shares will be set forth in the applicable Prospectus Supplement relating to an offering of Preferred Shares. Such terms will include the number of shares of Common Shares into which each share of such series of Preferred Shares is convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of such series of Preferred Shares or Homestead, the events requiring an adjustment of the conversion price and provisions affecting conversion upon the redemption of such series of Preferred Shares.

                       DESCRIPTION OF SECURITIES WARRANTS

Homestead may issue warrants for the purchase of debt securities ("Debt Securities Warrants"), Preferred Shares ("Preferred Share Warrants") or Common Shares ("Common Share Warrants" and collectively with the Debt Securities Warrants and Preferred Share Warrants, the "Securities Warrants"). Securities Warrants may be issued independently or together with any other Offered Securities and may be attached to or separate from such Offered Securities. Each series of Securities Warrants will be issued under a separate warrant agreement (each, a "Warrant Agreement") to be entered into between Homestead and a warrant agent specified in the applicable Prospectus Supplement (the "Warrant Agent") relating to an offering of Securities Warrants. The Warrant Agent will act solely as an agent of Homestead in connection with the Securities Warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Securities Warrants. The following summaries of certain provisions of a Securities Warrant Agreement and the Securities Warrants are not complete and are subject to, and are qualified in their entirety by reference to, all the provisions of a Warrant Agreement and the Securities Warrant certificates relating to each series of Securities Warrants which will be filed with the Commission at or prior to the time of the issuance of such series of Securities Warrants. The Prospectus Supplement relating to an offering of Securities Warrants will advise you where you can obtain copies of the Warrant Agreement and Securities Warrant.

If Debt Securities Warrants are offered, the applicable Prospectus Supplement will describe the terms of such Debt Securities Warrants, including (but not limited to), the following where applicable:

  (1) the offering price;

  (2) the denominations and terms of the series of debt securities purchasable upon exercise of such Debt Securities Warrants;

  (3) the designation and terms of any series of debt securities with which such Debt Securities Warrants are being offered and the number of such Debt Securities Warrants being offered with such debt securities;

  (4) the date, if any, on and after which such Debt Securities Warrants and the related series of debt securities will be transferable separately;

  (5) the principal amount of the series of debt securities purchasable upon exercise of each such Debt Securities Warrant and the price at which such principal amount of debt securities of such series may be purchased upon such exercise;

  (6) the date on which the right to exercise such Debt Securities Warrants shall commence and the date on which such right shall expire (the "Expiration Date");

  (7) the terms, if any, on which Homestead may accelerate the date by which the Debt Securities Warrants must be exercised; and

  (8) any other material terms of such Debt Securities Warrants.

In the case of Preferred Share Warrants or Common Share Warrants, the applicable Prospectus Supplement will describe the terms of such Securities Warrants, including (but not limited to) the following where applicable:

  (1) the offering price;

  (2) the aggregate number of shares purchasable upon exercise of such Securities Warrants, the exercise price, and in the case of Preferred Share Warrants, the designation, aggregate number and terms of the series of Preferred Shares purchasable upon exercise of such Preferred Share Warrants;

  (3) the designation and terms of any series of Preferred Shares with which such Preferred Share Warrants are being offered and the number of such Preferred Share Warrants being offered with such Preferred Shares;

  (4) the date, if any, on and after which such Securities Warrants and the related series of Preferred Shares or Common Shares will be transferable separately;

  (5) the date on which the right to exercise such Securities Warrants shall commence and the Expiration Date; and

  (6) any other material terms of such Securities Warrants.

Securities Warrant certificates may be exchanged for new Securities Warrant certificates of different denominations, may (if in registered form) be presented for registration of transfer, and may be exercised at the corporate trust office of the Securities Warrant Agent or any other office indicated in the applicable Prospectus Supplement. Prior to the exercise of any Debt Securities Warrant, holders of such Debt Securities Warrant will not have any of the rights of holders of the debt securities purchasable upon such exercise, including the right to receive payments of principal, premium, if any, or interest, if any, on such debt securities or to enforce covenants in the applicable indenture. Prior to the exercise of any Securities Warrants to purchase Preferred Shares or Common Shares, holders of such Securities Warrants will not have any rights of holders of such Preferred Shares or Common Shares, including the right to receive payments of dividends, if any, on such Preferred Shares or Common Shares, or to exercise any applicable right to vote.

Exercise of Securities Warrants

Each Securities Warrant will entitle the holder thereof to purchase such principal amount of debt securities or number of Preferred Shares or Common Shares, as the case may be, at such exercise price as shall be set forth in, or calculable from, the Prospectus Supplement relating to the offered Securities Warrants. After the close of business on the Expiration Date (or such later date to which such Expiration Date may be extended by Homestead), unexercised Securities Warrants will become void.

Securities Warrants may be exercised by delivering to the Securities Warrant Agent payment as provided in the applicable Prospectus Supplement of the amount required to purchase the debt securities, Preferred Shares or Common Shares, as the case may be, purchasable upon such exercise together with certain information set forth on the reverse side of the Securities Warrant certificate. Securities Warrants will be deemed to have been exercised upon receipt of payment of the exercise price, subject to the receipt within five
(5) business days, of the Securities Warrant certificate evidencing such Securities Warrants. Upon receipt of such payment and the Securities Warrant certificate properly completed and duly executed at the corporate trust office of the Securities Warrant Agent or any other office indicated in the applicable Prospectus Supplement, Homestead will, as soon as practicable, issue and deliver the debt securities, Preferred Shares or Common

Shares, as the case may be, purchasable upon such exercise. If fewer than all of the Securities Warrants represented by such Securities Warrant certificate are exercised, a new Securities Warrant certificate will be issued for the remaining amount of Securities Warrants.

Amendments and Supplements to Warrant Agreement

The Warrant Agreements may be amended or supplemented without the consent of the holders of the Securities Warrants issued thereunder to effect changes that are not inconsistent with the provisions of the Securities Warrants and that do not adversely affect the interests of the holders of the Securities Warrants.

Adjustments

Unless otherwise indicated in the applicable Prospectus Supplement, the exercise price of, and the number of Common Shares covered by, a Common Shares Warrant is subject to adjustment in certain events, including

  (1) payment of a dividend on the Common Shares payable in Common Shares and share splits, combinations or reclassification of the Common Shares;

  (2) issuance to all holders of Common Shares of rights or warrants to subscribe for or purchase Common Shares at less than their current market price (as defined in the Warrant Agreement for such series of Common Shares Warrants); and

  (3) certain distributions of evidences of indebtedness or assets (including securities but excluding cash dividends or distributions paid out of consolidated earnings or retained earnings or dividends payable in Common Shares) or of subscription rights and warrants (excluding those referred to above).

No adjustment in the exercise price of, and the number of Common Shares covered by, a Common Shares Warrant will be made for regular quarterly or other periodic or recurring cash dividends or distributions or for cash dividends or distributions to the extent paid from consolidated earnings or retained earnings. No adjustment will be required unless such adjustment would require a change of at least one percent (1%) in the exercise price then in effect. Except as stated above, the exercise price of, and the number of Common Shares covered by, a Common Shares Warrant will not be adjusted for the issuance of Common Shares or any securities convertible into or exchangeable for Common Shares, or carrying the right or option to purchase or otherwise acquire the foregoing, in exchange for cash, other property or services.

In the event of any

  (1) consolidation or merger of Homestead with or into any entity (other than a consolidation or a merger that does not result in any reclassification, conversion, exchange or cancellation of outstanding Common Shares);

  (2) sale, transfer, lease or conveyance of all or substantially all of the assets of Homestead; or

  (3) reclassification, capital reorganization or change of the Common Shares (other than solely a change in par value or from par value to no par value), then any holder of a Common Shares Warrant will be entitled, on or after the occurrence of any such event, to receive on exercise of such Common Shares Warrant the kind and amount of shares of beneficial interest or other securities, cash or other property (or any combination thereof) that the holder would have received had such holder exercised such holder's Common Shares Warrant immediately prior to the occurrence of such event. If the consideration to be received upon exercise of the Common Shares Warrant following any such event consists of common shares of the surviving entity, then from and after the occurrence of such event, the exercise price of such Common Shares Warrant will be subject to the same anti-dilution and other adjustments described in the second preceding paragraph, applied as if such common shares were Common Shares.

                             DESCRIPTION OF RIGHTS

Homestead may sell the Offered Securities to investors directly through shareholder purchase rights entitling owners of Common Shares to subscribe for and purchase Common Shares, Preferred Shares or debt securities ("Rights"). If Offered Securities are to be sold through Rights, such Rights will be distributed as a dividend to Homestead's shareholders for which such shareholders will pay no separate consideration. The Prospectus Supplement with respect to the Rights offering will set forth the relevant terms of the Rights, including

  (1) the kind and number of Offered Securities which will be offered pursuant to the Rights,

  (2) the period during which and the price at which the Rights will be exercisable,

  (3) the number of Rights to be issued,

  (4) any provisions for changes to or adjustments in the exercise price of the Rights, and

  (5) any other material terms of the Rights.

                         DESCRIPTION OF DEBT SECURITIES

The following description sets forth certain general terms and provisions of the debt securities (the "Debt Securities") to which this Prospectus and any applicable Prospectus Supplement may relate. The senior Debt Securities ("Senior Debt Securities ") will be issued under an Indenture, as amended or supplemented from time to time (the "Senior Indenture"), between Homestead and State Street Bank and Trust Company, as trustee (the "Trustee"). The subordinated Debt Securities ("Subordinated Debt Securities") will be issued under an Indenture, as amended or supplemented from time to time (the "Subordinated Indenture") between Homestead and the Trustee. The Senior Indenture and the Subordinated Indenture are sometimes referred to herein collectively as the "Indentures" and each individually as an Indenture. We encourage you to read copies of the Indentures which are exhibits to the Registration Statement. Directions on how you can get copies are provided on page 3. In addition, you can get copies of the Indenture from the corporate trust office of the Trustee at Two International Place, Boston, Massachusetts 02110. The Indentures are subject to, and governed by, the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The statements made hereunder relating to the Indentures and the Debt Securities to be issued thereunder are summaries of certain provisions thereof, are not complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indentures and such Debt Securities. All section references appearing herein are to sections of the applicable Indenture, and capitalized terms used but not defined herein have the respective meanings set forth in the applicable Indenture.

General

The Debt Securities will be direct obligations of Homestead and will constitute Senior Debt Securities and/or Subordinated Debt Securities. The Debt Securities effectively will be subordinated to any secured indebtedness of Homestead and the indebtedness and other liabilities of Homestead's subsidiaries and companies in which Homestead has a direct or indirect investment to the extent of the assets of those subsidiaries and companies. Homestead and its subsidiaries may incur additional indebtedness, subject to provisions limiting the incurrence of additional indebtedness contained in specific Debt Securities, as described in any applicable Prospectus Supplement.

The Indentures provide that the Debt Securities may be issued without limit as to aggregate principal amount, in one or more series, in each case as established from time to time in or pursuant to authority granted by a resolution of the Board or as established in one or more indentures supplemental to the Indentures.

Reference is made to the Prospectus Supplement relating to the Debt Securities offered thereby for the specific terms of such Debt Securities, including, but not limited to, the following:

  (1) the title of such Debt Securities;

  (2) any limit on the aggregate principal amount of such Debt Securities;

  (3) the date or dates, or the method for determining such date or dates, on which the principal of such Debt Securities will be payable and the amount of principal payable thereon;

  (4) the rate or rates, or the method by which such rate or rates will be determined, at which such Debt Securities will bear interest, if any, and the date or dates, or the method for determining such date or dates, from which any such interest will accrue, the Interest Payment Dates (as defined) on which any such interest will be payable, the Regular Record Dates (as defined), if any, for such Interest Payment Dates, or the method by which such dates will be determined, and the basis on which interest will be calculated if other than a 360-day year comprised of twelve (12) 30-day months;

  (5) the place or places where the principal of (and premium or Make-Whole Amount (as defined), if any, on) and interest and Additional Amounts (as defined), if any, on such Debt Securities will be payable, where such Debt Securities may be surrendered for registration of transfer or exchange and where notices or demands to or on Homestead in respect of such Debt Securities and the Indentures may be served;

  (6) the period or periods within which, the price or prices (including the premium or Make-Whole Amount, if any) at which, the currency or currencies, currency unit or units or composite currency or currencies in which, and the other terms and conditions on which, such Debt Securities may be redeemed, in whole or in part, at the option of Homestead, if Homestead is to have such an option;

  (7) the obligation, if any, of Homestead to redeem, repay or purchase such Debt Securities pursuant to any sinking fund or analogous provision or at the option of a Holder thereof, and the period or periods within which, the date or dates on which, the price or prices at which, the currency or currencies, currency unit or units or composite currency or currencies in which, and the other terms and conditions on which, such Debt Securities will be redeemed, repaid or purchased, in whole or in part, pursuant to such obligation;

  (8) if other than denominations of $1,000 and any integral multiple thereof, the denomination in which such Debt Securities will be issuable;

  (9) if other than the Trustee, the identity of the Security Registrar (as defined) and Paying Agent (as defined);

  (10) the percentage of the principal amount at which such Debt Securities will be issued and, if other than the full principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof, or the method for determining such portion;

  (11) if other than U.S. dollars, the currency or currencies in which the principal of (and premium or Make-Whole Amount, if any, on) or interest or Additional Amounts, if any, on such Debt Securities are denominated and payable;

  (12) whether the amount of payments of the principal of (and premium or Make-Whole Amount, if any, on) or interest or Additional Amounts, if any, on such Debt Securities may be determined with reference to an index, formula or other method (which index, formula or method may be based, without limitation, on one or more currencies, currency units, composite currency or currencies, commodities, equity indices or other indices) and the manner in or which such amounts will be determined;

  (13) if such Debt Securities are to be issued upon the exercise of Debt Securities Warrants, the time, manner and place for such Debt Securities to be authenticated and delivered;

  (14) the terms, if any, upon which Debt Securities may be convertible into Common Shares, Preferred Shares or Debt Securities of another series of Homestead and the terms and conditions upon which such conversion will be effected, including, without limitation, the initial conversion price or rate and the conversion period;

  (15) whether the principal of (and premium or Make-Whole Amount, if any, on) or interest or Additional Amounts, if any, on such Debt Securities are to be payable, at the election of Homestead or a Holder, in a currency or currencies, currency unit or units or composite currency or currencies, other than that in which such Debt Securities are denominated or stated to be payable, the period or periods within which, and the terms and conditions on which, such election may be made, and the time and manner of, and identity of the exchange rate agent with responsibility for, determining the exchange rate between the currency or currencies in which such Debt Securities are denominated or stated to be payable and the currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are to be so payable;

  (16) provisions, if any, granting special rights to the Holders of such Debt Securities upon the occurrence of such events as may be specified;

  (17) any deletions from, modifications of or additions to the terms of such Debt Securities with respect to the Events of Default or covenants set forth in the Indentures;

  (18) whether such Debt Securities are to be issuable in permanent global form, and, if so, whether beneficial owners of interests in any such permanent Global Security (as defined) may exchange such interests for Debt Securities of such series and of like tenor of any authorized form and denomination and the circumstances under which any such exchanges may occur, and the identity of the Depository (as defined) for such series;

  (19) the Person to whom any interest on any Debt Security is payable, if other than the Person in whose name such Debt Security is registered at the close of business on the Regular Record Date for such interest;

  (20) the applicability, if any, of the defeasance and covenant defeasance provisions of Article Fourteen of the Indentures to such Debt Securities and any provisions in modification thereof, in addition thereto or in lieu thereof;

  (21) if such Debt Securities are to be issuable in definitive form only upon receipt of certificates, documents or conditions, the form and terms of such certificates, documents or conditions;

  (22) whether and under what circumstances Homestead will pay Additional Amounts as contemplated in the Indentures on such Debt Securities to any Holder who is not a U.S. person in respect of any tax, assessment or governmental charge and, if so, whether Homestead will have the option to redeem such Debt Securities rather than pay such Additional Amounts (and the terms of any such option);

  (23) the ranking of such Debt Securities;

  (24) whether the Debt Securities will be secured by collateral and, if so, the terms thereof;

  (25) any other terms of such Debt Securities not inconsistent with the provisions of the Indentures (Section 301), including financial covenants, if any.

The Debt Securities may provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof or bear no interest or bear interest at a rate which at the time of issuance is below market rates ("Original Issue Discount Securities"). Special U.S. Federal income tax, accounting and other considerations applicable to Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

Under the Indentures, Homestead will have the ability, in addition to the ability to issue Debt Securities with terms different from those of Debt Securities previously issued, without the consent of the Holders, to reopen a previous issue of a series of Debt Securities and issue additional Debt Securities of such series (Section 301).

Except as described in any applicable Prospectus Supplement, the Indentures do not contain any other provisions which would limit the ability of Homestead to incur indebtedness or which would afford Holders of Debt Securities protection in the event of

  (1) a highly leveraged or similar transaction involving Homestead, the management of Homestead, or any affiliate of any such party,

  (2) a change of control, or

  (3) a reorganization, restructuring, merger or similar transaction involving Homestead which may adversely affect the Holders of the Debt Securities.

You should carefully read the applicable Prospectus Supplement relating to an offering of Debt Securities for information with respect to any deletions from, modifications of or additions to the Events of Default or covenants of Homestead which are described below, including any addition of a covenant or other provision providing event risk or similar protection.

Denominations

Unless otherwise described in the applicable Prospectus Supplement, the Debt Securities of any series issued in registered form, other than Debt Securities issued in global form (which may be in any denomination), will be issued only in denominations of $1,000 and integral multiples thereof (Section 302).

Principal and Interest

Unless otherwise specified in the applicable Prospectus Supplement, the principal of (and premium or Make-Whole Amount, if any, on) and interest on any series of Debt Securities will be payable at the corporate trust office of the Trustee, initially located at Two International Place, Boston, Massachusetts 02110; provided that, at the option of Homestead, payment of interest may be made by check mailed to the address of the Person entitled thereto as it appears in the Security Register or by wire transfer of funds to such Person at an account maintained within the U.S. (Sections 301, 305, 306, 307 and 1002).

If any Interest Payment Date, Principal Payment Date or the Maturity Date (as such terms are defined) falls on a day which is not a Business Day, the required payment will be made on the next Business Day and no interest will accrue on the amount so payable for the period from and after such Interest Payment Date, Principal Payment Date or Maturity Date, as the case may be, through and including such next Business Day (Section 113). "Business Day" means any day, other than a Saturday or Sunday, on which banks in Boston, Massachusetts are not required or authorized by law or executive order to close. Any interest not punctually paid or duly provided for on any Interest Payment Date with respect to a Debt Security ("Defaulted Interest") will forthwith cease to be payable to the Holder on the applicable Regular Record Date and either may be paid to the person in whose name such Debt Security is registered at the close of business on a special record date (the "Special Record Date") for the payment of such Defaulted Interest to be fixed by the Trustee, notice of which will be given to the Holder of such Debt Security not less than ten (10) days prior to such Special Record Date, or may be paid at any time in any other lawful manner, all as more completely described in the Indentures (Section 307).

Merger, Consolidation or Sale of Assets

The Indentures provide that Homestead will not consolidate or merge with or into (whether or not Homestead is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the properties or assets of Homestead in one or more related transactions, to another Person unless

  (1) the surviving Person or the Person formed by or surviving that consolidation or merger (if other than Homestead) or to which that sale, assignment, transfer, lease, conveyance or other disposition was made (the "Surviving Entity") is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia;

  (2) the Surviving Entity assumes all the obligations of Homestead under the Debt Securities and the Indenture pursuant to supplemental indentures in form reasonably satisfactory to the Trustee; and

  (3) immediately before and after giving effect to that transaction and treating any indebtedness which becomes an obligation of Homestead as a result of that transaction as having been incurred by Homestead at the time of the transaction, no Event of Default and no event which, after notice or the lapse of time, or both, would become an Event of Default has occurred and is continuing; and

  (4) an officer's certificate and legal opinion covering such conditions are delivered to the Trustee (Sections 801 and 803).

Certain Covenants

Existence. Except as described under "Merger, Consolidation or Sale," Homestead will do or cause to be done all things necessary to preserve and keep in full force and effect its existence, rights (Charter and statutory) and franchises; provided, however, that Homestead will not be required to preserve any right or franchise if it determines that the preservation thereof is no longer desirable in the conduct of its business and that the loss thereof is not disadvantageous in any material respect to the Holders of the Debt Securities (Section 1004).

Maintenance of Properties. Homestead will cause all of its properties used or useful in the conduct of its business or the business of any Subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of Homestead may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that Homestead and its Subsidiaries are not prevented from selling or otherwise disposing of their properties for value in the ordinary course of business (Section 1005).

Insurance. Homestead will, and will cause each of its Subsidiaries to, keep all of its insurable properties insured against loss or damage at least equal to their full insurable value with financially sound and reputable insurance companies (Section 1006).

Payment of Taxes and Other Claims. Homestead will pay or discharge or cause to be paid or discharged, before the same becomes delinquent, (i) all taxes, assessments and governmental charges levied or imposed on it or any Subsidiary or on the income, profits or property of Homestead or any Subsidiary and (ii) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien on the property of Homestead or any Subsidiary; provided, however, that Homestead will not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings (Section 1007).

Reports. The Indentures provide that, whether or not required by the rules and regulations of the Commission, so long as any of the Debt Securities are outstanding, Homestead will furnish to Holders of such Debt Securities

  (1) all quarterly and financial information which would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if Homestead were required to file those Forms, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereon by Homestead's independent public accountants, and

  (2) all current reports which would be required to be filed with the Commission on Form 8-K if Homestead were required to file those reports.

In addition, whether or not required by the rules and regulations of the Commission, Homestead will file a copy of all such information and reports with the Commission for public availability and make such information available to securities analysts and prospective investors upon request. Homestead's obligations to provide financial information and reports will be deemed satisfied to the extent Homestead provides the Trustee with a sufficient number of reports for the Trustee to provide or make available such reports to the Holders. The Trustee, at Homestead's expense and written direction, shall promptly mail copies or otherwise make available to the Holders all such reports (Section 1008).

Additional Covenants and/or Modifications to the Covenants Described Above

Any additional covenants of Homestead and/or modifications to the covenants described above with respect to any Debt Securities or series thereof will be set forth in a supplement to the applicable Indenture and described in the Prospectus Supplement relating thereto.

Events of Default, Notice and Waiver

The Indentures provide that the following events are "Events of Default" with respect to any series of Debt Securities issued thereunder:

  (1) default which continues for thirty (30) days in the payment of any installment of interest or Additional Amounts payable on any Debt Security of such series;

  (2) default in the payment of the principal of (or premium or Make-Whole Amount, if any, on) any Debt Security of such series at its Maturity;

  (3) default in making any sinking fund payment as required for any Debt Security of such series;

  (4) default in the performance, or breach, of any other covenant or warranty of Homestead contained in the Indenture (other than a covenant added to the Indenture solely for the benefit of a series of Debt Securities issued thereunder other than such series), continued for sixty
  (60) days after written notice as provided in such Indenture;

  (5) any default occurs under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by Homestead or any Significant Subsidiary of Homestead (or the payment of which is guaranteed by Homestead or any Significant Subsidiary of Homestead), whether that indebtedness or guarantee exists on the date of the Indenture or is thereafter created, which default after the termination of any applicable grace or cure period,

    (a) constitutes a Payment Default or

    (b) results in the acceleration of that indebtedness prior to its express maturity and, in each case, the principal amount of any indebtedness, together with the principal amount of any other such indebtedness under which there has been a Payment Default or which has been so accelerated, aggregates $25 million or more; provided that, in calculating the aggregate principal amount of any such Indebtedness, the Hedging Obligations of any Person under which there has been a Payment Default or which has been so accelerated shall not be netted against any other Hedging Obligation of that Person;

  (6) failure by Homestead or any Significant Subsidiary of Homestead to pay final judgments aggregating in excess of $25 million, which judgments are not paid, discharged or stayed for a period of sixty (60) days;

  (7) certain events of bankruptcy or insolvency with respect to Homestead or any Significant Subsidiary of Homestead; and

  (8) any other Event of Default provided with respect to a particular series of Debt Securities (Section 501).

The term "Significant Subsidiary" means a Subsidiary which otherwise meets the tests ascribed to the term in Regulation S-X promulgated by the Commission under the Securities Act, except that the tests therein shall be based on twenty percent (20%) of total assets or income instead of ten percent (10%) unless Homestead owns or controls, directly or indirectly, at least seventy-five percent (75%) of the voting power of the Subsidiary's shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof (with that percentage to be calculated on a fully diluted basis), in which case the tests shall be based on ten percent (10%) of total assets or income.

If an Event of Default under either of the Indentures with respect to Debt Securities of any series at the time Outstanding occurs and is continuing, then in every such case, unless the principal of all of the Outstanding Debt Securities of such series has already become due and payable, the Trustee or the Holders of not less than twenty-five percent (25%) in principal amount of the Outstanding Debt Securities of such series may declare the principal (or, if the Debt Securities of such series are Original Issue Discount Securities or Indexed Securities, such portion of the principal as may be specified in the terms thereof) of, and the Make-Whole Amount, if any, on, all of the Debt Securities of such series to be due and payable immediately by written notice thereof to Homestead and to the Trustee (if given by the Holders). However, in the case of an Event of Default described in clause (7) of the preceding paragraph, acceleration is automatic.

At any time after such a declaration of acceleration with respect to Debt Securities of such series has been made, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the Holders of a majority in principal amount of the Outstanding Debt Securities of such series may rescind and annul such declaration and its consequences if

  (1) Homestead has paid or deposited with the Trustee all required payments of the principal of (and premium or Make-Whole Amount, if any, on) and interest and Additional Amounts, if any, on the Debt Securities of such series, plus reasonable compensation, expenses, disbursements and advances of the Trustee and

  (2) all Events of Default, other than the nonpayment of accelerated principal (or premium or Make-Whole Amount, if any) or interest or Additional Amounts, if any, with respect to Debt Securities of such series have been cured or waived as provided in the applicable Indenture (Section
  502).

Each of the Indentures also provides that the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series may waive any past default with respect to such series and its consequences, except a default (i) in the payment of the principal of (or premium or

Make-Whole Amount, if any, on) or interest or Additional Amounts, if any, on any Debt Security of such series, or (ii) in respect of a covenant or provision contained in the applicable Indenture which cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security affected thereby (Section 513).

The Trustee is required to give notice to the Holders of Debt Securities within ninety (90) days of a default under the applicable Indenture; provided, however, that the Trustee may withhold notice to the Holders of any series of Debt Securities of any default with respect to such series (except a default in the payment of the principal of (or premium or Make-Whole Amount, if any, on) or interest or Additional Amounts, if any, on any Debt Security of such series or in the payment of any sinking fund installment in respect of any Debt Security of such series) if a Responsible Officer of the Trustee considers such withholding to be in the interest of such Holders (Section 601).

The Indentures provide that no Holders of Debt Securities of any series may institute any proceedings, judicial or otherwise, with respect to the Indentures or for any remedy thereunder, except in the case of failure of the Trustee, for sixty (60) days, to act after it has received a written request to institute proceedings in respect of an Event of Default from the Holders of not less than twenty-five percent (25%) in principal amount of the Outstanding Debt Securities of such series, as well as an offer of reasonable indemnity (Section
507). This provision will not prevent, however, any Holder of Debt Securities from instituting suit for the enforcement of payment of the principal of (and premium or Make-Whole Amount, if any, on) and interest and Additional Amounts, if any, on such Debt Securities on or after the respective due dates thereof (Section 508).

Subject to provisions in the Indentures relating to its duties in case of default, the Trustee is under no obligation to exercise any of its rights or powers under the Indentures at the request or direction of any Holders of any series of Debt Securities then Outstanding under the Indentures, unless such Holders have offered to the Trustee reasonable security or indemnity (Section
602). The Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or of exercising any trust or power conferred on the Trustee. However, the Trustee may refuse to follow any direction which is in conflict with any law or the Indentures, which may involve the Trustee in personal liability or which may be unduly prejudicial to the Holders of Debt Securities of such series not joining therein (Section 512).

Within one hundred thirty-five (135) days after the end of each fiscal year, Homestead must deliver to the Trustee a certificate, signed by one of several specified officers, stating whether or not such officer has knowledge of any default under the Indentures and, if so, specifying each such default and the nature and status thereof (Section 1009).

Modification of the Indentures

Modifications of and amendments to the Indentures may be made with the consent of the Holders of not less than a majority in principal amount of all Outstanding Debt Securities which are affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each such Debt Security affected thereby,

  (1) change the Stated Maturity of the principal of (or premium or Make-Whole Amount, if any, on), or any installment of principal of or interest or Additional Amounts, if any, on, any such Debt Security;

  (2) reduce the principal amount of, or the rate or amount of interest on, or any premium or Make-Whole Amount payable upon redemption of, or any Additional Amounts payable with respect to, any such Debt Security, or reduce the amount of principal of an Original Issue Discount Security or Make-Whole Amount, if any, which would be due and payable upon declaration of acceleration of the maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the Holder of any such Debt Security;

  (3) change the Place of Payment, or the currency, for payment of the principal of (or premium or Make-Whole Amount, if any, on) or interest or Additional Amounts, if any, on any such Debt Security;

  (4) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security;

  (5) reduce the above-stated percentage of Outstanding Debt Securities of any series necessary to modify or amend the applicable Indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in the applicable Indenture; or

  (6) modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the Holder of such Debt Security (Section 902).

The Holders of at least a majority in principal amount of each series of Outstanding Debt Securities have the right to waive compliance by Homestead with certain covenants in the Indentures (Section 1011).

Modifications of and amendments to the Indentures may be made by Homestead and the Trustee without the consent of any Holder of Debt Securities for any of the following purposes:

  (1) to evidence the succession of another Person to Homestead as obligor under the applicable Indenture;

  (2) to add to the covenants of Homestead for the benefit of the Holders of all or any series of Debt Securities or to surrender any right or power conferred on Homestead in the applicable Indenture;

  (3) to add Events of Default for the benefit of the Holders of all or any series of Debt Securities;

  (4) to add or change any provisions of the applicable Indenture to facilitate the issuance of, or to liberalize certain terms of, Debt Securities in bearer form, or to permit or facilitate the issuance of Debt Securities in uncertificated form, provided that such action may not adversely affect the interests of the Holders of the Debt Securities of any series in any material respect;

  (5) to change or eliminate any provisions of the applicable Indenture, provided that any such change or elimination will become effective only when there are no Debt Securities Outstanding of any series created prior thereto which are entitled to the benefit of such provision;

  (6) to secure the Debt Securities;

  (7) to establish the form or terms of Debt Securities of any series;

  (8) to provide for the acceptance of appointment by a successor Trustee or facilitate the administration of the trusts under the applicable Indenture by more than one Trustee;

  (9) to cure any ambiguity in the applicable Indenture, correct or supplement any provision in the applicable Indenture which may be defective or inconsistent or make any other changes with respect to matters or questions arising under the Indenture, provided that such action may not adversely affect the interests of Holders of Debt Securities of any series in any material respect;

  (10) to close the applicable Indenture with respect to the authentication and delivery of additional series of Debt Securities or to qualify, or maintain qualification of, the applicable Indenture under the Trust Indenture Act; or

  (11) to supplement any of the provisions of the applicable Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of such Debt Securities, provided that such action may not adversely affect the interests of the Holders of the Debt Securities of any series in any material respect (Section 901).

The Indentures provide that, in determining whether the Holders of the requisite principal amount of Outstanding Debt Securities of a series have concurred in any request, demand, authorization, direction, notice, consent or waiver thereunder or whether a quorum is present at a meeting of Holders of Debt Securities,

  (1) the principal amount of an Original Issue Discount Security which is deemed Outstanding is the amount of the principal thereof which would be due and payable as of the date of such determination upon declaration of acceleration of the maturity thereof;

  (2) the principal amount of a Debt Security denominated in a foreign currency which is deemed Outstanding is the U.S. dollar equivalent, determined on the issue date for such Debt Security, of the principal amount (or, in the case of an Original Issue Discount Security, the U.S. dollar equivalent on the issue date of such Debt Security of the amount determined as provided in clause (1) above);

  (3) the principal amount of an Indexed Security which is deemed Outstanding is the principal face amount of such Indexed Security at original issuance, unless otherwise provided with respect to such Indexed Security pursuant to
  Section 301 of the applicable Indenture; and

  (4) Debt Securities owned by Homestead or any other obligor on the Debt Securities or any Affiliate of Homestead or of such other obligor are disregarded (Section 101).

The Indentures contain provisions for convening meetings of the Holders of Debt Securities of a series (Section 1501). A meeting may be called at any time by the Trustee, and also, upon request, by Homestead or the Holders of at least ten percent (10%) in principal amount of the Outstanding Debt Securities of such series, in any such case upon notice given as provided in the Indenture (Section 1502). Except for any consent which must be given by the Holder of each Debt Security affected by certain modifications of and amendments to the Indenture, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present may be adopted by the affirmative vote of the Holders of a majority in principal amount of the Outstanding Debt Securities of such series. However, except as referred to above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action which may be made, given or taken by the Holders of a specified percentage, which is less than a majority, in principal amount of the Outstanding Debt Securities of a series may be adopted at a meeting duly called or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the Holders of such specified percentage in principal amount of the Outstanding Debt Securities of such series. Any resolution passed or decision taken at any meeting of Holders of Debt Securities of any series duly held in accordance with the applicable Indenture will be binding on all Holders of Debt Securities of such series. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be Persons holding or representing a majority in principal amount of the Outstanding Debt Securities of a series. However, if any action is to be taken at such meeting with respect to a consent or waiver which may be given by the Holders of not less than a specified percentage in principal amount of the Outstanding Debt Securities of a series, the Persons holding or representing such specified percentage in principal amount of the Outstanding Debt Securities of such series will constitute a quorum (Section 1504).

Notwithstanding the foregoing provisions, if any action is to be taken at a meeting of Holders of Debt Securities of any series with respect to any request, demand, authorization, direction, notice, consent, waiver or other action which the applicable Indenture expressly provides may be made, given or taken by the Holders of a specified percentage in principal amount of all Outstanding Debt Securities affected thereby, or of the Holders of such series and one or more additional series:

  (1) there will be no minimum quorum requirement for such meeting; and

  (2) the principal amount of the Outstanding Debt Securities of such series which vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action will be taken into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under the applicable Indenture (Section 1504).

Any request, demand, authorization, direction, notice, consent, waiver or other action provided by the applicable Indenture to be given or taken by a specified percentage in principal amount of the Holders of any or all series of Debt Securities may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such specified percentage of Holders in person or by agent duly appointed in writing; and, except as otherwise expressly provided in the applicable Indenture, such action will become effective when such instrument or instruments are delivered to the Trustee. Proof of execution of any instrument or of a writing appointing any such agent will be sufficient for any purpose of the applicable Indenture and (subject to Article Six of the Indentures) conclusive in favor of the Trustee and Homestead, if made in the manner specified above (Section 1507).

Discharge, Defeasance and Covenant Defeasance

Homestead may discharge certain obligations to Holders of any series of Debt Securities which have not already been delivered to the Trustee for cancellation by irrevocably depositing with the Trustee, in trust, funds in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable in an amount sufficient to pay the entire indebtedness on such Debt Securities in respect of principal (and premium or Make-Whole Amount, if any) and interest and Additional Amounts, if any, payable to the date of such deposit (if such Debt Securities have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be (Sections 1401, 1402, 1403 and 1404).

The Indentures provide that, if the provisions of Article Fourteen are made applicable to the Debt Securities of or within any series pursuant to Section 301 of the Indentures, Homestead may elect either

  (1) to defease and discharge itself from any and all obligations with respect to such Debt Securities (except for the obligation to pay Additional Amounts, if any, upon the occurrence of certain events of tax, assessment or governmental charge with respect to payments on such Debt Securities and the obligations to register the transfer or exchange of such Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of such Debt Securities and to hold moneys for payment in trust) ("defeasance") (Section 1402) or

  (2) to release itself from its obligations with respect to such Debt Securities under Sections 1004 to 1009, inclusive, of the applicable Indenture (being the restrictions described under "--Certain Covenants") and, if provided pursuant to Section 301 of the applicable Indenture, their obligations with respect to any other covenant, and any omission to comply with such obligations will not constitute a default or an Event of Default with respect to such Debt Securities ("covenant defeasance") (Section
  1403),

in either case upon the irrevocable deposit by Homestead with the Trustee, in trust, of an amount, in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable at Stated Maturity, or Governmental Obligations (as defined below), or both, applicable to such Debt Securities which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium or Make-Whole Amount, if any, on) and interest and Additional Amounts, if any, on such Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor (Section 1404).

Such a trust may only be established if, among other things, Homestead has delivered to the Trustee an Opinion of Counsel (as specified in the applicable Indenture) to the effect that the Holders of such Debt Securities will not recognize income, gain or loss for U.S. Federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to U.S. Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such Opinion of Counsel, in the case of defeasance, must refer to and be based on a ruling of the Internal Revenue Service (the "IRS") or a change in applicable U.S. Federal income tax law occurring after the date of the Indenture (Section 1404).

Unless otherwise provided in the applicable Prospectus Supplement, if after Homestead has deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to Debt Securities of any series,

  (1) the Holder of a Debt Security of such series is entitled to, and does, elect pursuant to Section 301 of the applicable Indenture or the terms of such Debt Security to receive payment in a currency, currency unit or composite currency other than that in which such deposit has been made in respect of such Debt Security or

  (2) a Conversion Event (as defined below) occurs in respect of the currency, currency unit or composite currency in which such deposit has been made, the indebtedness represented by such Debt Security will be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium or Make-Whole Amount, if any, on) and interest and Additional Amounts, if any, on such Debt Security as they become due out of the proceeds yielded by converting the amount so deposited in respect of such Debt Security into the currency, currency unit or composite currency in which such Debt Security becomes payable as a result of such election or Conversion Event based on the applicable market exchange rate (Section 1405). "Conversion Event" means the cessation of use of (i) a currency (other than the ECU or other currency unit) both by the government of the country which issued such currency and for the settlement of transactions by a central bank or other public institutions of or within the international banking community, (ii) the ECU both within the European Monetary System and for the settlement of transactions by public institutions of or within the European Communities or (iii) any currency unit or composite currency other than the ECU for the purposes for which it was established.

If Homestead effects covenant defeasance with respect to any Debt Securities and such Debt Securities are declared due and payable because of the occurrence of any Event of Default other than the Event of Default described in clause (4) under "--Events of Default, Notice and Waiver" with respect to Sections 1004 through 1008, inclusive, of the applicable Indenture (which Sections would no longer be applicable to such Debt Securities) as to which there has been covenant defeasance, the amount in such currency, currency unit or composite currency in which such Debt Securities are payable, plus Government Obligations on deposit with the Trustee, will be sufficient to pay amounts due on such Debt Securities at the time of their Stated Maturity but may not be sufficient to pay amounts due on such Debt Securities at the time of the acceleration resulting from such Event of Default. However, Homestead would remain liable to make payment of such amounts due at the time of acceleration.

The applicable Prospectus Supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the Debt Securities of or within a particular series.

Registration and Transfer

Subject to certain limitations imposed on Debt Securities issued in book-entry form, the Debt Securities of any series will be exchangeable for other Debt Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations upon surrender of such Debt Securities at the corporate trust office of the Trustee. In addition, subject to certain limitations imposed on Debt Securities issued in book-entry form, the Debt Securities of any series may be surrendered for conversion or registration of transfer thereof at the corporate trust office of the Trustee. Every Debt Security surrendered for registration of transfer or exchange must be duly endorsed or accompanied by a written instrument of transfer. No service charge will be made for any registration of transfer or exchange of any Debt Securities, but Homestead may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith (Section 305). Homestead may at any time designate one or more offices or agencies where Debt Securities of any series may be presented or surrendered for payment or surrendered for registration of transfer or exchange. If Homestead has designated such an office or agency, Homestead may at any time rescind the designation or approve a change in the location of such office or agency, except that Homestead will be required to maintain such an office or agency in each Place of Payment for such Debt Securities (Section
1002).

Neither Homestead nor the Trustee will be required to

  (1) issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business fifteen (15) days before any selection of Debt Securities of such series to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption;

  (2) register the transfer of or exchange any Debt Security, or portion thereof, called for redemption, except the unredeemed portion of any Debt Security being redeemed in part; or

  (3) issue, register the transfer of or exchange any Debt Security which has been surrendered for repayment at the option of the Holder, except the portion, if any, of such Debt Security not to be so repaid (Section 305).

Subordination of Debt Securities

The Senior Debt Securities will constitute part of the Senior Indebtedness (as defined below) of Homestead and will rank pari passu with all outstanding senior debt. Except as set forth in the Prospectus Supplement, the Debt Securities will be subordinated, in right of payment, to the prior payment in full of the Senior Indebtedness, including the Senior Debt Securities, whether outstanding at the date of the Subordinated Indenture or thereafter incurred, assumed or guaranteed. The term "Senior Indebtedness" means

  (1) the principal of and premium, if any, and unpaid interest on indebtedness for money borrowed,

  (2) purchase money and similar obligations,

  (3) obligations under capital leases,

  (4) guarantees, assumptions or purchase commitments relating to, or other transactions as a result of which Homestead is responsible for the payment of, such indebtedness of others,

  (5) renewals, extensions and refunding of any such indebtedness,

  (6) interest or obligations in respect of any such indebtedness accruing after the commencement of any insolvency or bankruptcy proceedings and

  (7) obligations associated with derivative products such as interest rate and currency exchange contracts, foreign exchange contracts, commodity contracts, and similar arrangements,

unless, in each case, the instrument by which Homestead incurred, assumed or guaranteed the indebtedness or obligations described in clauses (1) through (7) hereof expressly provides that such indebtedness or obligation is not senior in right of payment to the Subordinated Debt Securities.

Under any distribution of assets of Homestead in connection with any dissolution, winding up, liquidation or reorganization of Homestead, whether in a bankruptcy, insolvency, reorganization or receivership proceeding or upon an assignment for the benefit of creditors or any other marshalling of the assets and liabilities of Homestead or otherwise, except a distribution in connection with a merger or consolidation or a conveyance or transfer of all or substantially all of the properties of Homestead in accordance with the Subordinated Indenture, the holders of all Senior Indebtedness shall first be entitled to receive payment of the full amount due thereon, or provision shall be made for such payment in money or money's worth, before the holders of any of the Subordinated Debt Securities are entitled to receive any payment in respect of the Subordinated Debt Securities.

In the event that a payment default shall have occurred and be continuing with respect to the Senior Indebtedness, the holders of all Senior Indebtedness shall first be entitled to receive payment of the full amount due thereon, or provision shall be made for such payment in money or money's worth, before the holders of any of the Subordinated Debt Securities are entitled to receive any payment in respect of the Subordinated Debt Securities. In the event that the principal of the Subordinated Debt Securities of any series shall have been declared due and payable pursuant to the Subordinated Indenture and such declaration shall not have been rescinded and annulled, the holders of all Senior Indebtedness outstanding at the time of such declaration shall first be entitled to receive payment of the full amount due thereon, or provision shall be made for such payment in money or money's worth, before the holders of any of the Subordinated Debt Securities are entitled to receive any payment in respect of the Subordinated Debt Securities.

This subordination will not prevent the occurrence of any event of default with respect to the Subordinated Debt Securities. There is no limitation on the issuance of additional Senior Indebtedness in the Subordinated Indenture.

Payment

Unless otherwise specified in the applicable Prospectus Supplement, the principal of (and applicable premium or Make-Whole Amount, if any) and interest on any series of Debt Securities will be payable at the corporate trust office of the Trustee, the address of which will be stated in the applicable Prospectus Supplement; provided that, at the option of Homestead, payment of interest may be made by check mailed to the address of the person entitled thereto as it appears in the applicable register for such Debt Securities or by wire transfer of funds to such person at an account maintained within the United States.

All moneys paid by Homestead to a paying agent or a Trustee for the payment of the principal of or any premium or interest on any Debt Security which remain unclaimed at the end of two (2) years after such principal, premium or interest has become due and payable will be repaid to Homestead, and the Holder of such Debt Security thereafter may look only to Homestead for payment thereof.

Book-Entry Securities

Unless otherwise provided in the applicable Prospectus Supplement, the Debt Securities of each series will be represented by one or more certificates (the "Global Securities"). The Global Security representing Debt Securities will be deposited with, or on behalf of, The Depository Trust Company ("DTC"), or another successor depository appointed by Homestead (DTC or such other depository being the "Depository") and registered in the name of the Depository or its nominee. Unless otherwise provided in the applicable Prospectus Supplement, Debt Securities will not be issued in definitive form. If the aggregate principal amount of any issue exceeds $200 million, one certificate will be issued with respect to each $200 million of principal amount and an additional certificate will be issued with respect to any remaining principal amount of such issue.

DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities which its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by the NYSE, the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies which clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Commission.

Upon issuance by Homestead of Debt Securities represented by a Global Security, purchases of Debt Securities under the DTC system must be made by or through Direct Participants, which will receive a credit for the Debt Securities on DTC's records. The ownership interest of each actual purchaser of each Debt Security ("Beneficial Owner") will in turn be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Debt Securities will be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Debt Securities, except if use of the book-entry system for the Debt Securities is discontinued. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, pledge or transfer beneficial interests in a Global Security.

So long as the Depository for a Global Security, or its nominee, is the registered owner of such Global Security, such Depository or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the Indentures. Except as provided below, owners of beneficial interests in Debt Securities represented by a Global Security will not be entitled to have Debt Securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities in definitive form and will not be considered the owners or holders thereof under the Indentures.

To facilitate subsequent transfers, all Debt Securities deposited by Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of Debt Securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Debt Securities; DTC's records reflect only the identity of the Direct Participants to whose accounts such Debt Securities are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers. Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither DTC nor Cede & Co. will consent or vote with respect to Debt Securities. Under its usual procedures, DTC will mail an omnibus proxy to Homestead as soon as possible after the record date. The omnibus proxy will assign Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Debt Securities are credited on the record date (identified in a listing attached to the omnibus proxy).

Payments of principal of (and premium and Make-Whole Amount, if any, on) and interest and Additional Amounts, if any, on the Debt Securities represented by a Global Security registered in the name of DTC or its nominee will be made by Homestead through the Trustee under the Indentures or a paying agent (the "Paying Agent"), which may also be the Trustee under the Indentures, to DTC or its nominee, as the case may be, as the registered owner of such Global Security. None of Homestead, the Trustee, the Paying Agent or the Security Registrar for such Global Security will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Homestead has been advised that DTC, upon receipt of any payment of principal, premium, Make-Whole Amount or interest in respect of a Global Security, will credit Direct Participants' accounts on the payable date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC, the Paying Agent or Homestead, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium and interest to DTC is the responsibility of the Paying Agent or Homestead, as the case may be, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

If the Depository with respect to a Global Security is at any time unwilling or unable to continue as Depository and a successor Depository is not appointed by Homestead within ninety (90) days, Homestead will issue certificated notes in exchange for the Debt Securities represented by such Global Security.

The information in this section concerning the Depository and the Depository's book-entry system has been obtained from sources which Homestead believes to be reliable.

No Personal Liability of Shareholders, Officer or Directors

The Indentures provide that no recourse may be had against any past, present or future stockholder, officer or director of Homestead, or any successor entity under or upon any obligation, covenant or agreement contained in the Indentures or in any Offered Security, or because of any indebtedness evidenced thereby (Section 111).

Trustee

The Indentures provide that there may be more than one Trustee thereunder, each with respect to one or more series of Debt Securities. Any Trustee under the Indentures may resign or be removed with respect to one or more series of Debt Securities, and a successor Trustee may be appointed to act with respect to such series (Section 608). If two (2) or more Persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee will be a Trustee of a trust under the applicable Indenture separate and apart from the trust administered by any other Trustee, and, except as otherwise indicated herein, any action described herein to be taken by the Trustee may be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee under the applicable Indenture (Section 609).

Certain Definitions

"Capital Stock" means (i) in the case of a corporation, corporate stock; (ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock; (iii) in the case of a partnership, partnership interests (whether general or limited); and (iv) any other interest or participation which confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

"Government Obligations" means securities which are (i) direct obligations of the United States of America, for the payment of which its full faith and credit is pledged, or (ii) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America which, in either case, are not callable or redeemable at the option of the issuer thereof, and also includes a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of a depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by such depository receipt (Section 101).

"Hedging Obligations" means, with respect to any Person, the greater of (a) the net obligations of that Person under (i) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements, (ii) foreign exchange contracts or currency swap agreements, and (iii) other agreements or arrangements designed to protect that Person against fluctuations in interest rates or currency values, or (b) zero.

"Payment Default" means any failure to pay any scheduled installment of principal of, premium, if any, or interest on any indebtedness within the grace period provided for that payment in the documentation governing that indebtedness.

"Subsidiary" means, with respect to any Person, (i) any corporation, association or other business entity of which more than fifty percent (50%) of the total equity capital and more than fifty percent (50%) of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof), and (ii) any partnership (a) the sole general partner or the managing general partner of which is that Person or a Subsidiary of that Person, or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

                   DESCRIPTION OF CONVERTIBLE MORTGAGE NOTES

At September 30, 1998, Homestead owed convertible mortgage notes to Archstone Communities Trust ("Archstone"), an affiliate, in the amount of $221,333,620. The notes are collateralized by 54 Homestead properties. The notes accrue interest at 9.0% on the principal amount, and require interest only payments every six months on May 28 and November 28. The notes are due October 31, 2006, and are callable on or after May 28, 2001. The notes are convertible, at the option of Archstone, into Common Shares at a conversion ratio equal to one Common Share for every $11.50 of principal amount outstanding.

On July 6, 1998, Homestead entered into a mortgage loan purchase agreement with Security Capital Atlantic Incorporated ("Atlantic") and Merrill Lynch Mortgage Capital Inc. ("MLMC") whereby $98 million of convertible mortgage notes held by Atlantic were modified to, among other things, eliminate their convertibility feature. The notes were then sold by Atlantic to MLMC. On August 7, 1998, Homestead converted the $98 million of mortgage notes and $24 million of convertible subordinated debentures into a $122 million mortgage of a newly formed, wholly-owned, subsidiary of Homestead. The $122 million mortgage note matures June 30, 1999 and provides for interest only monthly payments of LIBOR plus 1.70% through September 30, 1998, LIBOR plus 2% from October 1, 1998 through November 30, 1998 and LIBOR plus 2.25% thereafter. MLMC has the exclusive right to give notice by December 15, 1998 to extend the maturity of the mortgage note to June 30, 2001 (the "2 Year Extension Notice") or give notice by June 10, 1999 to extend the maturity of the mortgage note to at least June 30, 2006 or as late as June 30, 2009. If extended, the mortgage note will bear interest at LIBOR plus 2.5% (3.5% if the collateral properties do not generate net operating income of $18 million for the twelve month period ended June 30, 1999). Homestead may prepay the mortgage note, in whole or in part, prior to June 30, 1999 or, if the 2 Year Extension Notice is given, Homestead may prepay the mortgage note, in whole or in part, prior to June 30, 2001.

                   CERTAIN PROVISIONS OF MARYLAND LAW AND OF
                         HOMESTEAD'S CHARTER AND BYLAWS

The following paragraphs summarize certain provisions of Maryland law and the Charter and Bylaws. The summary is not complete and is subject to and qualified in its entirety by reference to Maryland law, the Charter and Bylaws, copies of which have been incorporated by reference as exhibits to the Registration Statement.

Classification of the Board

Homestead's Bylaws provide that the number of directors may be established by the Board, but may not be fewer than three (3) nor more than fifteen (15). Any vacancy will be filled, at any regular meeting or at any special meeting called for that purpose, by a majority of the remaining directors, except that a vacancy resulting from an increase in the number of directors will be filled by a majority of the entire Board. Pursuant to the Charter, the directors are divided into three (3) classes. At the 1997 annual meeting of shareholders, one class was elected to hold office initially for a term expiring at the annual meeting of shareholders held in 1998, another class was elected to hold office initially for a term expiring at the annual meeting of shareholders to be held in 1999, and another class was elected to hold office initially for a term expiring at the annual meeting of shareholders to be held in 2000. As the term of each class expires, directors in that class will be elected for a term of three (3) years and until their successors are duly elected and qualify. Homestead believes that the above-described classification of the Board will help to assure the continuity and stability of Homestead's business strategies and policies as determined by the Board.

The classified director provision could have the effect of making the replacement of incumbent directors more time-consuming and difficult, which could discourage a third party from making a tender offer or otherwise attempting to obtain control of Homestead, even though such an attempt might be beneficial to Homestead and its shareholders. At least two (2) annual meetings of shareholders, instead of one (1), will generally be required to effect a change in a majority of the Board. Thus, the classified board provision could increase the likelihood that incumbent directors will retain their positions.

Director Liability Limitation and Indemnification

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except to liability resulting from (i) actual receipt of an improper benefit or profit in money, property or services, or (ii) active and deliberate dishonesty established by a final judgment as being material to the cause of action. The Charter contains such a provision which eliminates such liability to the maximum extent permitted by Maryland law.

Homestead's officers and directors are, and will be, indemnified under the Charter against certain liabilities. The Charter provides that Homestead will, to the maximum extent permitted by Maryland law in effect from time to time, indemnify and pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (i) any individual who is a present or former director or officer of Homestead, or (ii) any individual who, while a director of Homestead and at the request of

Homestead, serves or has served another corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner or trustee of such corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. Homestead has the power, with the approval of the Board, to provide such indemnification and advancement of expenses to a person who served a predecessor of Homestead in any of the capacities described in (i) or (ii) above and to any employee or agent of Homestead or its predecessors.

Maryland law requires a corporation (unless its charter provides otherwise, which the Charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities, unless it is established that

  (1) the act or omission of the director or officer was material to the matter giving rise to the proceeding and

    (a) was committed in bad faith or

    (b) was the result of active and deliberate dishonesty,

  (2) the director or officer actually received an improper personal benefit in money, property or services, or

  (3) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation. Maryland law permits a corporation to advance reasonable expenses to a director or officer upon such corporation's receipt of (i) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by such corporation as authorized by its bylaws and (ii) a written statement by or on his or her behalf to repay the amount paid or reimbursed by such corporation if it shall ultimately be determined that the standard of conduct was not met.

Additionally, Homestead has entered into indemnity agreements with each of its officers and directors which provide for reimbursement of all expenses and liabilities of such officer or director, arising out of any lawsuit or claim against such officer or director due to the fact that he or she was or is serving as an officer or director, except for such liabilities and expenses (i) the payment of which is judicially determined to be unlawful, (ii) relating to claims under Section 16(b) of the Exchange Act, or (c) relating to judicially determined criminal violations.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Homestead pursuant to the foregoing provisions, Homestead has been informed that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Business Combinations

Under the Maryland General Corporation Law ("MGCL"), certain "business combinations" (including a merger, consolidation, share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any person who beneficially owns ten percent (10%) or more of the voting power of the corporation's shares or an affiliate of the corporation who, at any time within the two (2)-year period prior to the date in question, was the beneficial owner of ten percent (10%) or more of the voting power of the then-outstanding voting stock of the corporation (an "Interested Stockholder") or an affiliate of such an Interested Stockholder are prohibited for five (5) years after the most recent date on which the Interested Stockholder becomes an Interested Stockholder. Thereafter, any such business combination must be recommended by the board of directors of such corporation and approved by the affirmative vote of at least (a) eighty percent (80%) of the votes entitled to be cast by holders of outstanding voting shares of the corporation and (b) two-thirds ( 2/3) of the votes entitled to be cast by holders of outstanding voting shares of the corporation other than shares held by the Interested Stockholder with whom (or with whose affiliate) the business combination is to be effected, unless, among other conditions, the corporation's common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its shares. These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the Interested Stockholder becomes an Interested Stockholder. The Board has exempted from these provisions of the MGCL any business combination with Security Capital Group Incorporated ("Security Capital") and its affiliates and successors. As a result, Security Capital and its affiliates and successors may be able to enter into business combinations with Homestead that may not be in the best interests of its shareholders without compliance by Homestead with the super-majority vote requirements and other provisions of the statute.

Control Share Acquisitions

Maryland law provides that "Control Shares" of a Maryland corporation acquired in a "Control Share acquisition" have no voting rights except to the extent approved by a vote of two-thirds ( 2/3) of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquiror or by officers or directors who are employees of the corporation. "Control Shares" are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquiror, or in respect of which the acquiror is able to exercise or direct the exercise of voting power, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power (except solely by virtue of a revocable proxy): (i) one-fifth ( 1/5) or more but less than one-third ( 1/3), (ii) one-third ( 1/3) or more but less than a majority, or (iii) a majority or more of all voting power. Control Shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "Control Share acquisition" means the acquisition of Control Shares, subject to certain exceptions.

A person who has made or proposes to make a Control Share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the board of directors to call a special meeting of stockholders to be held within fifty (50) days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the Control Shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the Control Shares, as of the date of the last Control Share acquisition or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for Control Shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiror in the Control Share acquisition.

The Control Share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or to acquisitions approved or exempted by the charter or bylaws of the corporation.

Homestead's Bylaws contain a provision exempting Security Capital and its affiliates and successors from the provisions of the Control Share acquisition statute.

Advance Notice Provisions

For nominations or other business to be properly brought before an annual meeting of shareholders by a shareholder, the Bylaws require such shareholder to deliver a notice to the Secretary, absent specified circumstances, not less than sixty (60) days nor more than ninety (90) days prior to the first anniversary of the preceding year's annual meeting setting forth:

  (1) as to each person whom the stockholder proposes to nominate for election or reelection as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for the election of directors, pursuant to Regulation 14A of the Exchange Act;

  (2) as to any other business that the shareholder proposed to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such shareholder and of the beneficial owner, if any, on whose behalf the nomination or proposal is made; and

  (3) as to the shareholder giving the notice and beneficial owner, if any, on whose behalf the nomination or proposal is made,

    (a) the name and address of such shareholder as they appear on the books, and of such beneficial owner and

    (b) the number of shares of each class of stock of Homestead which are owned beneficially and of record by such shareholder and such beneficial owner, if any.

                              PLAN OF DISTRIBUTION

Homestead may sell the Offered Securities to one or more underwriters or dealers for public offering and sale by them or may sell the Offered Securities to investors directly or through agents, which agents may be affiliated with Homestead. Direct sales to investors may be accomplished through subscription offerings or through subscription rights distributed to Homestead shareholders and direct placements to third parties. In connection with subscription offerings or the distribution of subscription rights to shareholders, if all the underlying Offered Securities are not subscribed for, Homestead may sell such unsubscribed Offered Securities to third parties directly or through agents and, in addition, whether or not all of the underlying Offered Securities are subscribed for, Homestead may concurrently offer additional Offered Securities to third parties directly or through agents, which agents may be affiliated with Homestead. Any underwriter, dealer or agent involved in the offer and sale of the Offered Securities will be named in the applicable Prospectus Supplement.

The distribution of the Offered Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices (any of which may represent a discount from the prevailing market price). Homestead also may, from time to time, authorize underwriters acting as Homestead's agents to offer and sell the Offered Securities upon the terms and conditions set forth in the applicable Prospectus Supplement. In connection with the sale of Offered Securities, underwriters may be deemed to have received compensation from Homestead in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Offered Securities for whom they may act as agent. Underwriters may sell Offered Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

Any underwriting compensation paid by Homestead to underwriters or agents in connection with the offering of Offered Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Offered Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Offered Securities may be deemed to be underwriting discounts and commissions, under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with Homestead, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act. Any such indemnification agreements will be described in the applicable Prospectus Supplement.

If so indicated in the applicable Prospectus Supplement, Homestead will authorize dealers acting as Homestead's agents to solicit offers by certain institutions to purchase Offered Securities from Homestead at the public offering price set forth in such Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate principal amount of Offered Securities sold pursuant to Contracts shall be not less nor more than, the respective amounts stated in the applicable Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to the approval of Homestead. Contracts will not be subject to any conditions except (i) the purchase by an institution of the Offered Securities covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and (ii) if the Offered Securities are being sold to underwriters, Homestead shall have sold to such underwriters the total principal amount of the Offered Securities less the principal amount thereof covered by Contracts.

Certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for Homestead and its subsidiaries and affiliates in the ordinary course of business.

                                    EXPERTS

The consolidated balance sheets as of December 31, 1997, and the consolidated statements of operations, shareholders' equity, and cash flows for the year then ended, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

With respect to the unaudited interim financial information for the quarters ended March 31, 1998 and June 30, 1998, Arthur Andersen, LLP has applied limited procedures in accordance with professional standards for review of that information. However, their separate reports thereon state that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on that information should be restricted in light of the limited nature of the review procedures applied. In addition, the accountants are not subject to the liability provisions of
Section 11 of the Securities Act for their reports on the unaudited interim financial information because those reports are not "reports" or a "part" of the Registration Statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

The financial statements of Homestead as of and for the year ended December 31, 1996 appearing in Homestead's Annual Report on Form 10-K for the year ended December 31, 1997, have been audited by Ernst & Young, LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

The combined statements of operations, owners' equity and cash flows of PTR-Homestead Village Group (the predecessor to Homestead) for the year ended December 31, 1995 appearing in Homestead's Annual Report on Form 10-K for the year ended December 31, 1997 have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                         VALIDITY OF OFFERED SECURITIES

The validity of the Offered Securities will be passed upon for Homestead by Mayer, Brown & Platt, Chicago, Illinois. Mayer, Brown & Platt has in the past represented and is currently representing Homestead, certain of its affiliates, including Security Capital.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                               ----------------

                                   FORM 10-K

(Mark
One)

  [X]            ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1998

                                      OR

  [_]      TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                      For the Transition period from to

                        Commission File Number 1-12269

                               ----------------

                        HOMESTEAD VILLAGE INCORPORATED
            (Exact name of registrant as specified in its charter)

                                   Maryland
                         (State or other jurisdiction
                       of incorporation or organization)

                                  74-2770966
                               (I.R.S. employer
                              identification no.)

                       2100 RiverEdge Parkway, 9th Floor
                            Atlanta, Georgia 30328
             (Address of principal executive offices and zip code)

                                (770) 303-2200
             (Registrant's telephone number, including area code)

          Securities registered pursuant to Section 12(b) of the Act:

                                                   Name of each exchange
              Title of Each Class                   On which registered
              -------------------                 -----------------------
Shares of Common Stock, par value $.01 per share  New York Stock Exchange
Preferred Share Purchase Rights                   New York Stock Exchange

       Securities registered pursuant to Section 12(g) of the Act: NONE

   Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                                Yes X    No
                                   ---      ---

   Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [_]

   Based on the closing price of the registrant's Common Stock on March 24, 1999, the aggregate market value of the Common Stock held by non-affiliates of the registrant was $33,197,890.

   At March 24, 1999, there were 38,244,546 shares of the registrant's Common Stock outstanding.

                      DOCUMENTS INCORPORATED BY REFERENCE

   Portions of the registrant's definitive proxy statement for the 1999 annual meeting of its shareholders are incorporated by reference in Part III of this report.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               TABLE OF CONTENTS

 Item                             Description                              Page
 ----                             -----------                              ----

                                     PART I

      Glossary...........................................................    1
  1.  Business...........................................................    3
       Business Strategy.................................................    3
       The Company.......................................................    8
       Extended Stay Market..............................................    8
       Competition.......................................................    9
       Seasonality.......................................................    9
       Environmental Matters.............................................    9
       Governmental Regulation...........................................   10
       Trademarks........................................................   10
       Insurance.........................................................   10
       Agreements with Security Capital and Affiliates...................   10
       Employees.........................................................   12
       Directors and Officers of Homestead...............................   12
  2.  Properties.........................................................   16
       Geographic Distribution...........................................   16
       Properties Portfolio..............................................   17
  3.  Legal Proceedings..................................................   24
  4.  Submission of Matters to a Vote of Security Holders................   24

                                    PART II

        Market for the Registrant's Common Equity and Related Stockholder
  5.  Matters............................................................   24
  6.  Selected Financial Data............................................   26
          Management's Discussion and Analysis of Financial Condition and
  7.  Results of Operations..............................................   28
       Risk Factors......................................................   28
       Overview..........................................................   32
        Results of Operations for the Years Ended December 31, 1998, 1997
      and 1996...........................................................   34
       Liquidity and Capital Resources...................................   37
       Impact of Year 2000...............................................   39
       Seasonality and Inflation.........................................   40
       Environmental Matters.............................................   40
       Dividends.........................................................   40
  7A. Quantitative and Qualitative Disclosures About Market Risk.........   41
  8.  Financial Statements and Supplementary Data........................   41
          Changes in and Disagreements with Accountants on Accounting and
  9.  Financial Disclosure...............................................   42

                                    PART III

 10.  Directors and Executive Officers of the Registrant.................   42
 11.  Executive Compensation.............................................   42
 12.  Security Ownership of Certain Beneficial Owners and Management.....   42
 13.  Certain Relationships and Related Transactions.....................   42

                                    PART IV

 14.  Exhibits, Financial Statement Schedules and Reports on Form 8-K....   43

                                    GLOSSARY

   The following abbreviations, acronyms or defined terms used in this Form 10-K are defined below:

  Abbreviation, Acronym, or Defined Term                 Definition/Description
  --------------------------------------                 ----------------------
AMEX.......................................  American Stock Exchange

Archstone..................................  Archstone Communities Trust (formerly
                                              Security Capital Pacific Trust), an investee
                                              of Security Capital Group Incorporated

ATLANTIC...................................  Security Capital Atlantic Incorporated, a
                                              former investee of Security Capital, which
                                              merged with Security Capital Pacific Trust
                                              in July 1998

Average Weekly Rate........................  Average Weekly Rate is determined by dividing room revenue by the number of guest room
                                              days occupied for the period and multiplying
                                              by seven.

Bridge Facility............................  The bank line of credit secured by a pledge of a subscription receivable from Security
                                              Capital

Comparables................................  Properties that have been fully operational throughout both periods of comparison

EBDADT.....................................  Earnings before depreciation, amortization and deferred taxes

EBITDA.....................................  Earnings before interest, income taxes, depreciation and amortization

GAAP.......................................  Generally Accepted Accounting Principles

Homestead..................................  Homestead Village Incorporated ("HSD" is The
                                              New York Stock Exchange ticker symbol)

Homestead Village(R).......................  Registered trademark of Homestead Village
                                              Incorporated and all references to Homestead
                                              Village include references to such trademark

In planning and owned......................  Land sites owned and held for development

New Openings...............................  Properties opened in the most recent period of comparison

Noncomparables.............................  Properties open for only a portion of the prior period of comparison

NYSE.......................................  New York Stock Exchange

Prestabilized..............................  All operating properties that do not meet the criteria of Stabilized

PTR........................................  Security Capital Pacific Trust, which changed its name to Archstone Communities Trust in
                                              July 1998
PTR Subsidiaries...........................  The subsidiaries of PTR acquired by Homestead in the October 1996 mergers

RevPAR.....................................  Weekly revenue per available room. RevPAR is determined by dividing room revenue by the
                                              number of guest room days available for the
                                              period and multiplying by seven
Security Capital...........................  Security Capital Group Incorporated,
                                              Homestead's majority shareholder

Shares.....................................  Homestead's shares of common stock


  Abbreviation, Acronym, or Defined Term                 Definition/Description
  --------------------------------------                 ----------------------
Stabilized.................................  Properties that have obtained 80% occupancy for at least a one-week period or have been
                                              open for 24 weeks

the Board..................................  Homestead Board of Directors

the Mergers................................  The October 17, 1996 series of merger transactions pursuant to which each of
                                              ATLANTIC, PTR and Security Capital
                                              contributed all of their respective assets
                                              relating to Homestead Village properties,
                                              trademark and operating systems to Homestead
                                              in exchange for shares of Homestead

Total Expected Investment..................  Total Expected Investment represents budgeted development cost for properties under
                                              construction and properties in planning and
                                              owned. Properties in planning and owned
                                              represent projects where land has been
                                              acquired or is under long-term lease and
                                              pre-construction planning activities are in
                                              progress. Budgeted development cost includes
                                              the cost of land, fees, permits, payments to
                                              contractors, architectural and engineering
                                              fees and interest, property taxes and
                                              development overhead costs to be capitalized
                                              during the development period

Working Capital Facilities.................  Collectively, the two bank lines of credit secured by suburban and urban location
                                              properties, respectively

                                    PART I

Item 1. Business

Business Strategy

   Homestead Village Incorporated (NYSE: HSD) is committed to creating shareholder value by becoming a leading operator of moderately priced, extended stay lodging properties in selected target markets in the United States. Homestead believes that the extended stay segment of the lodging industry offers excellent growth opportunity because of:

  .  growing customer demand for extended stay accommodations,

  . the limited number of properties that have been purposely built for extended stay lodging, and

  .  rising consumer awareness of the extended stay product.

   Homestead's strategy is to achieve significant market share in the extended stay industry by targeting markets that demonstrate strong demographics and providing extended stay customers with a consistently high standard of service and value-conscious pricing.

   Homestead offers a carefully designed, custom-built product targeted at the business traveler on temporary assignment, undergoing relocation or in training. Homestead Village properties, which have all been developed by Homestead, are designed to offer locations with convenient access to major employment centers and retail support services, and a residential environment that is attractive, well landscaped and secure.

   To become a leading provider of moderately priced, extended stay lodging, Homestead's strategy is focused on:

  . becoming the preferred brand of choice for extended stay corporate travelers,

  . increasing revenue per available room at the property level by matching its product to customers' expectations, and

  . improving operating property cash flow through its proprietary operating systems.

   Homestead believes that its product, locations, corporate commitment to customer service and value-conscious pricing will help it meet its objectives.

   Homestead is affiliated with Security Capital, which is the majority shareholder of Homestead. Homestead's affiliation with Security Capital provides it with access to proprietary real estate research and various other services which Security Capital offers to its affiliates.

 Recent Highlights

  . During 1998, Homestead opened 49 properties consisting of 6,507 rooms and as of December 31, 1998, had 120 Homestead Village properties in operation representing in the aggregate 16,180 rooms in 37 cities. Also as of December 31, 1998, Homestead had 16 Homestead Village properties under construction totaling 2,040 rooms within eight of these cities as well as one additional city and through the end of January 1999 had opened five of these properties.

  . Homestead's financial results showed an increase in earnings before depreciation, amortization, and deferred taxes (EBDADT) to $40,945,000 for the year ended December 31, 1998 from $19,385,000 for the year ended December 31, 1997, as a result of increased property operating income due to new property openings in 1998 and a full year of results for the 40 openings in 1997. Homestead presents EBDADT as a measure of operating performance which also takes into account the capital structure of the company.

  . Homestead listed its stock on the New York Stock Exchange effective April 1, 1998.

   The tightening of capital markets for real estate operating companies and lodging companies in 1998 has had an adverse effect on Homestead's ability to continue its high growth program of acquisition of land sites and construction of Homestead Village properties. In October 1998, Homestead reorganized its development effort and recorded $7.24 million of special charges primarily related to the severance of development personnel and abandonment of pursuits of development sites due to the limited availability of additional funds for development. Unless Homestead receives additional financing, Homestead will have a slower growth rate in 1999 and therefore will have substantially fewer development starts and openings than in prior years.

   While Homestead did complete a common stock rights offering in January 1998, it primarily utilized short-term debt and cash flow from operations during the remainder of the year to finance its land acquisition and development program as, due to falling stock market prices for Homestead and its sector, common equity was not seen as a viable capital raising alternative. Homestead's maximization of borrowings under its bank line of credit facilities secured by properties (the "Working Capital Facilities") resulted in $157 million outstanding due April 23, 1999 (subsequently extended to December 31, 2000) and $200 million outstanding on its line of credit facility (the "Bridge Facility") due February 23, 1999 (subsequently extended to April 23, 1999) at year end 1998. The Bridge Facility is secured by a subscription receivable from Security Capital.

   In addition, in third quarter 1998 Homestead extinguished $98 million of convertible mortgage debt due October 2006. This mortgage debt was convertible into approximately 8.5 million Shares. As part of this extinguishment, Homestead incurred an additional $24 million of indebtedness with a resulting mortgage note payable totaling $122 million with a due date of June 1999. Therefore, Homestead's balance sheet at December 31, 1998 was comprised of substantial short-term obligations.

   At year end 1998, Homestead owed $479 million of short-term debt, consisting of $357 million due on its bank lines of credit ($157 million due on the Working Capital Facilities and $200 million due on the Bridge Facility) and $122 million due on a mortgage note. Homestead also had 16 properties in construction at December 31, 1998 with unfunded development commitments of approximately $68 million. Homestead intends to finance the completion of the properties under construction with cash on hand, $21 million borrowed under the Working Capital Facilities in January 1999, $21 million in additional capacity available under its Working Capital Facilities upon renewal, any additional capacity available after payments made from the net proceeds of the rights offering in excess of $200 million and cash flow from operations.

   Subsequent to year end, Homestead has refinanced its short-term debt as follows:

  . On February 23, 1999, Homestead completed a sale and leaseback of 18 properties for $145 million. The proceeds of the sale were used to repay the $122 million mortgage note debt which was due June 1999. As a result of this repayment, eight properties which were used as collateral for the $122 million mortgage note were subsequently pledged as collateral for the Working Capital Facilities,

  . On March 18, 1999, Homestead renewed its Working Capital Facilities ($200 million total capacity for the two lines) with an extension of the maturity date to December 31, 2000, and

  . On March 25, 1999, Homestead announced a rights offering for $225 million of common stock, the proceeds of which will be used to first repay the $200 million Bridge Facility and then for purposes allowed under the Working Capital Facilities. Security Capital will participate in the rights offering. To the extent rights remain available Security Capital has agreed to purchase enough Shares in the rights offering to ensure that the proceeds of the offering are no less than $205 million, based on current market prices and subject to final documentation. To the extent Homestead raises proceeds of up to $200 million in the rights offering from third parties or Security Capital which are used to repay the Bridge Facility, Security Capital's obligation under its subscription agreement for Homestead convertible subordinated debentures will be reduced or terminated.

   Giving effect to the completion of the foregoing transactions, Homestead's aggregate short-term debt would decrease from $479 million to approximately $3 million.

   At year end 1998, Homestead's development program, in addition to the properties under construction, consisted of 18 land sites owned and 16 sites under pursuit. Development of the 18 land sites owned (which includes six sites in urban metropolitan areas) is estimated to cost $354 million. Acquisition and development of the 16 sites under pursuit is estimated to cost $200 million. Homestead's ability to continue development on the land sites owned and its ability to acquire and develop the 16 pursuit sites is dependent upon Homestead obtaining additional financing. The Working Capital Facilities effectively preclude further development beyond the properties currently under construction without additional financing. Homestead is seeking financing from a variety of sources to continue development of these sites and to acquire and develop the additional sites under pursuit. Homestead may seek additional lines of credit, issue debt or equity securities, or enter into joint venture or other arrangements to provide for development of these properties. However, there is no assurance that Homestead will be able to obtain such financing when required or on acceptable terms and the incurrence of additional indebtedness by Homestead would require the consent of its lenders.

   To the extent that Homestead cannot secure adequate financing or complete other development arrangements then it will have to discontinue the development process on some or all of the land sites owned resulting in expensing of carrying costs, such as interest and property taxes, and expensing of costs of its internal development group, which could materially adversely affect reported earnings. Similarly, if pursuits of some or all of the land sites are abandoned, Homestead will incur write-offs of pursuit costs and loss of non-refundable earnest money deposits. If discontinuance of development of land sites is required or pursuits of land sites for acquisition are abandoned due to financing constraints, Homestead intends to mitigate incurrence of expenses and cash outflows by seeking to sell land sites, sell and assign rights to acquire sites under pursuit, terminate personnel, or take other appropriate actions all of which may result in additional losses for financial statement purposes. In the event that Homestead is required to liquidate some of its real estate holdings expeditiously, its ability to achieve a desirable sales price could be adversely affected.

 Commitment to Building a National Brand

   Homestead's goal is to build a leading position within the extended stay sector with a national brand noted for high-quality experience with facilities located in markets convenient for corporate business travelers. The benefit of brand recognition is the ability to attract and retain customers which will result in increased shareholder value due to higher property-level performance.

   Homestead believes that it can establish a dominant and long-term recognizable national brand name and brand presence in the moderately priced, extended stay lodging market place through a focus on:

  . The corporate business traveler through a concentrated national and local sales and marketing effort.

  .  Superior property locations and customer service.

  . The Homestead proprietary operating system which provides a high-quality, consistent experience for its customers through uniform operating standards, a recruiting and training system that targets and trains quality individuals, and a property reinvestment program that ensures that Homestead properties remain up-to-date.

 Focus on the Corporate Business Traveler

   In an effort to capture the corporate business travelers' extended stay demand, Homestead has established a sales and marketing team that targets national and local businesses. The thirty-two sales and marketing professionals supplement the marketing effort conducted at the local level by the general managers of each property by establishing relationships with major corporate clients which are national users of the extended stay product. Homestead's focus is on the corporate business traveler and on establishing a relationship with major corporate accounts which can be expanded to multiple properties and increased room nights. Homestead believes that an emphasis on major national corporate accounts is critical to maintaining occupancy levels that exceed market averages.

   In addition, in 1998 Homestead increased its access to its customers by introducing a toll-free reservations number, 888-STAY-HSD, and connection to the Global Distribution Systems used by travel professionals for making reservations.

   Homestead's six-year operating history and customer-level research provide it with a competitive advantage of understanding the needs of the extended stay corporate business traveler. In developing its extended stay lodging product, Homestead relies on customer surveys, interviews and focus groups to identify the specific needs and requirements of its customers. Understanding its customers has allowed Homestead to design its properties and establish operating procedures to meet and exceed the customers' needs and requirements.

   Weekly room rates at Homestead Village properties appeal to value-conscious corporate business travelers. Rates at Homestead properties typically range between $249 and $449 for a standard room and compare favorably with average weekly rates of over $500 for the majority of traditional extended stay hotels. Weekly rates at Homestead properties will vary significantly depending on specific market factors and the size of the room.

 Proprietary Operating System

   Homestead's proprietary operating system is focused on providing a uniform, consistently high-quality experience to the corporate business traveler. Homestead has developed and is continuously refining its operating system which combines a conveniently located, well-designed guest room with friendly and efficient guest service, and an amenity program designed to meet the specific needs of the extended stay corporate business traveler all at an affordable price. Homestead believes that the operating system will result in a positive lodging experience for guests and generate a willingness to use the product again and in multiple locations.

   Homestead's operating experience has provided it with the opportunity to standardize its operating procedures to meet the specific needs of extended stay corporate business travelers. This standardization is aimed at both providing a consistent guest experience and generating operating efficiencies that are further refined as Homestead adopts "best practices" in the lodging industry. Homestead is continuing the process of standardizing its supply purchases, which management believes will help to generate further operating efficiencies and reduce costs through economies of scale and volume discounts.

   Homestead has invested substantially in the recruiting and training of its personnel. Homestead currently provides training modules, which have been purchased or developed, with topics ranging from guest services and safety to personal selling techniques and leadership skills. Training in these areas is conducted on a regular basis and ensures a consistent guest experience at every property. Training design and organizational development are administered by corporate professionals in conjunction with field trainers located within a geographic region.

   Homestead properties are designed and built to uniform plans that are driven by the needs of the extended stay corporate business traveler. Rooms generally contain 260 to 420 square feet of fully furnished living space, with a work station/dining area and kitchen facilities that include a full-size refrigerator, microwave, sink and cook-top. Timely capital expenditures as well as its preventive maintenance program allow Homestead to maintain high-quality and attractive rooms and properties for its customers.

 Investment Strategy

   Homestead believes it will be most successful by focusing specifically on markets with a concentration of its target customers and which have high barriers to entry such as a limited availability of quality sites and difficult entitlement processes. Homestead believes that over the long-term high barriers to entry limit competition and result in sustainable cash flow growth at the property level. Homestead's development program has targeted markets with a high concentration of corporate customers and strong demographic and employment growth prospects. In 1998, Homestead expanded its development program beyond suburban sites and acquired its first development sites located in the central business districts of New York City (three sites), Chicago and San Francisco with the intent of developing a higher unit count urban property. Homestead's continuance of development of these urban sites is dependent on Homestead obtaining adequate additional financing.

   Homestead's site acquisition professionals evaluate each site against a set of 18 separate criteria where optimum standards have been established. Homestead's properties are designed to offer excellent locations with convenient access to major employment centers, retail and restaurant support services and a residential environment that is attractive, well landscaped and secure. In addition, Homestead seeks to minimize risk by entering into contingent contracts with landowners which allow it to conduct thorough due diligence and obtain entitlements prior to taking title to a development site.

   Each investment transaction undergoes a detailed and comprehensive review by operational and development senior management and a subsequent review by Homestead's Investment Committee. Members of the Investment Committee include David Dressler, Jr., Co-Chairman, Chief Investment Officer and President, Michael Cryan, Co-Chairman and Chief Operating Officer, Robert Morse and James Potts, each a Managing Director, Gary DeLapp and Laura Hamilton, each a Senior Vice President. The Investment Committee process is designed to review both the specific investment as well as to ensure its conformity with Homestead's investment policies and goals as set by the Board. In addition, the Board specifically approves all investments over $15 million.

   The table below illustrates the growth in investment in Homestead Village properties over the last five years of operation and the total expected investment in Homestead properties at December 31, 1998 (amounts in thousands). Similar rates of growth in the future cannot be assured.

                         Total Expected        Historical Cost at December 31,
                           Investment   ---------------------------------------------
                          December 31,                                         1994
                              1998         1998      1997   1996 (1) 1995 (1)   (1)
                         -------------- ---------- -------- -------- -------- -------
Completed properties....   $  945,375   $  945,375 $478,936 $135,339 $ 77,537 $41,629
Properties in
 development:
  Properties under
   construction.........      164,723      110,891  213,283  108,692   28,218  14,303
  Properties in planning
   and owned (2)........      479,742      126,054   32,984   12,256    4,440   4,281
                           ----------   ---------- -------- -------- -------- -------
    Total...............   $1,589,840   $1,182,320 $725,203 $256,287 $110,195 $60,213
                           ==========   ========== ======== ======== ======== =======

--------
(1) Such information aggregates the Homestead Village properties development activity prior to the Mergers described below. The increase in cost of properties, which occurred due to the use of purchase accounting, is reflected on the date of the Mergers.
(2) Continuance of the development process for development sites owned is dependent on Homestead obtaining adequate additional financing.

   Homestead's 49 property completions in 1998 included its first properties in twelve markets. Homestead made its first entry into the Southwest market of Las Vegas (one property); into the West Coast market of Sacramento (one property); into the Southeast markets of Birmingham, Charlotte, Memphis and Orlando (five properties); into the Northeast markets of Boston, New York Metro and Philadelphia (eight properties); and into the Central region markets of Cleveland, Milwaukee and St. Louis (three properties). Homestead's rooms at

December 31, 1998, and its key operating statistics by region for the year ended December 31, 1998, were as follows:

                                             Occupancy   Average      Weekly
      Geographic Region               Rooms     (1)    Weekly Rate RevPAR (1, 2)
      -----------------               ------ --------- ----------- -------------
      Southwest......................  5,418   74.3%      $255         $189
      West Coast.....................  2,869   75.3%      $375         $283
      Southeast......................  4,165   64.1%      $295         $189
      Northeast......................  2,310   65.8%      $364         $240
      Central........................  1,418   65.5%      $309         $202
                                      ------
        Total/Averages............... 16,180   70.4%      $301         $212
                                      ======   =====      ====         ====

--------
(1) Occupancy rates and weekly RevPAR are affected by the 49 new openings in 1998 and reflect in part a pre-stabilized stage of operations.
(2) Weekly revenue per available room ("RevPAR") is computed by dividing room revenue by the number of guest room days available for the period and multiplying by seven.

The Company

 Background

   The first Homestead Village(R) property was opened in 1992 as a byproduct of the multifamily development activities of Security Capital Pacific Trust ("PTR"), now known as Archstone Communities Trust, an investee of Security Capital. PTR identified a customer need not ideally addressed through its traditional multifamily apartment product or through corporate apartments operated within an apartment context. PTR believed that a product which offered greater flexibility of rental term, a fully furnished studio apartment with cooking facilities and a focused array of services (such as limited maid service, voice mail, cable or satellite television) at an affordable price would meet the needs of a significant and growing segment of demand from those business travelers on temporary assignment, in training or relocating.

   In January 1996, Security Capital began considering ways for Security Capital Atlantic Incorporated ("ATLANTIC"), an investee of Security Capital, which had begun in 1995 to develop Homestead Village properties in its target market of the Southeastern United States, PTR and Security Capital to maximize shareholder value with respect to their Homestead Village properties and operations. On May 21, 1996, ATLANTIC, PTR, Security Capital and Homestead entered into a merger agreement, pursuant to which each of ATLANTIC, PTR and Security Capital agreed to contribute, through a series of merger transactions, all of their respective assets relating to Homestead Village properties to Homestead in exchange for Shares. ATLANTIC and PTR agreed to enter into funding commitment agreements to provide convertible mortgage financing towards completion of properties in construction or in planning at the date of the Mergers and Security Capital provided interim funding for Homestead acquisitions prior to the closing of the Mergers, all in exchange for warrants to purchase Shares. The closing of the Mergers occurred in October 1996.

Extended Stay Market

   Homestead believes that the extended stay market represents a unique business opportunity and that the price/value relationship has enabled the extended stay market to achieve higher than industry average occupancy rates and operating margins. Demand for extended stay lodging has been stimulated by the economic and social changes resulting from the increased volume of corporate reorganizations and trends toward downsizing and outsourcing of various functions, the break-up and geographic dispersion of the traditional family and technological improvements which have allowed businesses to relocate outside of large metropolitan areas. These changes have created new accommodation needs for, among others, corporate executives and trainees, consultants, sales representatives and relocating individuals.

   Moderately priced, extended stay lodging competes on the basis of price and value compared to the extended stay market generally, thereby providing an economic inducement to guests who are already attracted to the extended stay concept. In addition, moderately priced, extended stay lodging provides an affordable, convenient and efficient lodging alternative for long-term stay guests who would otherwise use a traditional lodging facility. Based on published occupancy rates for other participants in the extended stay market, Homestead believes that there is a strong demand for moderately priced, extended stay accommodations that results in higher occupancy rates for extended stay hotels than for comparable hotels competing in the same market.

Competition

   Each Homestead Village property is, or will be, located in a developed area that includes competing properties, including traditional hotels and corporate apartments. The number of competitors in a particular area could have a material adverse effect on occupancy, average weekly rates and revenue for a Homestead Village property in that market. Competition within the extended stay lodging market has increased substantially. In several markets where Homestead has properties, there is intense competition for the extended stay customer, which has already affected occupancy and RevPAR for these properties. In addition, since the lodging industry has historically been characterized by cyclical trends, there can be no assurance that the current state of supply/demand fundamentals will continue into the future. Competition within the lodging industry is based generally on convenience of location, price, range of services and guest amenities offered and quality of customer service. Homestead considers the reasonableness of its room rates, the location of its properties and the services and the guest amenities provided by it to be among the most important competitive factors in the business. A number of other lodging chains and developers have developed or are developing competitive extended stay properties. Homestead competes for guests and for new development sites with certain of these established entities, which may have greater financial resources than Homestead and better relationships with lenders and real estate sellers. These entities may be able to accept more risk than Homestead can prudently manage. Further, there can be no assurance that new or existing competitors will not significantly reduce their rates or offer greater convenience, services or amenities, or significantly expand or improve properties in markets in which Homestead competes, thereby materially adversely affecting Homestead's business and results of operations.

Seasonality

   The lodging industry is seasonal in nature, with the second and third quarters generally accounting for a greater proportion of annual revenues than the first and fourth quarters. Quarterly earnings may be adversely affected by events beyond Homestead's control such as poor weather conditions, economic factors and other considerations affecting travel.

Environmental Matters

   Under various federal, state and local laws and regulations, an owner or operator of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances on such property. Such laws often impose such liability without regard to whether the owner knew of, or was responsible for, the presence of hazardous or toxic substances. Furthermore, a person that arranges for the disposal or transports for disposal or treatment a hazardous substance at a property owned by another may be liable for the costs of removal or remediation of hazardous substances released into the environment at that property. The costs of remediation or removal of such substances may be substantial, and the presence of such substances, or the failure to properly remediate such substances, may adversely affect the owner's ability to sell such real estate or to borrow using such real estate as collateral. In connection with the ownership and operation of its properties, Homestead is potentially liable for any such costs.

   Homestead has obtained Phase I Surveys on its existing properties and intends to obtain Phase I Surveys prior to the purchase of any future properties. The Phase I Surveys are intended to identify potential environmental contamination and regulatory compliance concerns. Phase I Surveys generally include historical reviews of the properties, reviews of certain public records, preliminary investigations of the sites and surrounding properties and the preparation and issuance of written reports. Phase I Surveys generally do not include invasive procedures, such as soil sampling or ground water analysis.

   While some of these assessments have led to further investigation and sampling, none of the environmental assessments has revealed, nor is Homestead aware of, any environmental liability that management believes would have a material adverse effect on Homestead's business, financial position or results of operations. No assurance can be given, however, that these assessments and investigations reveal all potential environmental liabilities, that no prior owner or operator created any material environmental condition not known to Homestead or the independent consultants or that future uses and conditions (including, without limitation, guest actions or changes in applicable environmental laws and regulations) will not result in the imposition of environmental liabilities.

Governmental Regulation

   A number of states regulate the licensing of hotels by requiring registration, disclosure statements and compliance with specific standards of conduct. Homestead believes that each of its properties has the necessary permits and approvals to operate its respective business, and Homestead intends to continue to obtain such permits and approvals for its new properties. In addition, Homestead is subject to laws governing its relationship with employees, including minimum wage requirements, overtime, working conditions and work permit requirements. An increase in the minimum wage rate, employee benefit costs or other costs associated with employees could adversely affect Homestead.

   Under the Americans with Disabilities Act (the "ADA"), all public accommodations are required to meet certain federal requirements related to access and use by disabled persons. Although Homestead has attempted to satisfy ADA requirements in the designs for its properties, no assurance can be given that a material ADA claim will not be asserted against Homestead, which could result in a judicial order requiring compliance, and the expenditure of substantial sums to achieve compliance, an imposition of fines or an award of damages to private litigants. These and other initiatives could adversely affect Homestead as well as the lodging industry in general.

Trademarks

   The Homestead Village name and logo have been registered with the United States Patent and Trademark office.

Insurance

   Homestead currently has the types and amounts of insurance coverage that it considers appropriate for a company in its business. While management believes that its insurance coverage is adequate, if Homestead were held liable for amounts exceeding the limits of its insurance coverage or for claims outside of the scope of its insurance coverage, Homestead's business, results of operations or financial position could be materially and adversely affected.

Agreements with Security Capital and Affiliates

 Administrative Services Agreement

   Homestead entered into the Administrative Services Agreement with Security Capital, pursuant to which Security Capital provides Homestead with administrative services with respect to certain aspects of Homestead's business. These services include, but are not limited to, insurance administration, accounts payable administration, internal audit, cash management, human resources, management information systems, tax and legal administration, research, shareholder communications and investor relations. Any arrangements under the agreement for the provision of services are required to be commercially reasonable and on terms not less favorable than those which could be obtained from unaffiliated third parties. The agreement, which expires on December 31, 1999, is automatically renewed each year for a one-year term, subject to approval by a majority of the independent members of the Board. Homestead incurred fees of $4,213,000 for services provided under the agreement during 1998.

   Homestead believes its relationship with Security Capital under this agreement provides it with certain advantages, including access to greater quality and depth of resources in areas such as information systems, insurance, cash management and legal support provided at substantial economies of scale, than it could currently provide internally.

 Security Capital Investor Agreement

   Homestead and Security Capital have entered into an investor agreement which, among other things, provides that, without having first consulted with the nominee of Security Capital designated in writing, Homestead may not seek Board approval of (i) Homestead's annual budget, (ii) incurring expenses in any year exceeding (A) any line item in the annual budget by 20% and (B) the total expenses set forth in the annual budget by 5%, (iii) acquisitions or dispositions in a single transaction or group of related transactions where the aggregate purchase price paid or received exceeds $5 million, (iv) new contracts with a service provider (A) for investment management, property management or leasing services, or (B) that reasonably contemplates annual contract payments by Homestead in excess of $200,000, (v) the declaration or payment of any dividend or other distribution, (vi) the approval of any employee benefit plan pursuant to which shares of Homestead common stock or securities convertible in such securities may be issued, (vii) the offer or sale of any shares of stock of Homestead or any securities convertible into shares of stock of Homestead (other than the sale or grant of any stock or grants of options or exercise of options granted under any benefit option plan approved by stockholders) and (viii) the incurrence, restructuring, renegotiation or repayment of indebtedness for borrowed money in which the aggregate amount involved exceeds $5 million. The Security Capital investor agreement also provides that, so long as Security Capital owns at least 10% of the outstanding Shares, Homestead may not increase the number of persons serving on the Board to more than seven without the approval of Security Capital. Security Capital also will be entitled to designate one or more persons as nominees for directors of Homestead, as follows: (i) so long as Security Capital owns at least 10% but less than 30% of the outstanding Shares, it is entitled to nominate one person; and (ii) so long as Security Capital owns at least 30% of the outstanding Shares, it is entitled to nominate that number of persons as shall bear approximately the same ratio to the total number of members of the Board as the number of Shares beneficially owned by Security Capital bears to the total number of outstanding Shares, provided that Security Capital shall be entitled to designate no more than two persons so long as the Board consists of no more than seven members. Any person who is employed by Security Capital or who is an employee, a 25% shareholder or a director of any corporation of which Security Capital is a 25% shareholder (except for Homestead) shall be deemed to be a designee of Security Capital. The nominee(s) of Security Capital may, but need not, be the same person nominated by Archstone pursuant to the Archstone investor agreement described below. Security Capital currently has reserved the right to cause the nomination of two nominees to the Board.

   The Security Capital investor agreement provides Security Capital with registration rights pursuant to which, in specified circumstances, Security Capital may request, and on not more than three occasions, registration of all of Security Capital's Shares pursuant to Rule 415 under the Securities Act. Security Capital presently owns 69.8% of Homestead's outstanding Shares.

 Archstone Convertible Mortgages

   At December 31, 1998, Homestead owed convertible mortgage notes to Archstone in the amount of $221,333,620. The mortgage notes were funded pursuant to an agreement entered into in conjunction with the Mergers. The mortgage funding commitment under the agreement was to finance the development of properties acquired by Homestead from Archstone in the Merger. The notes are collateralized by Homestead properties (54 Homestead properties at $366.1 million of historical cost mortgaged to Archstone at December 31, 1998). The notes accrue interest at 9.0% on the principal amount, and require interest only payments every six months on May 28 and November 28. The notes are due October 31, 2006 and are callable on or after May 28, 2001. The notes are convertible, at the option of the holder, into Shares at a conversion ratio equal to one Share for every $11.50 of principal amount outstanding. Deferred financing costs and discount on the respective fundings have been fully amortized. Archstone has no further funding commitment.

 Archstone Investor Agreement

   Archstone has entered into an investor and registration rights agreement with Homestead pursuant to which Archstone is entitled to designate one person for nomination to the Board, and Homestead will use its best efforts to cause the election of such nominee, for so long as Archstone has the right to convert in excess of $20 million in principal amount of convertible mortgage notes. Such nominee may, but need not, be a person nominated by Security Capital pursuant to the Security Capital Investor Agreement. In addition, Homestead has granted to Archstone registration rights with respect to the issuance upon conversion and the distribution of all of the Shares issuable upon conversion of the convertible mortgage notes. Archstone may request three registrations pursuant to Rule 415 promulgated under the Securities Act of all Shares issued or issuable upon conversion of the convertible mortgage notes. Such registrations, except for the fees and disbursements of counsel to Archstone, shall be at the expense of Homestead.

 Subscription Agreement

   In June 1998, Homestead entered into a subscription agreement with Security Capital whereby Security Capital agreed to purchase $200 million of subordinated debentures from Homestead. This subscription agreement was pledged as security for a $200 million bank line of credit facility referred to as the Bridge Facility. If the subscription is called by Homestead or if Homestead receives proceeds from any offering of securities, the proceeds must be used first to repay the Bridge Facility and second to fund projects under development which secure the other bank credit facilities. The debentures would bear interest at a rate of 0.25% over the rate Homestead incurs under its $50 million credit facility. Homestead may repurchase the debentures with the proceeds of an equity offering within 90 days of issuance of the debentures. On the 90th day following the issuance of the debentures the debentures convert to Shares, on a per share basis, at the lowest of (i) $13.931, (ii) the fair market value, based upon a trailing 20-day average, on the date any debentures are issued, and (iii) the fair market value, based upon a trailing 20-day average, on the date the debentures are converted automatically into Shares. The subscription agreement expires the earlier of June 30, 1999 or two weeks after termination of the $200 million credit agreement. The subscription obligation will be reduced or terminated to the extent Homestead issues equity securities to any third party, or to Security Capital pursuant to a separate offering, including in connection with the rights offering announced March 25, 1999, the proceeds of which are used to repay the $200 million Bridge Facility. In conjunction with Security Capital's entering into the subscription agreement, Homestead paid an arrangement fee to Security Capital of $600,000.

Employees

   As of December 31, 1998, Homestead employed approximately 1,700 employees including 194 corporate professionals and administrative employees and 1,506 on-site personnel. Homestead's employees are not subject to any collective bargaining agreements and management believes that its relationship with its employees is good.

Directors and Officers of Homestead

 Directors

   Michael D. Cryan--47--Director, Co-Chairman and Chief Operating Officer of Homestead since October 1996, where he has overall responsibility for operations. From August 1986 to August 1996, Mr. Cryan was with ITT Sheraton Corporation, where his most recent position held was Director, Executive Vice President and Chief Financial Officer.

   David C. Dressler, Jr.--45--Director, Co-Chairman and Chief Investment Officer of Homestead since May 1996 and President since January 1996, where he oversees all investment and capital allocation decisions. Mr. Dressler was Co-Chairman of Security Capital Investment Research Incorporated from March 1995 to May 1996; Managing Director of SCG Multifamily Development from January 1994 to August 1995; Managing Director of Archstone Communities Trust from May 1992 to May 1996. From April 1993 to May 1996, he served as Managing Director of the management company responsible for the management of Security Capital Atlantic Incorporated.

   John P. Frazee, Jr.--54--Director of Homestead since May 1996. Since August 1997, Mr. Frazee has served as Director, Chairman, President and Chief Executive Officer of the Paging Network, Inc. (a provider of wireless messaging and wireless information services). Mr. Frazee formerly was President and Chief Operating Officer of Sprint Corporation; prior to the March 1993 merger of Sprint and Centel Corporation, Mr. Frazee had been the Chairman and Chief Executive Officer of Centel since 1972. He is a Director of Security Capital Group Incorporated, C-Span, Dean Foods Company, and Nalco Chemical Company. He is also a Director of the Foundation for Independent Higher Education, a Life Trustee of Rush-Presbyterian St. Luke's Medical Center in Chicago, and an Executive Board Member of the Edwin L. Cox School of Business at Southern Methodist University.

   Manuel A. Garcia--55--Director of Homestead since April 1997. Since May 1969, Mr. Garcia has been Chief Executive Officer of Davgar Restaurants, Inc., the owner/operator of ten Burger King Restaurants in central Florida, five Pebbles Restaurants, Harvey's Bistro, and Manuel's on the 18th Restaurant in Orlando, Florida. Mr. Garcia also is a Director of The Foundation for Orange County Public Schools and is National Director of Cities in Schools. He is a member of the Board of the National Conference of Christians and Jews, and Honorary Director of the Boys' Clubs and Boy Scouts of Central Florida. Mr. Garcia is a former Director of Security Capital Atlantic Incorporated.

   John C. Schweitzer--54--Director of Homestead since April 1997, and a Trustee of Archstone Communities Trust since 1976. Since 1974, Mr. Schweitzer has been President of Westgate Corp., and general partner of Campbell Capital, Ltd., a real estate and investments company in Austin, Texas. Mr. Schweitzer serves as a Director of Regency Realty Corporation, Chase Bank of Texas, and KLRU Public Television; he is also a Trustee of Texas Christian University.

   C. Ronald Blankenship--49--Advisory Director since October 1996. Mr. Blankenship has been the Vice Chairman and Chief Operating Officer of Security Capital since May 1998. Mr. Blankenship was Managing Director of Security Capital from March 1991 to May 1998. Mr. Blankenship was Managing Director of Archstone Communities Trust from March 1991 to May 1998, and Non-Executive Chairman from June 1997 to July 1998. From June 1991 to July 1997, Mr. Blankenship was Chairman of Archstone Communities Trust. He is an Advisory Trustee for Archstone Communities Trust, Director of Strategic Hotel Capital Incorporated, CarrAmerica Realty Corp. and Storage USA, Inc., and a former Advisory Director of Security Capital Atlantic Incorporated.

 Executive Officers

   Michael D. Cryan--See "Directors" above.

   David C. Dressler, Jr.--See "Directors" above.

   Robert J. Morse--43--Managing Director of Homestead since December 1997. Prior thereto, from February 1997 to December 1997, Mr. Morse was President, Franchise Division, ITT Sheraton Corporation; and from September 1995 to February 1997, Senior Vice President and Director of Operations, ITT Sheraton North

American Division. From May 1992 to September 1995, he was Area Manager for the Sheraton Boston Hotel and Towers.

   James C. Potts--52--Managing Director of Homestead since July 1998, where he is responsible for development. Prior thereto, Mr. Potts was Co-Chairman and Chief Investment Officer for Security Capital Atlantic Incorporated from January 1996 to July 1998 and a Director of Security Capital Atlantic Incorporated and the management company responsible for the management of Security Capital Atlantic Incorporated from October 1993 to July 1998. Mr. Potts was Chairman of Security Capital Atlantic Incorporated and the management company responsible for its management from May 1994 to December 1995; from December 1992 to April 1994, he was Managing Director of the management company responsible for the management of Archstone Communities Trust. Mr. Potts is a former Trustee for Archstone Communities Trust.

   Paul J. Burke--45--Senior Vice President of Homestead since March 1998, where he is responsible for urban hotel operations. Prior thereto, from July 1994 to March 1998, Mr. Burke was General Manager of the Sheraton Washington Hotel; from January 1991 to July 1994, he was General Manager of the Sheraton New York-Sheraton Manhattan Hotel Complex.

   Gary A. DeLapp--39--Senior Vice President of Homestead since December 1996, where he is a member of the operations group. Mr. DeLapp was Vice President of Homestead from May 1996 to November 1996, and Vice President, Homestead Village Managers Incorporated, from February 1996 to October 1996. Prior thereto, from July 1983 to February 1996, Mr. DeLapp was with Vista Host, Inc., where his most recent position was partner and Senior Vice President of Operations.

   Bryan J. Flanagan--46--Senior Vice President and Chief Accounting Officer of Homestead since January 1999, where he is responsible for financial operations. Mr. Flanagan was Senior Vice President and Controller of Homestead from June 1998 to December 1998. Prior thereto, from November 1996 to June 1998, he was Senior Vice President of Archstone Communities Trust; from June 1995 to November 1996, Mr. Flanagan was responsible for the financial operations of Security Capital Group Incorporated. From September 1987 to June 1995, Mr. Flanagan was Vice President-Financial Analysis for Marriott Hotels, Resorts and Suites.

   Brian M. Fraser--35--Senior Vice President of Homestead since March 1998, where he oversees all aspects of human resources. Mr. Fraser was Vice President of Homestead from December 1996 to March 1998. Prior thereto, from November 1993 to October 1996, Mr. Fraser was Human Resources Manager for Blockbuster Entertainment.

   Bradley P. Griggs--41--Senior Vice President of Homestead since December 1998, where he is responsible for overseeing all real estate development activities in the western region. Mr. Griggs was Vice President of Homestead from May 1996 to December 1998. Prior to joining Homestead Village Managers Incorporated in September 1995, from 1990 to August 1995, Mr. Griggs was a senior executive with The Fieldstone Company. Mr. Griggs is a registered California Architect.

   Laura L. Hamilton--35--Senior Vice President of Homestead since March 1998, where she supervises Homestead's due diligence group; from May 1996 to March 1998, Vice President of Homestead; from January 1996 to October 1996, Vice President of Homestead Village Managers Incorporated. Prior thereto, from June 1995 to January 1996, Ms. Hamilton was Vice President of Archstone Communities Trust, where she had been a member of the due diligence group since April 1992.

   Jeffry A. Jones--40--Senior Vice President of Homestead since October 1998, where he is responsible for development of Homestead's properties located in urban markets. Mr. Jones was a Vice President of Homestead from May 1996 to October 1998; he was a Land Manager with Homestead Village Managers Incorporated from February 1995 to May 1996.

   Jeffrey A. Klopf--50--Senior Vice President of Homestead since May 1996 and Secretary since January 1996; Senior Vice President and Secretary of Archstone Communities Trust, ProLogis Trust and Security Capital

Group Incorporated since January 1996, where he provides securities offerings and corporate acquisition services, and oversees the provision of legal services for affiliates of Security Capital. From January 1988 to December 1995, Mr. Klopf was a partner of Mayer, Brown & Platt, where he practiced corporate and securities law.

   John R. Patterson--47--Senior Vice President of Homestead since May 1996 where he is a member of the operations group. From June 1995 to October 1996, Mr. Patterson was Senior Vice President of Homestead Village Managers Incorporated. Prior thereto, from July 1993 to January 1995, Mr. Patterson was a Senior Vice President in business development for NationsBank in Atlanta; he was formerly Division President and partner of Trammell Crow Residential Services Southeast.

   Ken W. Pierce--41--Senior Vice President of Homestead since March 1997, where he oversees all marketing functions. Prior thereto, from July 1982 to February 1997, Mr. Pierce was with Holiday Inn Worldwide, where his last position held was Vice President of Relationship Marketing.

   Gregg A. Plouff--42--Senior Vice President of Homestead since March 1998, where he is a member of the development group. From May 1996 to March 1998, Mr. Plouff was Vice President of Homestead; from June 1995 to October 1996, he was Vice President of Homestead Village Managers Incorporated. Prior thereto, from March 1995 to May 1996, Mr. Plouff was Vice President of Archstone Communities Trust; from July 1994 to March 1995, he was Vice President of the management company responsible for management of Archstone Communities Trust; from November 1993 to July 1994, he was a member of the acquisitions group of Archstone Communities Trust.

   Jerry D. Quinn--55--Senior Vice President of Homestead since December 1998, where he is responsible for all new construction. Mr. Quinn was Vice President of Homestead from December 1996 to December 1998. Prior thereto, from July 1994 to December 1996, Mr. Quinn was Vice President with Security Capital Group Incorporated.

   Mark E. Riley--40--Senior Vice President of Homestead since December 1998, where he is responsible for national design. Mr. Riley was Vice President of Homestead from May 1996 to December 1998; he was a Senior Development Manager working on Homestead projects for Security Capital Group Incorporated from September 1994 to May 1996. Prior thereto, from August 1993 to September 1994, Mr. Riley was a Vice President with Southeast Lodges Development Company.

   S. Scott Stewart--35--Senior Vice President, Regional Development Manager, of Homestead since December 1998, where he is responsible for the suburban development program for the eastern half of the United States. Mr. Stewart was Vice President, Senior Development Manager of Homestead from May 1996 to December 1998. Prior thereto, from December 1995 to May 1996, Mr. Stewart was Vice President of Security Capital Atlantic Incorporated; from January 1995 to December 1995, he was a Land Acquisitions Manager of Security Capital Atlantic Incorporated; from 1993 to January 1995, Mr. Stewart was President of Potomac Land and Development Company, a regional real estate enterprise based in the Washington, D.C., area.

   On January 12, 1999, Homestead announced the resignation of its chief financial officer and is currently operating without a chief financial officer.

Item 2. Properties

Geographic Distribution

   Homestead's operating properties and properties under construction are located in 38 metropolitan areas in 25 states and the District of Columbia. The table below describes the geographic distribution of Homestead's operating and under construction property investments at December 31, 1998:

                                         Number of Properties      Percentage of
                                     ---------------------------- Assets Based on
                                                  Under           Total Expected
   City                              Completed Construction Total   Investment
   ----                              --------- ------------ ----- ---------------
   Southwest:
   Albuquerque, NM..................      2        --          2          1%
   Austin, TX.......................      4        --          4          2%
   Dallas, TX.......................      9        --          9          4%
   Denver, CO.......................      4        --          4          3%
   Houston, TX......................      9        --          9          4%
   Las Vegas, NV....................      1        --          1          1%
   Phoenix, AZ......................      5        --          5          3%
   Salt Lake City, UT...............      3        --          3          2%
   San Antonio, TX..................      3        --          3          1%
                                        ---        ---       ---        ---
     Subtotal.......................     40        --         40         21%
                                        ===        ===       ===        ===
   West Coast:
   Los Angeles, CA..................      2          2         4          3%
   Orange County, CA................      3        --          3          2%
   Portland, OR.....................      2        --          2          2%
   Sacramento, CA...................      1        --          1          1%
   San Diego, CA....................      2        --          2          2%
   San Francisco (Bay Area), CA.....      7          1         8          7%
   Seattle, WA......................      4        --          4          3%
                                        ---        ---       ---        ---
     Subtotal........................    21          3        24         20%
                                        ===        ===       ===        ===
   Southeast:
   Atlanta, GA......................      8        --          8          6%
   Birmingham, AL...................      1        --          1          1%
   Charlotte, NC....................      1        --          1          1%
   Jacksonville, FL.................      2        --          2          1%
   Memphis, TN......................      1          1         2          1%
   Miami/Ft. Lauderdale, FL.........      7        --          7          6%
   Nashville, TN....................      2        --          2          2%
   Orlando, FL......................      2        --          2          2%
   Raleigh, NC......................      4        --          4          3%
   Tampa, FL........................      3        --          3          2%
                                        ---        ---       ---        ---
     Subtotal........................    31          1        32         25%
                                        ===        ===       ===        ===
   Northeast:
   Boston, MA.......................      3        --          3          3%
   New York Metro, NY...............      2          3         5          6%
   Philadelphia, PA.................      3        --          3          2%
   Richmond, VA.....................      2        --          2          2%
   Washington, DC...................      7          3        10          8%
                                        ---        ---       ---        ---
     Subtotal.......................     17          6        23         21%
                                        ===        ===       ===        ===

                                        Number of Properties      Percentage of
                                    ---------------------------- Assets Based on
                                                 Under           Total Expected
   City                             Completed Construction Total   Investment
   ----                             --------- ------------ ----- ---------------
   Central:
   Chicago, IL.....................      3          2         5          4%
   Cleveland, OH...................      1          1         2          2%
   Detroit, MI.....................    --           2         2          2%
   Kansas City, MO/KS..............      3        --          3          2%
   Milwaukee, WI...................      1        --          1          1%
   Minneapolis, MN.................      2        --          2          1%
   St. Louis, MO...................      1          1         2          1%
                                       ---        ---       ---        ---
     Subtotal......................     11          6        17         13%
                                       ===        ===       ===        ===
     Total.........................    120         16       136        100%
                                       ===        ===       ===        ===

Properties Portfolio

   The following table is as of December 31, 1998 for Homestead's 120 operating properties, 16 properties under construction and 18 properties in planning and owned.

  OPERATING PROPERTIES:

                                                           Date Completed  Rooms
                                                           --------------  -----
   Southwest:
   Albuquerque, New Mexico
   Albuquerque/North (2)..................................    March, 1996    141
   Albuquerque/Midtown (2)................................     June, 1997    138
                                                                           -----
     Subtotal.............................................                   279
                                                                           -----
   Austin, Texas
   Austin/Arboretum (2)...................................     July, 1995    133
   Austin/Downtown/Townlake (5)........................... December, 1998    130
   Austin/Midtown (2)..................................... February, 1996    145
   Austin/Northwest (2)...................................  October, 1996    132
                                                                           -----
     Subtotal.............................................                   540
                                                                           -----
   Dallas, Texas
   Dallas/Las Colinas (2).................................  January, 1996    149
   Dallas/North (Tollway) Addison (2).....................      May, 1993    119
   Dallas/North Arlington (2).............................    March, 1995    137
   Dallas/North Central (2)...............................  January, 1994    133
   Dallas/North Richland Hills (2)........................  January, 1994    133
   Dallas/Northeast (2)...................................   August, 1992    131
   Dallas/Northwest (2)...................................             (1)   189
   Dallas/South Arlington (2).............................    April, 1995    141
   Fort Worth (2).........................................  January, 1996     97
                                                                           -----
     Subtotal.............................................                 1,229
                                                                           -----
   Denver, Colorado
   Denver/Aurora (2)......................................    April, 1996    137
   Denver/Cherry Creek (2)................................      May, 1997    108
   Denver/Inverness (2)...................................   August, 1997    142
   Denver/Tech Center (2).................................    April, 1996    159
                                                                           -----
     Subtotal.............................................                   546
                                                                           -----

                                      Date Completed  Rooms
                                      --------------- -----
   Houston, Texas
   Houston/Cypress Station (2)......     August, 1994   134
   Houston/Galleria Area (5)........  September, 1998   136
   Houston/Hobby South (2)..........      April, 1994   133
   Houston/Northwest (2)............   February, 1994   133
   Houston/Park Ten (2).............  September, 1994   134
   Houston/Sugarland (2)............    October, 1994   133
   Houston/Westchase (2)............       July, 1994   133
   Houston/Willowbrook (2)..........       July, 1995   137
   Houston/Medical Center (2).......  September, 1995   163
                                                      -----
     Subtotal.......................                  1,236
                                                      -----
   Las Vegas, Nevada
   Las Vegas Midtown................     August, 1998   123
                                                      -----
   Phoenix, Arizona
   Mesa (2).........................   December, 1997   122
   Phoenix/Deer Valley (2)..........   November, 1996   141
   Phoenix/Metro (2)................       June, 1996   142
   Scottsdale (2)...................     August, 1995   120
   Tempe (2)........................      April, 1996   149
                                                      -----
     Subtotal.......................                    674
                                                      -----
   Salt Lake City, Utah
   Salt Lake City/Ft. Union (2).....    October, 1997   132
   Salt Lake City/South Valley (2)..       June, 1997   138
   Salt Lake City/Sugarhouse (5)....     August, 1998   103
                                                      -----
     Subtotal.......................                    373
                                                      -----
   San Antonio, Texas
   San Antonio/Airport (2)..........       July, 1995   153
   San Antonio/Medical Center (2)...     August, 1994   135
   San Antonio/Six Flags Fiesta (2).     August, 1995   130
                                                      -----
     Subtotal.......................                    418
                                                      -----
     Total Southwest Region.........                  5,418
                                                      =====
   West Coast:
   Los Angeles, California
   Los Angeles International
    Airport/El Segundo (2)..........   December, 1997   150
   Monrovia (2).....................        May, 1998   122
                                                      -----
                                                        272
                                                      -----
   Orange County, California
   Brea (5)...........................  January, 1998   133
   Cypress (5)......................  September, 1998   137
   Irvine/Spectrum (2)..............    October, 1997   149
                                                      -----
                                                        419
                                                      -----
   Portland, Oregon
   Beaverton (2)....................  September, 1997   142
   Lake Oswego (2)..................      March, 1998   146
                                                      -----
                                                        288
                                                      -----

                                                           Date Completed  Rooms
                                                           --------------- -----
   Sacramento, California
   Sacramento/South Natomas (5)...........................  November, 1998   143
                                                                           -----
   San Diego, California
   San Diego/Mira Mesa (2)................................    August, 1998   140
   San Diego/Mission Valley (2)...........................   October, 1997   140
                                                                           -----
                                                                             280
                                                                           -----
   San Francisco (Bay Area), California
   Milpitas (2)...........................................  February, 1997   118
   Mountain View (2)......................................  December, 1997   132
   San Carlos (5).........................................   October, 1998   116
   San Jose (2)...........................................       May, 1998   152
   San Mateo (2)..........................................     March, 1997   136
   San Ramon (2)..........................................       May, 1998   147
   Sunnyvale (2)..........................................     March, 1997   144
                                                                           -----
     Subtotal.............................................                   945
                                                                           -----
   Seattle, Washington
   Bellevue (2)...........................................  November, 1997   149
   Seattle/Redmond (2)....................................  November, 1997   162
   Seattle/Southcenter (2)................................   January, 1998    93
   North Seattle/Mountlake Terrace (2)....................   January, 1998   118
                                                                           -----
     Subtotal.............................................                   522
                                                                           -----
     Total West Coast Region..............................                 2,869
                                                                           =====
   Southeast:
   Atlanta, Georgia
   Atlanta/Cumberland (3).................................       May, 1997   137
   Atlanta/Gwinnett Place (3).............................   October, 1997   130
   Atlanta/Norcross (3)...................................      July, 1996   137
   Atlanta/North Druid Hills (3)..........................    August, 1997   137
   Atlanta/Northlake (5)..................................       May, 1998   133
   Atlanta/Perimeter (3)..................................       May, 1997   133
   Atlanta/Roswell (3)....................................  December, 1997   141
   Atlanta/Wildwood/Powers Ferry (5)...................... September, 1998   134
                                                                           -----
     Subtotal.............................................                 1,082
                                                                           -----
   Birmingham, Alabama
   Birmingham/Perimeter Park South (5)....................      June, 1998   137
                                                                           -----
   Charlotte, North Carolina
   Charlotte/Billy Graham Parkway/Coliseum (5)............     March, 1998   137
                                                                           -----
   Jacksonville, Florida
   Jacksonville/Baymeadows (5)............................     March, 1998   134
   Jacksonville/Southside (3).............................      July, 1997   137
                                                                           -----
                                                                             271
                                                                           -----
   Memphis, Tennessee
   Memphis/Airport (5)....................................      June, 1998   134
                                                                           -----

                                                           Date Completed  Rooms
                                                           --------------- -----
   Miami/Ft. Lauderdale, Florida
   Boca Raton/Commerce (5)................................  December, 1998   141
   Coral Springs (5)......................................   October, 1998   124
   Ft. Lauderdale/Tamarac (3).............................    August, 1997   145
   Miami Airport/Doral (3)................................   October, 1997   149
   Miami/Blue Lagoon (5).................................. September, 1998   149
   Plantation/Davie (3)...................................  December, 1997   125
   West Palm Beach (5)....................................  December, 1998   137
                                                                           -----
     Subtotal.............................................                   970
                                                                           -----
   Nashville, Tennessee
   Nashville/Airport (3)..................................  December, 1997   133
   Nashville/Cool Springs (3).............................     April, 1998   137
                                                                           -----
                                                                             270
                                                                           -----
   Orlando, Florida
   Orlando/Altamonte Springs (5).......................... September, 1998   134
   Orlando/South (5)......................................   October, 1998   134
                                                                           -----
                                                                             268
                                                                           -----
   Raleigh, North Carolina
   Raleigh/Crabtree Valley (3)............................      June, 1998   138
   Durham (5).............................................       May, 1998   137
   Raleigh/North (3)......................................  November, 1997   121
   Research Triangle Park (3).............................       May, 1997   125
                                                                           -----
     Subtotal.............................................                   521
                                                                           -----
   Tampa, Florida
   Tampa/Brandon (3)......................................      July, 1997   141
   Tampa/North Airport (3)................................     March, 1997   121
   Clearwater (3).........................................   October, 1997   113
                                                                           -----
     Subtotal.............................................                   375
                                                                           -----
     Total Southeast Region...............................                 4,165
                                                                           =====
   Northeast:
   Boston, Massachusetts
   Boston/Burlington (5)..................................    August, 1998   140
   Boston/Marlborough (5).................................    August, 1998   135
   Boston/Waltham (5)..................................... September, 1998   139
                                                                           -----
                                                                             414
                                                                           -----
   New York Metro, New York
   Hanover/Parsipanny (5).................................  November, 1998   139
   Shelton (5)............................................  December, 1998   139
                                                                           -----
                                                                             278
                                                                           -----
   Philadelphia, Pennsylvania
   Horsham/Willow Grove (5)...............................      July, 1998   136
   King of Prussia (5)....................................    August, 1998   141
   Newark/Christiana (5)..................................  February, 1998   140
                                                                           -----
                                                                             417
                                                                           -----

                                                          Date Completed  Rooms
                                                          --------------- ------
   Richmond, Virginia
   Richmond/Innsbrook (3)................................      July, 1997    141
   Richmond/Midlothian (5)............................... September, 1998    134
                                                                          ------
                                                                             275
                                                                          ------
   Washington, DC
   Baltimore Washington International Airport (3)........    August, 1997    137
   Dulles/Chantilly (3)..................................  December, 1997    115
   Dulles/Sterling (3)...................................    August, 1998    133
   Fair Oaks (3).........................................  December, 1997    133
   Germantown (3)........................................  December, 1997    132
   Merrifield (3)........................................ September, 1998    128
   Reston-Sunset (3).....................................    August, 1998    148
                                                                          ------
     Subtotal............................................                    926
                                                                          ------
     Total Northeast Region..............................                  2,310
                                                                          ======
   Central:
   Chicago, Illinois
   Chicago/Naperville (5)................................  December, 1997    136
   Chicago/Schaumburg (5)................................  December, 1997    136
   Chicago/Westmont (5)..................................  February, 1998    140
                                                                          ------
     Subtotal............................................                    412
                                                                          ------
   Cleveland, Ohio
   Cleveland/North Olmstead (5)..........................     March, 1998    136
                                                                          ------
   Kansas City, Missouri/Kansas
   Kansas City/Country Club Plaza........................     March, 1998     99
   Kansas City/Overland Park (5).........................     April, 1998    131
   Kansas City/Shawnee Mission (2).......................     April, 1997    140
                                                                          ------
                                                                             370
                                                                          ------
   Milwaukee, Wisconsin
   Milwaukee/Brookfield (5)..............................      July, 1998    137
                                                                          ------
   Minneapolis, Minnesota
   Minneapolis/Eagan (5).................................  December, 1997    130
   Minneapolis/Eden Prarie (5)...........................   January, 1998     97
                                                                          ------
                                                                             227
                                                                          ------
   St. Louis, Missouri...................................
   St. Louis Airport (5).................................      June, 1998    136
                                                                          ------
     Total Central Region................................                  1,418
                                                                          ======
       Total Rooms--Operating Properties.................                 16,180
                                                                          ======

  PROPERTIES UNDER CONSTRUCTION:

                                                                           Rooms
                                                                           -----
   West Coast:
   Los Angeles, California:
   Glendale (5)...........................................................   86
   Torrance (5) (opened January 1999).....................................  139
                                                                            ---
                                                                            225
                                                                            ---

                                                                           Rooms
                                                                           -----
   San Francisco (Bay Area), California:
   Fremont (5) (opened January 1999)......................................   121
                                                                           -----
     Total West Coast Region..............................................   346
                                                                           =====
   Southeast:
   Memphis, Tennessee:
   Memphis/Poplar (5) (opened January 1999)...............................   134
                                                                           -----
     Total Southeast Region...............................................   134
                                                                           =====
   Northeast:
   New York Metro, New York:
   Meadowlands (5)........................................................   140
   Norwalk, CT (5)........................................................   140
   Woodbridge (5) (opened January 1999)...................................   140
                                                                           -----
     Subtotal.............................................................   420
                                                                           -----
   Washington, DC:
   Alexandria (5) (opened January 1999)...................................   130
   Gaithersburg (5).......................................................   134
   Tysons Corner (5)......................................................   106
                                                                           -----
     Subtotal.............................................................   370
                                                                           -----
     Total Northeast Region...............................................   790
                                                                           =====
   Central:
   Chicago, Illinois:
   Vernon Hills (5).......................................................   125
   Oakbrook (5)...........................................................   136
                                                                           -----
                                                                             261
                                                                           -----
   Cleveland, Ohio:
   Beachwood (5)..........................................................   142
                                                                           -----
   Detroit, Michigan:
   Auburn Hills (5).......................................................   134
   Southfeld (5)..........................................................   134
                                                                           -----
                                                                             268
                                                                           -----
   St. Louis, Missouri:
   Westport (5)...........................................................    99
                                                                           -----
     Total Central Region.................................................   770
                                                                           =====
     Total Rooms--Properties Under Construction........................... 2,040
                                                                           =====

Properties in Planning and Owned:


   Southwest:
   Denver, Colorado
   Colorado Springs (5)...................................................    88
                                                                           -----
     Total Southwest Region...............................................    88
                                                                           =====

                                                                           Rooms
                                                                           -----
   West Coast:
   Los Angeles, California
   Burbank (5)............................................................   118
   Calabasas (5)..........................................................   139
   Ontario (5)............................................................   127
   Pasadena (5)...........................................................    97
   Warner Center (5)......................................................   142
                                                                           -----
                                                                             623
                                                                           -----
   San Diego, California
   Rancho Bernardo (5)....................................................   132
                                                                           -----
   San Francisco (Bay Area), California
   S. San Francisco (5)...................................................   110
   San Francisco Fin. Dist. - Embarcadero Center..........................   191
   Walnut Creek (5).......................................................   131
                                                                           -----
                                                                             432
                                                                           -----
     Total West Coast Region.............................................. 1,187
                                                                           =====
   Southeast:
   Nashville, Tennessee
   West End (5)...........................................................   126
                                                                           -----
     Total Southeast Region...............................................   126
                                                                           =====
   Northeast:
   Boston, Massachusetts
   Boston Tremont (4).....................................................   198
                                                                           -----
   New York, New York
   New York Bryant Park (40th St) (4).....................................   305
   New York Grand Central (45th St) (4)...................................   229
   New York Madison Avenue (55th St) (4)..................................   199
                                                                           -----
                                                                             733
                                                                           -----
     Total Northeast Region...............................................   931
                                                                           =====
   Central:
   Chicago, Illinois
   East Ontario-Downtown Chicago (4)......................................   242
   Riverwoods (5).........................................................   130
                                                                           -----
                                                                             372
                                                                           -----
   Minneapolis, Minnesota
   Plymouth...............................................................   118
                                                                           -----
     Total Central Region.................................................   490
                                                                           =====
     Total Properties In Planning and Owned............................... 2,822
                                                                           =====

--------
(1) Phase I (132 rooms) was developed in 1992 and Phase II (57 rooms) was developed in 1995.
(2) Subject to deeds of trust securing convertible mortgage notes due to Archstone of $221,333,620 at December 31, 1998.
(3) Pledged as collateral under a mortgage loan of $122,028,471 at December 31, 1998. On February 23, 1999, 18 of these properties were sold and leased back and the other 8 properties were released from the lien under the $122 million mortgage loan.

(4) Pledged as collateral under a revolving bank line of credit agreement with total borrowings of $29,000,000 at December 31, 1998.
(5) Pledged as collateral under a revolving bank line of credit agreement with total borrowings of $128,080,000 at December 31, 1998.

   Additionally, at December 31, 1998, Homestead had properties in planning and under control for the development of 2,136 rooms at 16 sites for a total estimated expected investment of approximately $200 million. Homestead has an exclusive right (through contingent contract or letter of intent) during a contractually agreed-upon time period to acquire land for development, subject to removal of contingencies during the due diligence process, but does not presently own the land. There can be no assurance that such land will be acquired and such acquisition will be dependent on Homestead obtaining adequate financing. The room and total expected investment information is based on management's best estimates.

   If additional financing is not obtained to continue development of land sites, Homestead may seek to sell certain properties in planning and owned. No assurance can be given that any sales will occur or, if such sales occur, that the proceeds of such sale will be sufficient to cover Homestead's costs. Homestead may seek joint venture partners for certain properties in planning and owned. No assurance can be given that any joint venture will be consummated or that the terms thereof will be favorable to Homestead.

Item 3. Legal Proceedings

   Homestead is not a party to any litigation or claims, other than routine matters arising out of the ordinary course of business that are incidental to the development process and operation of the business of Homestead. Homestead does not believe that the results of all claims and litigation, individually or in the aggregate, will have a material adverse effect on its business, financial position or results of operations.

Item 4. Submission of Matters to a Vote of Security Holders

   Not applicable.

                                    PART II

Item 5. Market for the Registrant's Common Equity and Related Stockholder
Matters

 Market Information

   Homestead's Shares have been listed on the NYSE under the symbol "HSD" since April 1, 1998. Prior to that time the Shares were listed on the AMEX under the same symbol. The table below indicates the range of the high and low sales prices of the Shares as reported in the NYSE and AMEX Composite Tape for the periods indicated.

                                                               High       Low
                                                             --------- ---------
1997
  First Quarter............................................. $20 7/8   $16 5/8
  Second Quarter............................................ $18 1/2   $15 7/8
  Third Quarter............................................. $20 1/8   $16
  Fourth Quarter............................................ $18 1/4   $13 11/16
1998
  First Quarter............................................. $15 3/4   $13 9/16
  Second Quarter............................................ $16       $11
  Third Quarter............................................. $13 13/16 $ 6 1/4
  Fourth Quarter............................................ $ 8 3/16  $ 3 3/8
1999
  First Quarter (through March 24, 1999).................... $ 4 3/4   $ 2 3/4

   At March 24, 1999, there were approximately 1,800 holders of record of the Shares.

 Dividend Policy

   The declaration and payment of dividends by Homestead are subject to the discretion of the Board. Any determination as to the payment of dividends will depend upon the results of operations, capital requirements and financial condition of Homestead and such other factors as the Board deems relevant. The Board intends to follow a policy of retaining earnings to finance Homestead's growth and for general corporate purposes and, therefore, does not anticipate paying any cash dividends in the foreseeable future. In addition, Homestead's line of credit arrangements restrict payment of dividends without lender approval.

Item 6. Selected Financial Data

   The following table sets forth selected financial data relating to the historical financial condition and results of operations of Homestead for the years ended December 31, 1998, 1997, 1996, 1995 and 1994. On October 17, 1996,
Homestead acquired the PTR Subsidiaries relating to Homestead Village properties in the Mergers. Prior to October 17, 1996, Homestead had no significant activities, thus substantially all 1996 results of operations through the date of the Mergers and all of the summary selected financial information in 1995 and prior years represents that of the PTR Subsidiaries. The following selected financial data is qualified in its entirety by, and should be read in conjunction with, "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the financial statements and related notes thereto included in Item 14 to this report. Amounts provided in the table are in thousands, except share data and statistical data.

                                         Year Ended December 31,
                              -------------------------------------------------
                                 1998       1997      1996      1995     1994
                              ----------  --------  --------  --------  -------
Operations Summary:
Revenues:
  Room revenue..............  $  139,681  $ 58,397  $ 33,071  $ 18,337  $ 7,827
  Other revenue.............       5,771     1,469       492       366      165
                              ----------  --------  --------  --------  -------
    Total revenues..........     145,452    59,866    33,563    18,703    7,992
                              ----------  --------  --------  --------  -------
Operating expenses:
  Property operating
   expenses (1).............      63,339    25,089    16,166     9,229    4,252
  Corporate operating
   expenses.................      22,280    15,238     4,112     1,322      512
  Special charges (2).......       7,240       --        --        --       --
  Depreciation and
   amortization.............      34,244    12,130     4,443     2,343      845
                              ----------  --------  --------  --------  -------
    Total operating
     expenses...............     127,103    52,457    24,721    12,894    5,609
                              ----------  --------  --------  --------  -------
Operating income............      18,349     7,409     8,842     5,809    2,383
Interest income.............         952       552       211       --       --
Interest expense, net of
 capitalized interest.......     (23,190)   (2,190)   (5,971)   (2,958)  (1,409)
                              ----------  --------  --------  --------  -------
Earnings (loss) before
 extraordinary item.........      (3,889)    5,771     3,082     2,851      974
Extraordinary item - loss on
 early extinguishment of
 debt.......................     (25,344)      --        --        --       --
                              ----------  --------  --------  --------  -------
Net earnings (loss).........  $  (29,233) $  5,771  $  3,082  $  2,851  $   974
                              ==========  ========  ========  ========  =======
Share Data:(3)
Weighted average shares
 outstanding................      37,639    23,578       N/A       N/A      N/A
Diluted weighted average
 shares outstanding.........      37,639    43,502       N/A       N/A      N/A
Pro forma weighted average
 shares outstanding.........         N/A       N/A    11,392       N/A      N/A
Basic earnings (loss) per
 share......................  $    (0.78) $   0.24       N/A       N/A      N/A
Diluted earnings (loss) per
 share......................  $    (0.78) $   0.18       N/A       N/A      N/A
Pro forma earnings per
 share......................         N/A       N/A  $   0.27       N/A      N/A
Financial Position:
Property and equipment, net.  $1,137,869  $715,497  $255,608  $105,002  $59,099
Total assets................  $1,218,391  $783,949  $322,968  $108,965  $60,866
Lines of credit.............  $  357,080  $ 96,808  $    --   $    --   $   --
Mortgage note payable.......  $  122,028  $    --   $    --   $    --   $   --
Convertible mortgage notes
 payable....................  $  221,334  $301,606  $101,309  $    --   $   --
Other debt to affiliate.....  $      --   $    --   $    --   $ 80,144  $45,131
Shareholders' equity........  $  458,025  $328,931  $204,003  $ 22,971  $12,068

                                       Year Ended December 31,
                           ---------------------------------------------------
                             1998       1997       1996       1995      1994
                           ---------  ---------  ---------  --------  --------
Other Data:
EBDADT(4)................  $  40,945  $  19,385  $  10,787  $  5,194  $  1,819
EBITDA(5)................  $  52,593  $  19,539  $  13,285  $  8,152  $  3,228
Cash provided by (used
 in):
  Operating activities...  $  41,741  $  25,976  $  12,261  $  6,019  $  2,381
  Investing activities...  $(459,292) $(398,721) $(115,453) $(48,116) $(35,474)
  Financing activities...  $ 426,721  $ 368,304  $ 108,711  $ 43,065  $ 33,832
Statistical Data (for all
 operating properties):
Occupancy................       70.4%      74.7%      78.8%     76.6%     75.9%
Average weekly rate(6)...  $     301  $     253  $     222  $    212  $    186
Weekly RevPAR(7).........  $     212  $     189  $     175  $    162  $    141
Property operating income
 margin(8)...............       56.1%      57.8%      51.9%     50.7%     46.7%

--------
(1) Property operating expenses consist of all expenses directly related to the operation of the properties and do not include an allocation of corporate operating expenses. Property operating expenses include primarily salaries and wages, utilities, insurance, maintenance and supply costs and property taxes. Prior to the Mergers on October 17, 1996, Homestead had an agreement with a subsidiary of Security Capital for management of its properties and paid a fee based on a percentage of revenues.
(2) Consists primarily of expense for Homestead's reorganization of its internal development department and abandonment of pursuits to acquire development sites.
(3) Prior to the Mergers, the assets of Homestead were owned by subsidiaries of PTR and were managed by subsidiaries of Security Capital. The shares and equity interests of these entities differed substantially from the shares, warrants and convertible mortgage notes outstanding after the Mergers. Therefore, management does not believe that historical earnings per share data for 1996 is meaningful. Pro forma earnings per share assume issuance of shares for acquisition of the PTR Subsidiaries as of the beginning of 1996 and shares issued to Security Capital and ATLANTIC were outstanding since the Mergers closing date. See "Item 1. Business--The Company." Pro forma earnings per share for 1996 have also been restated using the methodology of Statement No. 128 which resulted in a $0.04 increase from prior pro forma earnings per share.
   For the year ended December 31, 1999 diluted weighted average shares outstanding are the same as basic weighted average shares outstanding as convertible debt is not assumed to be converted and exercise of options is not assumed as the effects are anti-dilutive in a period of loss.
(4) EBDADT means earnings before depreciation, amortization and deferred taxes. EBDADT for Homestead is total revenues, plus interest income, less property operating expenses, corporate overhead, non-real property depreciation, interest expense (other than convertible debt interest expenses) and current tax expense. EBDADT is presented on a diluted basis which assumes conversion of the convertible mortgage notes, thus interest expense associated with the convertible notes is not deducted in arriving at diluted EBDADT. EBDADT does not represent cash generated from operating activities in accordance with GAAP, is not to be considered as an alternative to net earnings or any other GAAP measurement of operating performance and is not necessarily indicative of cash available to fund all cash needs. Homestead has included EBDADT herein because Homestead believes that it is one measure used by certain investors to determine operating cash flow. EBDADT, as calculated above, may not be comparable to other similarly titled measures of other companies.
(5) EBITDA means earnings before interest, income taxes, depreciation and amortization. EBITDA does not represent cash generated from operating activities in accordance with GAAP, is not to be considered as an alternative to net earnings or any other GAAP measurement of operating performance and is not necessarily indicative of cash available to fund all cash needs. Homestead has included EBITDA herein because Homestead believes that it is one measure used by certain investors to determine operating cash flow. EBITDA, as calculated above, may not be comparable to other similarly titled measures of other companies.

(6) Average weekly rate is determined by dividing room revenue by the number of guest room days occupied for the period and multiplying by seven.
(7) Weekly revenue per available room ("RevPAR") is determined by dividing room revenue by the number of guest room days available for the period and multiplying by seven.
(8) Property Operating Income Margin is property operating income (property revenues less property operating expenses) divided by property revenues.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

   The following discussion should be read in conjunction with "Item 6. Selected Financial Data" and all of the financial statements and related notes thereto appearing in Item 14 to this Form 10-K. Historical results and percentage relationships set forth in "Item 6. Selected Financial Data" and the Financial Statements of Homestead may not be indicative of future operations of Homestead.

   For analysis purposes Homestead categorizes its operating properties as "comparable," "noncomparable," or "new opening." "Comparable" means a property open throughout both periods of comparison, "noncomparable" means a property open for only a portion of the prior period of comparison, and "new opening" means a property opened in the most recent period. For additional analysis purposes Homestead also categorizes its operating properties as either "stabilized" or "pre-stabilized." For purposes of this report, the term "stabilized" means those properties which obtained 80% occupancy for a one-week period or have been opened for 24 weeks and "pre-stabilized" means all other operating properties.

   The statements contained in this report that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on current expectations, estimates and projections about the industry and markets in which Homestead operates, management's beliefs and assumptions made by management. Words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates", variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Among the important factors that could cause Homestead's actual results to differ materially from those expressed in the forward-looking statements are (i) changes in general economic conditions in its target markets that could adversely affect demand for Homestead's properties, (ii) the effects of increased or unexpected competition with respect to one or more properties, (iii) Homestead's ability to open new properties on schedule which may be affected by factors outside the control of Homestead, (iv) availability to Homestead of debt or equity financing or other arrangements to allow development of land owned and acquisition and development of sites under pursuit, (v) the matters described under "--Risks Factors" and (vi) changes in financial markets and interest rates that could adversely affect Homestead's cost of capital and its ability to meet its financing needs and obligations.

Risk Factors

 Homestead will require substantial additional capital

   Homestead will continue to require a substantial amount of additional capital to finance its short-term obligations and future growth. Costs to fund commitments on properties under construction at December 31, 1998 is approximately $68 million. Additional expected funding required for properties in planning and owned is approximately $354 million, and the expected funding required to acquire and develop properties under pursuit is approximately $200 million. As a result, Homestead anticipates seeking to raise substantial additional amounts of capital throughout 1999. Homestead may seek additional credit facilities and may seek to issue long-term debt and additional equity securities or enter into joint venture or other arrangements. Homestead is currently restricted by the terms and covenants of its bank lines of credit in the type and amount of additional indebtedness it may incur. No assurance can be given regarding the availability or terms of such financing. Any future debt financings or issuances of preferred shares by Homestead will be senior to the rights of the holders of common shares, and any future issuances of common or preferred shares may result in the dilution of the then existing shareholders' proportionate equity interest in Homestead.

   If Homestead cannot secure adequate funding or complete other development arrangements then it may have to discontinue the development process on some or all of the land sites owned resulting in expensing of carrying costs, such as interest and property taxes, and expensing of costs of its internal development group, which could materially adversely affect reported earnings. Similarly, if pursuits of some or all of the land sites are abandoned Homestead may incur write-offs of pursuit costs and loss of non-refundable earnest money deposits. If discontinuance of development of land sites is required or pursuits of land sites for acquisition are abandoned due to financing constraints, then Homestead intends to mitigate incurrence of expenses and cash outflows by seeking to sell land sites, sell and assign rights to acquire sites under pursuit, terminate personnel, or take other appropriate actions all of which may result in additional losses for financial statement purposes. In the event that Homestead is required to liquidate some of its real estate holdings expeditiously, its ability to achieve a desirable sales price could be adversely affected.

 Homestead is subject to a substantial amount of indebtedness

   At December 31, 1998, Homestead's total indebtedness was approximately $709 million. Homestead will be required to seek refinancing for all or a portion of that debt or to obtain additional financing, if it is at any time unable to generate sufficient cash flow from operations to service its debt or satisfy other covenants under its loan agreements, which include limitations on the amount of additional indebtedness that Homestead can incur. There can be no assurance that any such refinancing would be possible or that any additional financing could be obtained on terms that are favorable or acceptable to Homestead. The amount of Homestead's indebtedness may also make Homestead more vulnerable to economic downturns and may limit its ability to withstand adverse changes or to capitalize on business opportunities.

   Additionally, substantially all of Homestead's properties have been pledged as collateral to secure the payment of Homestead's indebtedness. If Homestead were to default in the payment of any of the secured indebtedness, Homestead could lose the properties securing such debt. The loss of such properties could have a material adverse effect on Homestead's financial condition and results of operations.

 Significant influence of principal shareholder may impact Homestead management and operations

   As of December 31, 1998, Security Capital owned approximately 69.8% of the issued and outstanding common shares of Homestead and, therefore controls approximately 69.8% of the vote on matters submitted for shareholder action, including the election of directors. Pursuant to an investor agreement with Homestead, Security Capital currently has the right to nominate up to two directors of Homestead. Additionally, so long as Archstone owns $20 million principal amount of convertible mortgage notes, it is entitled to nominate one person as a director of Homestead. The directors so elected are in a position to exercise significant influence over the affairs of Homestead if they were to act together in the future. John C. Schweitzer, a director of Homestead, is deemed to be a nominee of Archstone and Security Capital under the investor agreement. Further, John P. Frazee, a director of Homestead, is a member of the Security Capital board of directors.

   For so long as Security Capital beneficially owns at least 10% of Homestead's outstanding common shares, Security Capital has the right to approve, among other significant matters:

     (1) Homestead's annual operating budget and substantial deviations therefrom;

     (2) acquisitions or dispositions in a single transaction or group of related transactions where the purchase price exceeds $5 million;

     (3) property management arrangements;

     (4) the declaration or payment of any dividend or other distribution;

     (5) the offer or sale of any shares of stock of Homestead or any securities convertible into shares of stock of Homestead;

     (6) the incurrence, restructuring, renegotiation or repayment of indebtedness which exceeds $5 million; and

     (7) the increase of the number of directors to more than seven.

   Accordingly, due to the foregoing, for so long as it continues to beneficially own at least 10% of Homestead's outstanding common shares, Security Capital will retain significant influence over the affairs of Homestead which may result in decisions that do not fully represent the interests of all shareholders of Homestead.

   Homestead has entered into a subscription agreement with Security Capital whereby Security Capital has agreed to purchase $200 million of subordinated debentures from Homestead. This subscription was pledged as security for a $200 million bank line of credit facility referred to as the Bridge Facility. If the subscription is called by Homestead or Homestead receives proceeds from any offering of securities, the proceeds must be used to first repay the Bridge Facility and second to fund projects under development which secure the Working Capital Facilities. The debentures would bear interest at a rate of 0.25% over the rate Homestead incurs under its $50 million credit facility (which became a $30 million facility on March 18, 1999). Homestead may repurchase the debentures with the proceeds of an equity offering within 90 days of issuance of the debentures. On the 90th day following the issuance of the debentures the debentures convert to common shares, on a per share basis, at the lowest of (i) $13.931, (ii) the fair market value, based upon a trading 20-day average, on the date any debentures are issued, and (iii) the fair market value, based upon a 20-day trading average, on the date the debentures are converted automatically in Shares. The subscription agreement expires the earlier of June 30, 1999 or two weeks after termination of the $200 million credit agreement. The subscription obligation is reduced or terminated to the extent Homestead issues equity securities to any third party, or to Security Capital pursuant to a separate offering, including in connection with the rights offering announced March 25, 1999, and the proceeds are used to repay this credit facility. If the subscription is called by Homestead and if the debentures are converted to common stock Security Capital would own approximate 85% of the outstanding common shares of Homestead. No assurance can be given that Security Capital will provide further financial accommodation for Homestead. In conjunction with Security Capital's entering into the subscription agreement, Homestead paid an arrangement fee to Security Capital of $600,000.

 Seasonal fluctuations in the lodging industry may affect Homestead's operating results

   The lodging industry is seasonal in nature, with the second and third quarters generally accounting for a greater proportion of annual revenues than the first and fourth quarters. Quarterly earnings may be adversely affected by events beyond Homestead's control such as poor weather conditions, economic factors and other considerations affecting travel.

 Competition and overdevelopment could adversely affect Homestead's operations

   Each Homestead Village property is, or will be, located in a developed area that includes competing properties. The number of competitors in a particular area could have a material adverse effect on occupancy, average weekly rates and weekly revenue per available room. Competition within the extended stay lodging market has increased substantially. In several markets where Homestead has properties, there is intense competition for the extended stay customer which has already affected occupancy and weekly revenue per available room for these properties. In addition, since the lodging industry has historically been characterized by cyclical trends, there can be no assurance that the current state of supply/demand fundamentals will continue into the future. Competition within the lodging industry is based generally on convenience of location, price, range of services and guest amenities offered and quality of customer service. Homestead considers the reasonableness of room rates, the location of properties and the services and the guest amenities provided to be among the most important competitive factors in the business. A number of other lodging chains and developers have developed or are developing extended stay properties. In particular, some of these entities have targeted the moderately priced segment of the extended stay market in which Homestead competes. Homestead competes for guests and for new development sites with certain of these established entities which may have greater financial resources than Homestead and better relationships with lenders and real estate sellers. These entities may be able to accept more risk than Homestead can prudently manage. Further, there can be no assurance that new or existing competitors will not significantly reduce their rates or offer greater convenience, services or amenities or significantly expand or improve properties in markets in which Homestead competes, thereby materially adversely affecting Homestead's business and results of operations.

 Homestead's historical growth rate may strain its resources

   Homestead has experienced rapid growth in its revenues, number of properties and employees, and the scope of its operations. This growth has resulted in new and increased responsibilities for management personnel, as well as added demands on Homestead's operating and financial systems. Homestead's growth depends on the efforts of key management personnel and Homestead's ability to attract or develop new management personnel and to integrate these new employees into its overall operations. If Homestead is unable to manage growth effectively, Homestead's business and results of operations could be materially and adversely affected.

 The value of Homestead's real estate is dependent on numerous factors

   Real property investments are subject to varying degrees of risk. Real estate values are affected by a number of factors, including:

    (1)changes in the general economic climate;

    (2)local conditions, such as an oversupply of space or a reduction in demand for real estate in an area;

    (3)the quality and philosophy of management;

    (4)competition from other available space;

    (5)the ability of the owner to provide adequate maintenance and insurance;

    (6)the ability of the owner to control variable operating costs;

    (7)government regulations;

    (8)interest rate levels;

    (9)the availability of financing; and

   (10)potential liability under, and changes in, environmental, zoning, tax and other laws.

 Homestead's development activities may be unsuccessful

   Subject to the availability of financing, Homestead intends to continue to pursue development activities as opportunities arise and, as a result, will be subject to risks associated with any such development activities. These risks include:

   (1) the risk that development opportunities explored by Homestead may be abandoned;

   (2) the risk that construction costs of a project may exceed original estimates, possibly making the project less profitable than originally estimated;

   (3) limited cash flow during the construction period;

   (4) the risk that occupancy percentages and rates at a completed project will not be sufficient to make the project profitable; and

   (5) the risk that government and other approvals may not be obtained.

In case of an unsuccessful development project, Homestead's loss could exceed its investment in the project.

 Illiquidity of real estate investments

   Equity real estate investments are relatively illiquid and therefore may tend to limit the ability of Homestead to react promptly to changes in economic or other conditions. In addition, significant expenditures associated with equity real estate investments, such as mortgage payments, real estate taxes and maintenance costs, are generally not reduced when circumstances cause a reduction in income from the investments. Further, various agreements to which Homestead is a party, including the terms of Homestead's outstanding indebtedness, place limitations on the ability of Homestead to sell its properties. Thus, Homestead's ability to sell assets at any time to change its asset base may be restricted. Further, if additional financing is not obtained to continue development of land sites owned Homestead may seek to sell certain properties in planning and owned. No assurance can be given that any sales will occur or, if such sales occur, that the proceeds of such sale will be sufficient to cover Homestead's costs. Homestead may seek joint venture partners for certain properties in planning and owned. No assurance can be given that any joint venture will be consummated or that the terms thereof will be favorable to Homestead.

 Uninsured losses may adversely affect Homestead

     Some types of losses, such as from hurricanes may be uninsurable, or the cost of insuring against such losses may not be economically justifiable. If an uninsured loss occurs, Homestead could lose both the invested capital in and anticipated revenues from the facility, but would still be obligated to repay any recourse mortgage indebtedness on the facility.

 Homestead could be subject to potential environmental liability

     Under various federal, state and local laws, ordinances and regulations, a current or previous owner, developer or operator of real estate may be liable for the costs of removal or remediation of hazardous or toxic substances at, on, under or in its property. The costs of removal or remediation of such substances could be substantial. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release or presence of such hazardous substances. The presence of such substances on Homestead's properties may adversely affect its ability to sell such properties or to borrow using such properties as collateral and may also have an adverse affect on Homestead's ability to pay distributions to its shareholders.

 Costs of compliance with laws may affect Homestead's financial condition

     Homestead's facilities are subject to various federal, state and local regulatory requirements, such as state and local fire and life safety requirements. Failure to comply with these requirements could result in the imposition of fines by governmental authorities or awards of damages to private litigants. There can be no assurance that these requirements will not be changed or that new requirements will not be imposed, a result that could require significant unanticipated expenditures by Homestead and could have an adverse effect on Homestead's financial condition and results of operations.

Overview

 General

   Since the first Homestead Village property was opened in 1992 and through December 31, 1998 Homestead has completed development of 120 Homestead Village properties consisting of 16,180 rooms in 37 cities. As of December 31, 1998, Homestead had 16 properties under construction totaling 2,040 rooms within eight of these cities as well as one additional city. In addition, as of December 31, 1998, Homestead owned 18 development sites and controlled through contracts 16 development sites.

   Homestead's development program resulted in opening 49 properties in 1998, 40 in 1997 and 11 in 1996. This development program and the financing activities required to support it have had a significant impact on Homestead's operations for the years ended 1998, 1997 and 1996 and on Homestead's financial position as of December 31, 1998 and 1997.

   The tightening of capital markets for real estate operating companies and lodging companies in 1998 has had an adverse effect on Homestead's ability to continue its development program. Additionally, due to the limited availability of other financing, Homestead primarily utilized short-term bank line of credit borrowings in 1998 to finance development costs. The year end 1998 outstanding bank line borrowings combined with other short-term debt gives Homestead total short-term obligations of $479 million at December 31, 1998. Subsequent to year end, Homestead has repaid $122 million of such debt with proceeds of a sale-leaseback and obtained an extension of the bank lines under which $157 million was outstanding at year end 1998. While the actions taken subsequent to year end are expected to strengthen Homestead's balance sheet, Homestead will need substantial additional financing to repay indebtedness as it matures, develop land sites owned and acquire and develop sites under pursuit.

   Homestead's property investments from the date of the Mergers (see "Background--1996 Mergers" below) through December 31, 1998 have been funded primarily by $234 million from borrowings from Archstone, $98.8 million in exercises of warrants; $357.1 million net borrowings under its bank lines of credit; and $154.2 million from a January 1998 common stock rights offering.

   Homestead's operating results are substantially influenced by (i) the demand for and supply of extended stay lodging in Homestead's markets and submarkets, (ii) occupancy and average weekly rate, (iii) the effectiveness of property level operations and (iv) the pace and cost at which Homestead can develop additional extended stay lodging properties. Capital and credit market conditions which affect Homestead's access to and cost of capital may influence future operating results.

 Background--1996 Mergers

   Prior to October 17, 1996 the operating assets of Homestead were held primarily by the PTR Subsidiaries and one operating property, opened in mid-1996, was held by a subsidiary of ATLANTIC. Onsite property management was performed by a subsidiary of Security Capital and other entity management services were performed under management agreements with subsidiaries of Security Capital. Neither PTR nor ATLANTIC had any employees. All persons performing services related to Homestead Village properties prior to the Mergers were employees of the management subsidiaries of Security Capital.

   Upon the closing of the Mergers, all of the PTR and ATLANTIC Homestead Village properties became assets of Homestead. Additionally, with the acquisition of certain Security Capital subsidiaries, all onsite property management and overall corporate management became an internal function of Homestead whereby Homestead directly incurs the costs of all property level, land acquisition, due diligence, development and corporate personnel.

   In comparing 1998 and 1997 operating results to 1996, in addition to the change in 1996 to internal management, the 1996 operating results of Homestead reported in the accompanying financial statements are affected by certain matters of financial presentation for the Mergers. The merger with the PTR Subsidiaries was accounted for as a combination of entities under common control in a manner similar to a pooling of interests, thus the historical financial results of the PTR Subsidiaries are presented for all periods prior to October 17, 1996 and, as the activities of Homestead prior to the Mergers were not significant, the accompanying financial statements consist predominantly of the activities of the PTR Subsidiaries prior to the merger closing date. The merger of the subsidiaries of ATLANTIC was accounted for as a purchase, thus the operating revenues and operating expenses of its one property opened in mid-1996 are not included in the accompanying financial statements until the date of the Mergers. Additionally, the development activities of the subsidiaries of ATLANTIC are not reflected in the accompanying financial statements until the merger closing date and thereafter. The merger of the subsidiaries of Security Capital was also accounted for as a purchase, thus the incurrence of the costs of personnel for property and corporate management are effective in the accompanying financial statements after the merger closing date.

 Development Activity

   Homestead's property development program has had a significant impact on its financial performance during 1998, 1997 and 1996. The following table summarizes Homestead's development activity for 1998, 1997 and 1996 (dollar amounts in thousands):

                                                        1998     1997   1996(1)
                                                      -------- -------- --------
      Properties Under Construction:
        Starts During Period
        Properties...................................       15       49       42
        Rooms........................................    1,928    6,504    5,650
        Completions During Period:
        Properties...................................       49       40       11
        Rooms........................................    6,507    5,391    1,532
        Under Construction At Year End:
        Properties...................................       16       50       41
        Rooms (2)....................................    2,040    6,622    5,509
        Total expected investment.................... $164,723 $417,274 $264,931
      Completed Properties:
        Properties...................................      120       71       31
        Rooms (2)....................................   16,180    9,675    4,297
        Total investment, at historical cost......... $945,375 $478,936 $135,339

--------
(1) The table summarizes the investment activity for all Homestead Village properties regardless of the form of ownership of such properties prior to the Mergers.
(2) Rooms data for 1998 reflects the most recent adjustments to configurations as of December 31, 1998.

 Recent Operating Results

   Homestead expects that its results for the first quarter of 1999 will be below management's 1999 plan. Lower than expected occupancy rates in several of its markets has led to lower than expected revenues for properties in those markets. Lower than expected increases in occupancy rates for newly opened properties in the Northeast and Midwest, caused in part by adverse weather conditions, also are expected to impact revenues. These lower than expected results could affect Homestead's results of operations for the first quarter of 1999.

Results of Operations for the Years Ended December 31, 1998, 1997 and 1996

   Net earnings (loss) for the years ended December 31, 1998, 1997 and 1996 were ($29.2) million, $5.8 million, and $3.1 million, respectively. The net loss in 1998 includes (i) a third quarter loss on extinguishment of debt of $25.3 million recorded as an extraordinary item and (ii) incurrence of special charges of $7.24 million, primarily relating to Homestead's reorganization of its internal development department and abandonment of certain pursuits, recorded in fourth quarter (see "--Investing and Financing Activities under Liquidity and Capital Resources" below). A discussion of other major components of net earnings or loss follows.

 Property Operations

   The following table sets forth operating performance information for the years ended December 31, 1998, 1997 and 1996. The information is for Homestead's total operating property portfolio. (Performance of the one operating property acquired from ATLANTIC has been included from its opening date of July 1, 1996 versus its date of acquisition in the Mergers. Inclusion of such property has an insignificant effect on the performance data presented.)

                                         %                %
                                       Change           Change
                                       (1998            (1997
                               1998  over 1997) 1997  over 1996) 1996
                               ----  ---------- ----  ---------- ----
      Weekly RevPAR........... $212     12.2%   $189      8.0%   $175
      Average Weekly Rate..... $301     19.0%   $253     13.9%   $222
      Occupancy............... 70.4%    (5.8%)  74.7%    (5.2%)  78.8%
      Property Operating
       Income Margin.......... 56.1%    (2.9%)  57.8%    11.4%   51.9%

   Homestead's new property openings were the primary reason for room revenue increases of $81.3 million (139.2%) in 1998 over 1997 and $25.3 million (76.6%) in 1997 over 1996. Properties open for their first full year in 1998 and 1997 were the next most significant reason for room revenue increases. The increase in room revenue was also due to increases in the average weekly rate of $47.86 in 1998 and $30.84 in 1997. The average weekly rate increase in 1998 was partially offset by lower overall occupancy in 1998 versus 1997. The occupancy decrease in 1998 versus 1997 is attributable to the effect of competition in markets described below for "same store" properties for 1998.

   Total property operating expenses increased $38.3 million (152.5%) in 1998 over 1997 and $8.9 million (55.2%) in 1997 over 1996, primarily due to the increase in the number of operating properties as noted above.

 Homestead Properties Fully Operating Throughout Consecutive Periods

   Homestead had 31 properties which were operating throughout both 1998 and 1997 ("same store properties"). RevPAR for 1998 decreased to $192 from $193 in 1997. The RevPAR decrease was due primarily to an occupancy decrease from 79.7% to 76.4%. Average weekly rate increases of $9.54 offset most of the occupancy effect to result in the approximate $1 RevPAR decrease. The decrease in occupancy is attributed to competition in markets primarily in the Southwest and an increase in Homestead's average weekly rates.

   Homestead had 20 properties that were fully operational throughout both 1997 and 1996. All but one of such properties are located in Texas. RevPAR increased 6.1% in 1997 to $188 due to an average weekly rate growth of 8.2%, offset somewhat by a 2.0% decrease in occupancy to 78.7%. The 1997 decline in occupancy was considered the direct result of implementing strategic pricing.

 Stabilized Properties Operations

   RevPAR for the 89 stabilized properties in 1998 increased to $218 from $200 for the 39 stabilized properties in 1997 an increase of 9.0%. These improvements are primarily attributable to a 17.9% increase in average weekly rate offset in part by a decrease in occupancy to 73.6% from 79.5%. The decrease in occupancy is attributable to competition in markets primarily located in the Southwest and an increase in Homestead's average weekly rates.

   RevPAR for the 39 stabilized properties in 1997 increased to $200 from $176 for the 29 stabilized properties in 1996, an increase of 13.9%. These improvements are primarily attributable to a 13.4% increase in average weekly rate (occupancy was essentially unchanged), and operating efficiencies for Homestead's total portfolio.

 Corporate Operating Expenses

   Corporate operating expense increased $7.0 million in 1998 over 1997 and $11.1 million in 1997 over 1996. The increase in 1998 over 1997 is attributed to the continued growth of the company since the first half of 1997 when Homestead was still in the process of developing a corporate infrastructure in support of a rapidly growing entity and includes costs for additional personnel in operations, marketing and finance. The comparisons for 1997 over 1996 are affected by the fact that 1997 corporate expenses reflect a post merger operating basis while 1996 operations consist only of the corporate costs and management fee allocations from PTR to the PTR Subsidiaries through the date of the Mergers. The increase in 1997 relates to the change in corporate structure from external management to internal management and additional corporate costs associated with the continued growth of the company. This change in structure involves costs associated with operating as a public company, recruiting, relocation and personnel expenses and other costs to create a corporate infrastructure, offset in part by capitalizing costs related to information technology, and the acquisition, development or improvement of real estate.

 Depreciation and Amortization

   Depreciation and amortization increased $22.1 million (182.3%) in 1998 over 1997 and $7.7 million (173.0%) in 1997 over 1996. Depreciation of the cost of properties and improvements is provided using the straight-line method over the estimated useful lives of the assets. Depreciation expense (exclusive of amortization) increased approximately $21.3 million (202.0%) in 1998 over 1997 and $6.3 million (147.6%) in 1997 over 1996 due to the increased number of properties operating for each year.

   Amortization expense increased $843,000 (52.8%) in 1998 over 1997 and $1.4 million (760.8%) in 1997 over 1996. Amortization of the trademarks and other intangibles is calculated on a straight-line basis over a period of 20 years. The increase in amortization is due to amortization of increases in the total recorded cost of the Homestead Village trademark and other intangible assets.

 Interest Income

   Interest income of $952,000, $552,000 and $211,000 for 1998, 1997 and 1996,
respectively, resulted from investment of excess cash on hand. Nearly all of the 1996 amount was earned after the Mergers.

 Interest Cost

   Homestead's gross interest cost includes amortization of non-cash financing costs arising from the issuance of the warrants to obtain the commitment for convertible mortgage notes financing and the differential between the conversion price of the mortgage notes and the merger date value of Shares. Exclusive of such amortized amounts Homestead's interest cost (comprised of interest on the mortgages, amortization of premiums and discounts on the mortgages, interest on its lines of credit borrowings, amortization of deferred financing costs paid to obtain the lines of credit and interest on the other debt to an affiliate) increased $15.9 million in 1998 over 1997 and $10.9 million in 1997 over 1996. The increases are due to the increase in investments in operating and under construction properties and the corresponding increases in the notes payable and the lines of credit increases used to finance the increases in investments.

   Homestead's total interest cost, including the amortization of non-cash mortgage financing costs described above, decreased $23.4 million in 1998 over 1997 and increased $61.6 million in 1997 over 1996. The 1998 decrease was due to the greater amortization of the non-cash financing costs associated with the mortgages in 1997 versus 1998. The 1997 increase was predominantly due to amortization of the non-cash financing costs associated with the mortgages.

   Total interest incurred was offset by capitalization of interest resulting in a net interest expense of $23.2 million, $2.2 million and $6.0 million for 1998, 1997 and 1996, respectively. The net interest expense increase of $21.0 million in 1998 over 1997 is the result of increases in total debt and related interest expense, relative to the amount of construction in progress during the year, which results in a proportionate decrease in the amounts of interest capitalized. Homestead's increased development activity in 1997 was the reason for capitalization of nearly all interest cost incurred, resulting in a decrease in net interest expense in 1997 of $3.8 million over 1996. Homestead expects that a decrease in its 1999 development activity will result in a decrease in the amount of capitalizable interest costs which will have a negative impact on Homestead's earnings.

Liquidity and Capital Resources

 Investing and Financing Activities

   During the years ended December 31, 1998, 1997, and 1996, Homestead invested $461.8 million, $388.1 million, and $113.5 million, respectively, in Homestead Village properties and completed development of 49, 40 and 11 properties in each of these years, respectively. Financing of the investments in 1998 was accomplished primarily by a January 1998 rights offering of common stock, proceeds from bank lines of credit, cash flow from operations and the final funding of the convertible mortgage notes commitments. The investments were financed in 1997 and 1996 primarily by exercise of warrants to purchase common stock issued in the Mergers, proceeds of the convertible mortgage note funding commitments, proceeds from the lines of credit (beginning in 1997), and intercompany debt prior to the Mergers in 1996.

   The tightening of capital markets for real estate operating companies and lodging companies in 1998 has had an adverse effect on Homestead's ability to continue its high growth program of acquisition of land sites and construction of Homestead Village properties. In October 1998, Homestead reorganized its development effort and recorded $7.24 million of special charges primarily related to the severance of development personnel and abandonment of certain pursuits of development sites due the limited availability of additional funds for development. Unless Homestead receives additional financing, Homestead anticipates a slower growth rate in 1999 and therefore will have substantially fewer development starts and openings than in prior years.

   While Homestead completed a common stock rights offering in January 1998, it primarily utilized short-term debt and cash flow from operations during the remainder of the year to finance its land acquisition and development program as, due to falling stock market prices for Homestead and its sector, common equity was not seen as a viable capital raising alternative. Homestead's maximization of borrowings under its Working Capital Facilities resulted in $157 million outstanding due April 23, 1999 (subsequently extended to December 31, 2000) and $200 million outstanding on its Bridge Facility due February 23, 1999 (subsequently extended to April 23, 1999) at year end 1998.

   In addition, in third quarter 1998 Homestead extinguished $98 million of convertible mortgage debt due October 2006. This mortgage debt was convertible into approximately 8.5 million Shares. As part of this extinguishment, Homestead incurred an additional $24 million of indebtedness with a resulting mortgage note payable totaling $122 million with a due date of June 1999. Therefore, Homestead's balance sheet at December 31, 1998 was comprised of substantial short-term obligations.

   At year end 1998, Homestead owed $479 million of short-term debt, consisting of $357 million due on its bank lines of credit ($157 million due on the Working Capital Facilities and $200 million due on the Bridge Facility) and $122 million due on a mortgage note. Homestead also had 16 properties in construction at December 31, 1998 with unfunded development commitments of approximately $68 million. Homestead intends to finance the completion of the properties under construction with cash on hand, $21 million borrowed under the Working Capital Facilities in January 1999, $21 million additional capacity available under its Working Capital Facilities upon renewal, any additional capacity available after payments made from the proceeds of the rights offering in excess of $200 million and cash flow from operations.

   Subsequent to year end, Homestead refinanced its short-term debt as follows:

  . On February 23, 1999, Homestead completed a sale and lease-back of 18 of the 26 properties collaterizing the $122 million mortgage note. Hospitality Properties Trust (NYSE: HPT) purchased the properties for $145 million. Proceeds of the sale were used to repay the $122 million debt which was due June 1999. Homestead will continue to operate the properties under a long-term lease through 2015 with options to renew through 2045 and pay minimum rent of approximately $16 million per year which rent may increase based on payment of percentage rents beginning July 2000 based on increases in revenues over a base period. Homestead also posted a security deposit equal to one year's rent. As a result of payment of the $122 million mortgage note, eight properties which were used as collateral for the mortgage note were subsequently pledged as collateral for its Working Capital Facilities, described below, to draw approximately $21 million in additional borrowings under the line.

  . On March 18, 1999, Homestead renewed its Working Capital Facilities with an extension of the maturity date to December 31, 2000.

  . On March 25, 1999, Homestead announced a rights offering for $225 million of common stock, the proceeds of which will be used to first repay the $200 million Bridge Facility and then for purposes allowed under the Working Capital Facilitites. Security Capital will participate in the rights offering. To the extent rights remain available Security Capital has agreed to purchase enough Shares in the rights offering to ensure that the proceeds of the offering are no less than $205 million, based on current market prices and subject to final documentation. To the extent Homestead raises proceeds of up to $200 million in the rights offering from third parties or Security Capital which are used to repay the Bridge Facility, Security Capital's obligation under its subscription agreement for Homestead convertible subordinated debentures will be reduced or terminated.

   In addition to the extension noted above, Homestead's Working Capital Facilities were amended. The line secured by suburban properties has been increased to $170 million total borrowing capacity from $150 million and the sliding interest terms amended to be 2.0% to 3.0% over LIBOR and 1% to 2% over prime or 1.5% to 2.5% over the federal funds rate. Future additional collateral will be limited to suburban properties which are construction complete and stabilized. The line secured by urban properties has been decreased to $30 million total borrowing capacity from $50 million and the interest terms amended to 3.0% over LIBOR and 2.0% over prime or 2.5% over the federal funds rate.

   The renewed and amended Working Capital Facilities require maintenance of the following financial covenants effective with first quarter 1999:

  . limiting total liabilities of no more than 55% of gross asset value, as defined;

  . limiting total indebtedness of no more than 50% of gross asset value, as defined;

  . maintaining various ratios of earnings before interest, taxes, depreciation and amortization, as defined, to interest expense ranging from 1.25 to 1.0 to 1.90 to 1.0;

  . maintaining various ratios of earnings before interest, taxes, depreciation and amortization, as defined, to debt service and preferred stock dividends ranging from 1.0 to 1.0 to 1.25 to 1.0;

  . maintaining various ratios of net property operating income to implied debt service, as defined, ranging from 1.4 to 1.0 to 2.25 to 1.0;

  . maintaining a minimum tangible net worth, as defined, of no less than 85% of the year end 1998 amount, as defined, adjusted for net proceeds of equity offerings; and

  . maintaining positive net sources and uses of funds.

   In addition, under the renewed and amended Working Capital Facilities distributions or dividends on equity are prohibited; total cost, as defined, of projects in development cannot exceed 25% of gross asset value, as defined, in 1999 or 15% in 2000; Homestead's business activities will be limited to development, ownership and operation of extended stay hotels; and no other additional indebtedness other than non-recourse indebtedness may be incurred.

   In addition to properties under construction at December 31, 1998, Homestead also owned 18 development sites and had an additional 16 sites under contractual control. Costs to develop the sites owned are estimated at $354 million. Costs to acquire and develop the sites under contractual control are estimated at $200 million.

   Capital resources in addition to those described above will be needed to fund future developments, land acquisitions, and to repay or refinance existing debt upon its maturity. Homestead may, subject to lender consent, seek additional credit facilities and may seek to issue additional debt or equity securities under its existing shelf registration statement, or otherwise. However, there is no assurance that Homestead will be able to obtain such financing when required or on acceptable terms. If Homestead cannot secure adequate funding or complete other development arrangements then it may have to discontinue the development process on some or all of the land sites owned resulting in expensing of carrying costs, such as interest and property taxes, and expensing of costs of its internal development group, which could materially adversely affect reported earnings. Similarly, if pursuits of some or all of the land sites are abandoned Homestead may incur write-offs of pursuit costs and loss of non-refundable earnest money deposits. If discontinuance of development of land sites is required or pursuits of land sites for acquisition are abandoned due to financing constraints, then Homestead intends to mitigate incurrence of expenses and cash outflows by seeking to sell land sites, sell and assign rights to acquire sites under pursuit, terminate personnel, or take other appropriate actions, all of which may result in additional losses for financial statement purposes.

 Operating Activities

   Net cash flow provided by operating activities increased by $15.0 million (57.9%) for the year ended December 31, 1998 as compared to 1997 and $13.7 million (111.9%) for 1997 as compared to 1996. These increases are due primarily to the growing number of Homestead operating properties as described under "--Results of Operations for the Years ended December 31, 1998, 1997, 1996" as well as improvements in operations.

Impact of Year 2000

   The Year 2000 issue has arisen as many existing computer programs and chip-based embedded technology systems use only the last two digits to refer to a year, and therefore do not properly recognize a year that begins with "20" instead of the familiar "19." If not corrected, many computer applications could fail or create erroneous results. Homestead has adopted a Year 2000 compliance program in an attempt to minimize or prevent the number and seriousness of any disruptions that may occur as a result of the Year 2000 issue. Homestead's compliance program includes an assessment of its hardware and software computer systems ("information technology" systems) and embedded systems ("non-information technology" systems such as lighting, security, fire, card keys, phones, irrigation, elevators, and heating, ventilation, and air conditioning systems), as well as an assessment of the Year 2000 issues relating to third parties with which Homestead has a material relationship or whose systems are material to the operations of Homestead's properties.

   Homestead's computer hardware, operating systems, general accounting, property management systems and principal desktop software applications are Year 2000 compliant as certified by the various vendors. Homestead is currently testing these information technology systems, and expects to complete the testing phase by April 1, 1999. Based on initial testing, management does not anticipate any Year 2000 issues that will materially impact operations or operating results.

   Homestead's property management system database software is non-compliant. However, the property management system software vendor has stated that the property management system does not use the date routines associated with the underlying database software. Validation will be completed by April 1, 1999. If the property management system does not pass the validation tests, an upgrade will be necessary. The cost to complete the upgrade, if it is necessary to upgrade, would approximate $250,000 and it is expected the upgrade would be completed by end of the third quarter 1999.

   Homestead's critical non-information technology systems have been inventoried and are being assessed for Year 2000 compliance by contacting the vendors of the systems. All non-information technology systems are expected to be in compliance by the end of the second quarter 1999.

   Homestead has surveyed its financial institutions and major vendors to determine the extent to which Homestead is vulnerable to third parties' failure to resolve their Year 2000 issues. Homestead will be able to more adequately assess its third party risk when responses are received from the majority of the entities contacted.

   Management believes its planning efforts are adequate to address the Year 2000 issue and that its risks are primarily those that it cannot directly control, including the readiness of its major vendors and financial institutions. Homestead's most reasonably likely worst case scenario is the failure on the part of these entities to become Year 2000 compliant which could result in disruption in the Homestead's cash receipt and disbursement functions, utilities and the failure of reservation systems. There can be no guarantee, however, that the systems of unrelated entities upon which the Homestead's operations rely will be corrected on a timely basis and will not have a material adverse effect on the company.

   Homestead does not have a formal contingency plan or a timetable for implementing one. Contingency plans will be established, if they are deemed necessary, after Homestead has adequately assessed the impact on operations should third parties fail to properly respond to their Year 2000 issues.

   Homestead's historical costs for addressing the Year 2000 issue are not material and management does not anticipate that its future costs associated with the Year 2000 issue will be material. Third-party costs and software upgrades or replacements for Year 2000 issues are not expected to exceed $500,000. Homestead does not separately track the internal costs incurred for Year 2000 compliance issues. Such costs are principally the related payroll costs of its information technology group. Although the cost of recently replacing Homestead's key information technology systems was substantial, the replacements were made to improve operational efficiency and were not accelerated due to the Year 2000 issue. Homestead has not delayed any material projects as a result of the Year 2000 issue. Funds expended to address the Year 2000 issue have been made from operating cash flow.

   There can be no assurances that Year 2000 remediation by Homestead or third parties will be properly and timely completed, and failure to do so could have a material adverse effect on Homestead, its business and its financial condition. Homestead cannot predict the actual effects to it of the Year 2000 problem, which depends on numerous uncertainties such as: (i) whether significant third parties properly and timely address the Year 2000 issue and
(ii) whether broad-based or systemic economic failures may occur. Failures could include disruptions in passenger transportation or transportation systems generally, loss of utility and/or telecommunications services, the loss or disruption of hotel reservations made on centralized reservation systems and errors or failures in financial transactions or payment processing systems such as credit cards. Due to the general uncertainty inherent in the Year 2000 problem and the company's dependence on third parties, Homestead is unable to determine at this time whether the consequences of Year 2000 failures will have a material impact on the company. Homestead's Year 2000 compliance program is expected to significantly reduce the level of uncertainty about the Year 2000 issue and management believes that the possibility of significant interruptions of normal operations should be reduced.

Seasonality and Inflation

   Based upon the operating history of Homestead properties, management believes that occupancy and revenues may be lower than normal during the months of December and January due to the holiday season. Because many of Homestead's expenses do not fluctuate with occupancy, such declines in occupancy and revenues may cause fluctuations or decreases in Homestead's earnings during these periods.

   The rate of inflation as measured by changes in the average consumer price index has not had a material effect on the revenue or operating results of Homestead in 1998. There can be no assurance, however, that inflation will not affect future operating or construction costs.

Environmental Matters

   Homestead is not aware of, nor does it expect, any environmental condition on its properties to have a material adverse effect upon its business, results of operations or financial position.

Dividends

   The Board intends to follow a policy of retaining earnings to finance Homestead's growth and for general corporate purposes and, therefore, does not anticipate paying any cash dividends in the foreseeable future. In addition, Homestead's line of credit arrangements restrict payment of dividends without lender approval.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

   Homestead's exposure to market risk for changes in interest rates relates primarily to its lines of credit facilities and variable rate mortgage note debt. Homestead has no involvement with derivative financial instruments.

   The table below provides information about Homestead's financial instruments that are sensitive to changes in interest rates, including estimated fair values for Homestead's interest rate sensitive liabilities as of December 31, 1998. As the table incorporates only those exposures that exist as of December 31, 1998, it does not consider exposures which could arise after that date. Moreover, because there were no firm commitments to actually sell the obligations at fair value as of December 31, 1998, the information presented has limited predictive value. As a result, Homestead's ultimate realized gain or loss with respect to interest rate fluctuations will depend on the exposures that arise during a future period and prevailing interest rates. Dollar amounts in the following table are in thousands.

                                    Expected Maturity/Principal Repayment
                          Nominal               December 31,
                          Interest ---------------------------------------  Total     Fair
                            Rate     1999   2000 2001 2002 2003 Thereafter Balance  Value(3)
                          -------- -------- ---- ---- ---- ---- ---------- -------- --------
Interest-Sensitive
 Liabilities:
 Lines of Credit
  Facilities--variable
  rates (1).............    7.30%  $357,080 $--  $--  $--  $--   $    --   $357,080 $357,080
 Convertible Mortgage
  Notes--fixed rate.....    9.00%  $    --  $--  $--  $--  $--   $221,334  $221,334 $218,363
 Mortgage Note Payable--
  variable rate (2).....   7.875%  $122,028 $--  $--  $--  $--   $    --   $122,028 $122,028
 Other Long-Term
  Obligation--fixed
  rate..................    9.74%  $     12 $ 13 $ 14 $ 16 $ 17  $  8,003  $  8,075 $  8,064

--------
(1) On March 18, 1999, Homestead obtained an extension and amendment of its Working Capital Facilities ($157,080 outstanding in the above amounts) to a December 31, 2000 due date. The Working Capital Facilities interest terms were amended resulting in the borrowings under the lines, based on the present borrowings to collateral leverage ratio, bearing interest at 3% over LIBOR.
  The $200 million of borrowings outstanding under the Bridge Facility presently bear interest at 1.25% over LIBOR. On March 25, 1999 Homestead announced a rights offering of common stock, the proceeds of which will be used to repay the Bridge Facility and reduce the amounts outstanding under the Working Capital Facilities.
(2) The $122 million mortgage note scheduled to mature June 1999 was repaid with the proceeds of a sale lease-back transaction on February 23, 1999. The note bore interest at LIBOR plus 2.25% at December 31, 1998.
(3) The estimated fair value of obligations extending beyond a one-year maturity as of December 31, 1998 were calculated by discounting the stream of cash payments of each obligation using a rate which, in management's judgement, represents an interest rate obtainable by Homestead as of December 31, 1998 on a similar instrument.

Item 8. Financial Statements and Supplementary Data

   Homestead's Balance Sheet as of December 31, 1998 and 1997, and its Statements of Operations, Shareholders' Equity and Cash Flows for the years then ended, together with the report of Arthur Andersen LLP, independent auditors, are included under Item 14 of this report and are incorporated herein by reference. Homestead's Statements of Operations, Shareholders' Equity and Cash Flows for the year ended December 31, 1996, together with the report of Ernst & Young LLP, independent auditors, are included under Item 14 of this report and are incorporated herein by reference. Selected quarterly financial data is presented in Note 9 of Notes to Financial Statements.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure Matters
   None.

                                   PART III

Item 10. Directors and Executive Officers of the Registrant

   For information regarding the executive officers of Homestead, see "Item 1. Business--Directors and Officers of Homestead." The information regarding the directors of Homestead is incorporated herein by reference to the description under the captions "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" in Homestead's definitive proxy statement for its 1999 annual meeting of shareholders (the "1999 Proxy Statement").

Item 11. Executive Compensation

   Incorporated herein by reference to the description under the captions "Director Compensation" and "Executive Compensation" in the 1999 Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management

   Incorporated herein by reference to the description under the caption "Principal Shareholders" in the 1999 Proxy Statement.

Item 13. Certain Relationships and Related Transactions

   Incorporated herein by reference to the description under the caption "Certain Relationships and Transactions" in the 1999 Proxy Statement.

                                    PART IV

Item 14. Exhibits, Financial Statement Schedules and Reports on Form 8-K

   The following documents are filed as a part of this report:

     (a) Financial Statements and Schedules:

       1. Financial Statements:

         See Index to Financial Statements on page 44 of this report

     All other schedules have been omitted since the required information is presented in the financial statements and the related notes or is not applicable.

       3. Exhibits:

         See Index to Exhibits, which is incorporated herein by reference.

     (b) Reports on Form 8-K: The following reports on Form 8-K were filed during the last quarter of the period covered by this report

         None filed in last quarter of period covered by this report.

     (c) Exhibits:

       The Exhibits required by Item 601 of Regulation S-K are listed in the Index to Exhibits, which is incorporated herein by reference.

                         INDEX TO FINANCIAL STATEMENTS

Reports of Independent Public Accountants..................................  45

Balance Sheets as of December 31, 1998 and 1997............................  47

Statements of Operations for the Years Ended December 31, 1998, 1997 and
 1996......................................................................  48

Statements of Shareholders' Equity for the Years Ended December 31, 1998,
 1997 and 1996.............................................................  49

Statements of Cash Flows for the Years Ended December 31, 1998, 1997 and
 1996......................................................................  50

Notes to Financial Statements..............................................  51

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Homestead Village Incorporated

   We have audited the accompanying consolidated balance sheets of Homestead Village Incorporated and subsidiaries, a Maryland corporation, as of December 31, 1998 and 1997, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the two years in the period ended December 31, 1998. These financial statements are the responsibility of Homestead Village Incorporated's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Homestead Village Incorporated and subsidiaries as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Atlanta, Georgia
February 4, 1999

                        REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
Homestead Village Incorporated

   We have audited the accompanying statements of operations, shareholders' equity and cash flows of Homestead Village Incorporated for the year ended December 31, 1996. The financial statements are the responsibility of Homestead Village Incorporated's management. Our responsibility is to express an opinion on the financial statements based on our audit.

   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Homestead Village Incorporated for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          Ernst & Young LLP

Dallas, Texas
February 24, 1997

                         HOMESTEAD VILLAGE INCORPORATED

                                 BALANCE SHEETS
                    (In thousands, except per share amount)

                                                             December 31,
                                                          --------------------
                         ASSETS                              1998       1997
                         ------                           ----------  --------
Current assets:
  Cash and cash equivalents (including restricted cash of
   $167 in 1998 and $657 in 1997)........................ $   12,144  $  2,974
  Accounts receivable, net of allowance of $269 in 1998
   and $81 in 1997.......................................      5,910     1,970
  Funds held in escrow...................................      1,701       --
  Other current assets...................................      1,132       732
                                                          ----------  --------
    Total current assets.................................     20,887     5,676
                                                          ----------  --------
Property and equipment...................................  1,186,652   733,321
 Less accumulated depreciation...........................    (48,783)  (17,824)
                                                          ----------  --------
Net investment in property and equipment.................  1,137,869   715,497
                                                          ----------  --------
Deposits and pursuit costs, including $3,399 of funds
 with title companies for property acquisitions in 1998
 and $7,697 in 1997......................................      7,830    12,901
Deferred loan costs, net of accumulated amortization of
 $34,002 in 1998 and $43,297 in 1997.....................      1,063       632
Trademark and intangibles, net of accumulated
 amortization of $4,190 in 1998 and $1,768 in 1997.......     44,279    44,447
Other assets.............................................      6,463     4,796
                                                          ----------  --------
    Total assets......................................... $1,218,391  $783,949
                                                          ==========  ========
          LIABILITIES AND SHAREHOLDERS' EQUITY
          ------------------------------------
Current Liabilities:
  Lines of credit........................................ $  357,080  $ 96,808
  Mortgage note payable..................................    122,028       --
  Development costs payable, including retainage of
   $16,558 in 1998 and $21,966 in 1997...................     24,330    34,079
  Accounts payable and other accrued expenses............     19,632     8,882
  Due to affiliate.......................................        335       133
  Accrued interest payable to affiliates.................      1,882     2,540
  Accrued real estate taxes..............................      5,681     2,900
                                                          ----------  --------
    Total current liabilities............................    530,968   145,342
Convertible mortgage notes payable to affiliates.........    221,334   301,606
Other long term liabilities..............................      8,064     8,070
                                                          ----------  --------
    Total liabilities....................................    760,366   455,018
                                                          ----------  --------
Commitments and contingencies (Note 12)
Shareholders' equity:
  Common stock, $.01 par value, 249,823 shares
   authorized, 38,255 shares issued and outstanding in
   1998 and 27,805 shares issued and outstanding in 1997.        383       278
  Preferred stock, 177 shares authorized, none issued....        --        --
  Additional paid-in capital.............................    474,337   318,667
  (Accumulated deficit) retained earnings................    (16,135)   13,098
  Less shares in escrow..................................        --     (2,253)
  Less deferred compensation.............................       (560)     (859)
                                                          ----------  --------
    Total shareholders' equity...........................    458,025   328,931
                                                          ----------  --------
    Total liabilities and shareholders' equity........... $1,218,391  $783,949
                                                          ==========  ========

    The accompanying notes are an integral part of the financial statements.

                         HOMESTEAD VILLAGE INCORPORATED

                            STATEMENTS OF OPERATIONS
                    (In thousands, except per share amounts)

                                                     Year Ended December 31,
                                                     --------------------------
                                                       1998     1997     1996
                                                     --------  -------  -------
Revenues:
  Room revenue.....................................  $139,681  $58,397  $33,071
  Other revenue....................................     5,771    1,469      492
                                                     --------  -------  -------
    Total..........................................   145,452   59,866   33,563
                                                     --------  -------  -------
Operating expenses:
  Property operating expenses......................    63,339   25,089   16,166
  Corporate operating expenses.....................    22,280   15,238    4,112
  Special charges (Note 3).........................     7,240      --       --
  Depreciation and amortization....................    34,244   12,130    4,443
                                                     --------  -------  -------
    Total operating expenses.......................   127,103   52,457   24,721
                                                     --------  -------  -------
Operating income...................................    18,349    7,409    8,842
Interest income....................................       952      552      211
Interest expense, net of capitalized interest......   (23,190)  (2,190)  (5,971)
                                                     --------  -------  -------
Earnings (loss) before income taxes and
 extraordinary item................................    (3,889)   5,771    3,082
Provision for income taxes.........................       --       --       --
                                                     --------  -------  -------
Earnings (loss) before extraordinary item..........    (3,889)   5,771    3,082
Extraordinary item--loss on early extinguishment of
 debt..............................................   (25,344)     --       --
                                                     --------  -------  -------
Net earnings (loss)................................  $(29,233) $ 5,771  $ 3,082
                                                     ========  =======  =======
Basic weighted average shares outstanding..........    37,639   23,578
                                                     ========  =======
Diluted weighted average shares outstanding........    37,639   43,502
                                                     ========  =======
Net earnings (loss) per share:
  Basic earnings (loss) before extraordinary item..  $  (0.11) $  0.24
  Extraordinary item-loss on early extinguishment
   of debt.........................................     (0.67)     --
                                                     --------  -------
  Basic earnings (loss) per share..................  $  (0.78) $  0.24
                                                     ========  =======
  Diluted earnings (loss) before extraordinary
   item............................................  $  (0.11) $  0.18
  Extraordinary item-loss on early extinguishment
   of debt.........................................     (0.67)     --
                                                     --------  -------
  Diluted earnings (loss) per share................  $  (0.78) $  0.18
                                                     ========  =======
Pro forma net earnings per share (Note 1):
  Pro forma weighted average shares outstanding....                      11,392
                                                                        =======
  Pro forma earnings per common share..............                     $  0.27
                                                                        =======

    The accompanying notes are an integral part of the financial statements.

                         HOMESTEAD VILLAGE INCORPORATED

                       STATEMENTS OF SHAREHOLDERS' EQUITY
                  Years Ended December 31, 1998, 1997 and 1996
                       (In thousands, except shares data)

                            Common Stock                 Retained
                          ----------------- Additional   Earnings   Shares
                            Number     Par   Paid-in   (Accumulated   in       Deferred    Total
                          of Shares   Value  Capital     Deficit)   Escrow   Compensation  Equity
                          ----------  ----- ---------- ------------ -------  ------------ --------
Balances at December 31,
 1995...................         --   $--    $ 18,726    $  4,245   $   --      $  --     $ 22,971
 Capital distributions,
  net...................         --    --      (1,201)        --        --         --       (1,201)
 Sale of common stock...       1,000   --           1         --        --                       1
 Sale of restricted
  common stock to
  officers, less notes
  receivable from
  officers..............     185,170     2      1,350         --        --         --        1,352
 Deferred compensation
  for issuance of
  options and sale of
  restricted stock......         --    --       1,511         --        --      (1,511)        --
 Amortization of
  deferred compensation.         --    --         --          --        --         115         115
 Common shares issued
  for mergers, net of
  expenses..............  17,748,735   177    101,468         --    (26,477)       --       75,168
 Conversion of mortgage
  notes and interest
  payable...............         --    --      16,917         --        --         --       16,917
 Conversion of other
  debt to affiliate.....         --    --      35,660         --        --         --       35,660
 Issuance of warrants...         --    --      23,100         --        --         --       23,100
 Equity associated with
  assumption and
  issuance of
  convertible mortgage
  notes.................         --    --       7,934         --        --         --        7,934
 Issuance of common
  stock for exercise of
  warrants..............   1,754,225    18     17,524         --        --         --       17,542
 Recognition of deferred
  tax asset.............         --    --       1,362         --        --         --        1,362
 Net earnings...........         --    --         --        3,082       --         --        3,082
                          ----------  ----   --------    --------   -------     ------    --------
Balances at December 31,
 1996...................  19,689,130   197    224,352       7,327   (26,477)    (1,396)    204,003
 Repurchase of
  restricted common
  stock.................     (12,600)  --        (126)        --        --         --         (126)
 Amortization of
  deferred compensation.         --    --         --          --        --         459         459
 Deferred compensation
  adjustment for
  forfeitures...........         --    --         (78)        --        --          78         --
 Release of shares from
  escrow................         --    --         --          --     24,224        --       24,224
 Other issuance of
  common stock..........         750   --          14         --        --         --           14
 Issuance of common
  stock for exercise of
  warrants..............   8,127,626    81     81,195         --        --         --       81,276
 Financing costs for
  issuance of
  convertible mortgage
  notes.................         --    --      13,310         --        --         --       13,310
 Net earnings...........         --    --         --        5,771       --         --        5,771
                          ----------  ----   --------    --------   -------     ------    --------
Balances at December 31,
 1997...................  27,804,906   278    318,667      13,098    (2,253)      (859)    328,931
 Sale of common stock--
  rights offering.......  10,426,840   104    154,137         --        --         --      154,241
 Sale of restricted
  stock to officer......      31,250     1        499         --        --        (500)        --
 Repurchase of
  restricted common
  stock.................      (8,450)  --         (85)        --        --         --          (85)
 Amortization of
  deferred compensation.         --    --         --          --        --         667         667
 Deferred compensation
  adjustment for
  forfeitures...........         --    --        (132)        --        --         132         --
 Release of shares from
  escrow................         --    --         --          --      2,253        --        2,253
 Financing costs for
  issuance of
  convertible mortgage
  notes.................         --    --       1,251         --        --         --        1,251
 Net loss...............         --    --         --      (29,233)      --         --      (29,233)
                          ----------  ----   --------    --------   -------     ------    --------
Balances at December 31,
 1998...................  38,254,546  $383   $474,337    $(16,135)  $   --      $ (560)   $458,025
                          ==========  ====   ========    ========   =======     ======    ========

    The accompanying notes are an integral part of the financial statements.

                         HOMESTEAD VILLAGE INCORPORATED

                            STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                  Year Ended December 31,
                                                ------------------------------
                                                  1998      1997       1996
                                                --------  ---------  ---------
Operating activities:
 Net earnings (loss)........................... $(29,233) $   5,771  $   3,082
 Adjustments to reconcile net earnings (loss)
  to net cash provided by operating
  activities:
   Extraordinary item - loss on early
    extinguishment of debt.....................   25,344        --         --
   Depreciation and amortization...............   34,244     12,130      4,443
   Deferred compensation.......................      667        459        115
   Amortization of prepaid rent................      --         250         50
   Amortization of deferred loan costs.........    3,685        632      1,720
 Change in assets and liabilities, excluding
  the effects of mergers accounted for by the
  purchase method in 1996:
   Increase in accounts receivable, net of
    change in allowance........................   (3,940)    (1,160)      (357)
   Increase in funds held in escrow............   (1,701)       --         --
   Increase in other current assets............     (400)      (246)      (104)
   Increase in accounts payable and other
    accrued expenses...........................   10,750      5,701      1,212
   Increase in accrued real estate taxes.......    2,781        835      1,010
   Increase (decrease) in accrued interest on
    convertible mortgage notes.................     (658)     1,687        853
   Increase (decrease) in due to affiliate.....      202        (83)       216
   Other.......................................      --         --          21
                                                --------  ---------  ---------
     Net cash provided by operating activities.   41,741     25,976     12,261
                                                --------  ---------  ---------
Investing activities:
 Investment in properties, excluding
  development costs payable.................... (461,831)  (388,103)  (113,461)
 Decrease (increase) in deposits and pursuit
  costs........................................    5,071     (7,366)      (791)
 Capital distribution, net.....................      --         --      (1,201)
 Increase in other assets......................   (2,532)    (3,252)       --
                                                --------  ---------  ---------
     Net cash used in investing activities..... (459,292)  (398,721)  (115,453)
                                                --------  ---------  ---------
Financing activities:
 Proceeds from lines of credit.................  390,272     96,808        --
 Payments on lines of credit................... (130,000)       --         --
 Deferred loan costs for lines of credit.......   (3,370)    (1,404)       --
 Proceeds from convertible mortgage notes
  payable......................................   17,013    191,750     25,242
 Payment of convertible mortgage notes
  payable......................................  (98,028)       --         --
 Payment to extinguish debt....................  (25,344)       --         --
 Proceeds from mortgage note payable...........  122,028        --         --
 Proceeds from sale of shares, net of
  expenses.....................................  154,241        --       1,353
 Repurchase of restricted common stock.........      (85)      (126)       --
 Exercise of warrants for common stock.........      --      81,276     17,524
 Payments on other long-term liabilities.......       (6)       --         --
 Proceeds from note payable to affiliate.......      --         --       6,118
 Payment of notes payable to affiliate.........      --         --      (6,492)
 Proceeds from merger..........................      --         --      16,564
 Proceeds from other debt to affiliate.........      --         --      48,402
                                                --------  ---------  ---------
     Net cash provided by financing activities.  426,721    368,304    108,711
                                                --------  ---------  ---------
Net increase (decrease) in cash and cash
 equivalents...................................    9,170     (4,441)     5,519
Cash and cash equivalents, beginning of year...    2,974      7,415      1,896
                                                --------  ---------  ---------
Cash and cash equivalents, end of year......... $ 12,144  $   2,974  $   7,415
                                                ========  =========  =========
Noncash investing and financing transactions:
 Loan costs resulting from issuance of
  warrants and convertible mortgage debt....... $  1,251  $  13,310  $  30,734
                                                ========  =========  =========
 Increase in property and equipment, and
  increase (decrease) in development cost
  payable...................................... $ (9,750) $  22,752  $   4,347
                                                ========  =========  =========
 Increase in property and equipment, and other
  long term liabilities........................ $    --   $   8,070  $     --
                                                ========  =========  =========
 Increase in trademark and intangibles arising
  from release of shares in escrow............. $  2,253  $  24,224  $     --
                                                ========  =========  =========
 Increase in property and equipment from
  capitalization of loan costs................. $  1,249  $  51,703  $   1,850
                                                ========  =========  =========
 Increase in net assets acquired by issuance
  of common stock in merger.................... $    --   $     --   $  58,920
                                                ========  =========  =========
 Conversion of other debt to affiliate to
  equity....................................... $    --   $     --   $  35,660
                                                ========  =========  =========
 Conversion of other debt to affiliate to
  convertible mortgage notes payable........... $    --   $     --   $  92,789
                                                ========  =========  =========
 Conversion of convertible mortgage debt to
  equity....................................... $    --   $     --   $  16,917
                                                ========  =========  =========
 Deferred tax assets arising through equity.... $    --   $     --   $   1,362
                                                ========  =========  =========

    The accompanying notes are an integral part of the financial statements.

                        HOMESTEAD VILLAGE INCORPORATED

                         NOTES TO FINANCIAL STATEMENTS

                               December 31, 1998

Note 1--Description of Business and Summary of Significant Accounting Policies

 Business and Organization

   Homestead Village Incorporated, a Maryland corporation formed January 26, 1996 ("Homestead"), operates moderately priced, extended stay lodging properties under the Homestead Village trademark in selected target markets in the United States. Homestead's extended stay lodging rooms are designed to appeal primarily to the corporate business traveler. Homestead and its predecessor entities, which have purpose-built all Homestead Village properties, have targeted infill locations proximate to major business centers and convenient to services desired by its customers. As of December 31, 1998, Homestead had developed 120 properties in 37 cities representing a total of 16,180 rooms and had an additional 16 properties under construction totaling 2,040 rooms within eight of these cities as well as one additional city.

   Security Capital Group Incorporated ("Security Capital") owns 69.8% of Homestead's outstanding common stock as of December 31, 1998. Homestead has received significant financing from Security Capital through Security Capital's exercise of Homestead warrants from the date of the Mergers (described below) through October 1997 (the expiration date of the warrants), Security Capital's participation in the January 1998 common stock rights offering, and the use of a subscription receivable from Security Capital as collateral for a $200 million line of credit facility. Additionally, two investees of Security Capital have provided significant financing to Homestead through funding of convertible mortgage notes payable since the date of the Mergers through second quarter 1998. Security Capital also provides certain services to Homestead under an agreement for administrative services as described in Note 7.

 1996 Mergers

   On October 17, 1996 Homestead acquired, through a series of merger transactions (the "Mergers"), the Homestead Village trademark and operating systems necessary to develop and operate the properties from Security Capital and extended stay lodging assets operating or to be operated under the Homestead Village trademark from two investees of Security Capital, Security Capital Pacific Trust ("PTR") and Security Capital Atlantic Incorporated ("ATLANTIC"). The acquisition of the trademark, operating system and properties was through the merger of various wholly-owned subsidiaries of Security Capital, PTR and ATLANTIC in exchange for common stock of Homestead.

   The acquisition of the Security Capital subsidiaries was accounted for as a purchase and, accordingly, the results of the Security Capital subsidiaries have been included in Homestead's results only for periods subsequent to October 17, 1996.

   The merger of the net assets of PTR's Homestead Village Group subsidiaries (the "PTR Subsidiaries") consisting of 54 properties (or the rights to acquire such properties), was accounted for as a combination of entities under common control in a manner similar to a "pooling of interests." Accordingly, the historical results of operations for the PTR Subsidiaries were combined with Homestead for all of 1996 and prior years, with historical financial position and results of operations prior to 1996 consisting solely of that of the PTR Subsidiaries. Homestead's activities from its formation in January 1996 until the closing date of the Mergers were not significant.

   The acquisition of the ATLANTIC subsidiaries, consisting of 26 properties (or the rights to acquire such properties), was accounted for as a purchase and, accordingly, the results of the ATLANTIC subsidiaries have been included in Homestead's results only for periods subsequent to October 17, 1996.

                        HOMESTEAD VILLAGE INCORPORATED

   PTR and ATLANTIC agreed to provide convertible mortgage funding commitments (see Note 4) and Security Capital provided interim financing to Homestead prior to the Mergers and the lease of office space for one year subsequent to the Mergers, all in exchange for warrants to purchase Homestead common stock (see Note 5).

   Unaudited pro forma results of operations of Homestead, assuming the purchase acquisitions of the ATLANTIC and Security Capital subsidiaries had occurred as of the beginning of 1996, would have resulted in total revenues for 1996 of $33,987,000 and a net loss of $472,000. Such unaudited pro forma results give effect to certain adjustments, including development overhead costs, additional costs of operating as a public company (such as additional salaries and benefits, legal, accounting and other professional fees), trademark amortization, interest expense and amortization of deferred financing costs.

   The unaudited pro forma results of operations are not necessarily indicative of what the actual results of operations would have been had the 1996 acquisitions occurred on January 1, 1996, nor do they purport to present the results of operations of future periods.

 Principles of Financial Presentation

   The accompanying financial statements include the accounts of Homestead and its wholly-owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

   The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

 Cash and Cash Equivalents

   Homestead considers all cash on hand, demand deposits with financial institutions and short-term, highly liquid investments with original maturities of three months or less to be cash equivalents.

 New Accounting Rules

   In April 1998 Statement of Position 98-5 "Reporting on the Costs of Start-Up Activities" ("SOP 98-5") was issued which requires that costs associated with organizational, pre-opening, and start-up activities be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998. Through the end of 1998, Homestead capitalized costs associated with pre-opening and start-up activities and amortized such costs over a two-year period. Homestead has adopted SOP 98-5 beginning with its 1999 fiscal year and will write off unamortized organizational, pre-opening and startup costs approximating $14 million as a cumulative effect of adoption of an accounting standard in first quarter 1999. No financial statement amounts will be restated on adoption of the new standard.

   In June 1997, Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" was issued, establishing standards for the reporting of comprehensive income and its components. The new rules, which are effective for fiscal years beginning after December 31, 1997, do not change the reporting of items included within net earnings such as income from continuing operations, extraordinary items and cumulative effects of changes in accounting principle. Other comprehensive income items are required to be reported in the statement of shareholders' equity and include foreign currency items, minimum pension liability adjustments,

                        HOMESTEAD VILLAGE INCORPORATED
and unrealized gains and losses on certain investments in debt and equity securities. Homestead had no other comprehensive income items to be reported in the accompanying statements of shareholders' equity.

   In June 1998, Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" was issued, establishing standards for the accounting and reporting for derivative instruments. The new rules, which become effective January 1, 2000, are not expected to have a material impact on Homestead's financial position or results of operations. Homestead has not entered into any derivative financial instrument transactions.

 Property and Equipment and Depreciation

   Property and equipment are stated at cost. Incremental costs directly related to the acquisition, development or improvement of real estate, including interest and salaries and related costs for site acquisition and supervision of construction, are capitalized. Maintenance and repairs are charged to operations as incurred; major renewals and improvements are capitalized. Costs incurred in connection with the pursuit of successful site acquisitions are capitalized, while costs associated with unsuccessful site acquisitions are expensed at the time the pursuit is abandoned.

   Depreciation is computed by the straight-line method principally over the following estimated useful lives:

      Buildings and improvements.................................... 20-40 years
      Furniture, fixtures and equipment.............................  3-10 years

   Pre-opening and start-up costs incurred related to the opening of new properties through December 31, 1998 were capitalized and have been amortized by the straight-line method over two years.

 Long-Lived Assets and Long-Lived Assets To Be Disposed Of

   Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of ("SFAS 121"), requires that long-lived assets to be held and used by an entity be reviewed for impairment whenever the carrying amount of an asset may not be recoverable. SFAS 121 also requires that certain long-lived assets to be disposed of be reported at the lower of carrying amount or fair value less cost to sell. Homestead reviews its long-lived assets for impairment on a quarterly basis. Based on the provisions of SFAS 121, Homestead determined that no impairment provision of the carrying cost of its properties or other long-lived assets is necessary at December 31, 1998.

 Trademarks and Intangibles

   In the Mergers, Homestead acquired the Homestead Village trademark and certain operating systems for the development and operation of Homestead Village properties from Security Capital. These intangible assets were valued at $48.5 million. Homestead's issuance of shares for the acquisition of the Security Capital subsidiaries in the Mergers were issued in part directly to Security Capital and in part to an escrow agent in proportion to the actual funding commitments fulfilled by PTR and ATLANTIC. The amount initially recorded as an asset by Homestead of $22 million represented the pro rata portion of the actual funding provided by PTR and ATLANTIC as of the date of the Mergers to the total expected funding to be provided under their funding commitment agreements. As shares were released from escrow in proportion to additional fundings received, additional intangible assets have been recorded. All remaining escrowed shares were released in 1998. Homestead is amortizing the intangible assets on the straight-line basis over a period of 20 years.

                        HOMESTEAD VILLAGE INCORPORATED

 Deferred Costs

   Homestead has incurred certain costs in obtaining its lines of credit. The deferred financing costs related to the lines of credit have been deferred and are being amortized over the terms of the respective lines of credit. Deferred financing costs recorded in conjunction with the issuance of the warrants in the Mergers and fundings under the convertible mortgage funding commitments have been fully amortized.

 Interest

   The following summarizes Homestead's interest expense (in thousands):

                                                    Year Ended December 31,
                                                    --------------------------
                                                     1998      1997     1996
                                                    -------  --------  -------
      Lines of credit facilities................... $16,929  $  2,137  $   --
      Convertible mortgage notes...................  26,293    69,791    8,747
      Mortgage note payable........................   4,394       --       --
      Convertible debentures.......................     157       --       --
      Due to affiliate.............................     --        --     1,589
      Other........................................     732         9      --
                                                    -------  --------  -------
        Total interest cost........................  48,505    71,937   10,336
      Capitalized interest......................... (25,315)  (69,747)  (4,365)
                                                    -------  --------  -------
        Net interest expense....................... $23,190  $  2,190  $ 5,971
                                                    =======  ========  =======
      Amortization of deferred financing costs
       included in interest cost................... $ 2,994  $ 50,923  $   261
                                                    =======  ========  =======

   During 1998, 1997 and 1996, the total interest paid in cash was $41,873,000, $18,134,000 and $5,721,000, respectively.

 Income Taxes

   Income taxes for Homestead are determined using the liability method in which deferred income taxes are provided for temporary differences between the carrying amounts of assets and liabilities used for financial reporting purposes and income tax reporting purposes calculated using the income tax rates, under existing legislation, expected to be in effect at the date such temporary differences are expected to reverse.

 Revenue Recognition

   Room revenue and other income are recognized when earned, utilizing the accrual method of accounting. A provision for possible bad debts is made when collection of receivables is considered doubtful.

 Per Share Data

   Basic earnings per share is calculated by dividing net earnings available to common shareholders by weighted average common shares outstanding. Diluted earnings per share is calculated by dividing adjusted earnings available to common shareholders, assuming dilution, by adjusted weighted average common shares outstanding. Adjusted earnings available for common shareholders adds back all net interest expense from convertible debt. Adjusted weighted average shares outstanding includes the dilutive effect of options and warrants using the treasury stock method and the dilutive effect of convertible debt.

                        HOMESTEAD VILLAGE INCORPORATED

   A reconciliation of the numerators and denominators used to calculate basic and diluted earnings (loss) per share follows (in thousands, except per share amounts):

                                                               1998     1997
                                                              -------  -------
      Net earnings (loss) attributable to common shares
       before extraordinary item............................. $(3,889) $ 5,771
      Net convertible mortgage interest......................     --     1,922
                                                              -------  -------
      Adjusted earnings (loss) before extraordinary item..... $(3,889) $ 7,693
                                                              =======  =======
      Weighted average shares outstanding--basic.............  37,639   23,578
      Incremental options and warrants.......................     --     2,000
      Conversion of convertible mortgage notes...............     --    17,924
                                                              -------  -------
      Adjusted weighted average shares outstanding--diluted..  37,639   43,502
                                                              =======  =======
      Net earnings (loss) per share before extraordinary
       item:
        Basic................................................ $ (0.11) $  0.24
                                                              =======  =======
        Diluted.............................................. $ (0.11) $  0.18
                                                              =======  =======

   For the year ended December 31, 1998 convertible debt is not assumed to be converted and exercise of options is not assumed as the effects are anti-dilutive in a period of loss.

   Historical earnings per share data is not presented for the year ended December 31, 1996. Prior to the Mergers on October 17, 1996 the operating assets of Homestead were owned by subsidiaries of PTR and ATLANTIC and were managed under contract by subsidiaries of Security Capital. The outstanding shares and equity interests of these entities differed substantially from the common shares, warrants and convertible mortgages outstanding after the mergers. Therefore, management does not believe historical earnings per share is meaningful. Pro forma earnings per share for 1996, restated for the adoption of SFAS 128, has been calculated by dividing net earnings by pro forma weighted average shares outstanding assuming shares issued to PTR were outstanding since the beginning of the year and shares issued to Security Capital and ATLANTIC were outstanding since the merger date.

Note 2--Property and Equipment

   Property and equipment consist of the following (in thousands):

                                                               December 31,
                                                            -------------------
                                                               1998      1997
      Completed properties:                                 ---------- --------
        Land..............................................  $  191,694 $100,118
        Buildings and improvements........................     645,235  329,045
        Furniture, fixtures and equipment.................     108,446   49,773
                                                            ---------- --------
                                                               945,375  478,936
      Properties under construction.......................     110,891  213,283
      Properties in planning and owned....................     126,054   32,984
      Land held for future development....................         --     1,463
      Land held for sale..................................       4,332    6,655
                                                            ---------- --------
        Total.............................................  $1,186,652 $733,321
                                                            ========== ========

                        HOMESTEAD VILLAGE INCORPORATED

Note 3--Special Charges

   In fourth quarter 1998, in light of the difficult environment in capital markets for real estate operating companies and lodging companies and the resulting limited availability of new financing for additional commitments for developments, Homestead reorganized its internal development department and terminated approximately 40 full-time persons. In conjunction with the severance of development personnel and changed expectations to pursue development of certain sites under contract for acquisition, Homestead recorded a special charge primarily for severance of personnel and abandonment of pursuits totaling $7.24 million. As a result of these expenses, Homestead sought, and received, an amendment of its bank lines of credit covenants for fourth quarter 1998.

   Through December 31, 1998 approximately $1.6 million of severance costs have been paid and charged against the liability and $5.4 million of abandoned pursuit costs have been expensed. The remaining liability is for payment of remaining severance obligations. No other adjustments have been made to the accrued liability.

Note 4--Debt

 Lines of Credit

   At December 31, 1998 Homestead had a bank revolving line of credit facility which provided for total borrowing capacity of $150 million, subject to collateral requirements. Borrowings outstanding at December 31, 1998 totaled $128.1 million secured by 65 properties located in suburban metropolitan areas with historical cost of $475.2 million. Borrowings bear interest at the Eurodollar rate (5.63% at December 31, 1998) plus 1.5% to 2.5% per annum, depending upon the percentage leverage of borrowings outstanding to the amount of qualifying collateral. Alternatively, borrowings bear interest at a base rate defined as the higher of prime rate (7.75% at December 31, 1998) plus a margin of 0.5% to 1.5% or the federal funds rate plus a margin of 1% to 2%, with the margin dependent on the percentage leverage of borrowings outstanding to the amount of qualifying collateral. Average unfunded balances bear a commitment fee of 0.375% per annum.

   At December 31, 1998 Homestead also had a separate $50 million bank revolving line of credit facility of which $29 million was outstanding based upon collateral limitations. The line is secured by 5 land sites with historical cost of $82.0 intended for development of Homestead Villages in urban central business districts of major cities. Borrowings bear interest at the Eurodollar rate plus 2.75% per annum or, alternatively, at a base rate defined as the higher of prime rate plus 1.75% or the federal funds rate plus 2.25%. Average unfunded balances bear a commitment fee of 0.5% per annum.

   The two lines above (together the "Working Capital Facilities") had due dates of April 23, 1999, but subsequent to year end were extended, see Note 13.

   On June 15, 1998 Homestead established an additional $200 million bank line of credit facility (the "Bridge Facility") which bears interest at the Eurodollar rate plus 1.25% or at a base rate of prime plus 0.25%. The average unfunded balance bears a commitment fee of 0.25% per annum. Borrowings outstanding at December 31, 1998 totaled $200 million. Homestead obtained a subscription agreement from Security Capital for $200 million of Homestead subordinated debentures to secure this obligation. The line, as amended, is due April 23, 1999. If the subscription is called by Homestead or Homestead receives proceeds from any offering of securities, the proceeds must be used to first repay the Bridge Facility and Working Capital Facilities and second to fund projects under development which secure the Working Capital Facilities. The debentures would bear interest at a rate of 0.25% over the rate Homestead incurs under the $50 million Working Capital Facility. Homestead may repurchase the debentures with the proceeds of an equity offering within 90 days of issuance of the debentures. On the 90th day following the issuance of the debentures the debentures convert to Homestead common stock, on a per share basis, at the lowest of (i) $13.931, (ii) the fair market value, based upon a trailing 20-day average, on the date any debentures are issued, and (iii) the fair market value, based upon a trailing 20-day average, on

                        HOMESTEAD VILLAGE INCORPORATED
the date the debentures are automatically converted into shares of common stock. The subscription agreement expires the earlier of June 30, 1999 or two weeks after termination of the $200 million credit agreement. The subscription obligation will be reduced or terminated to the extent Homestead issues equity securities to any third party, or to Security Capital pursuant to a separate offering and the proceeds are used to repay the $200 million Bridge Facility and any remaining proceeds are used to fund projects under development which secure the Working Capital Facilities. In conjunction with Security Capital's entering into the subscription agreement, Homestead paid an arrangement fee to Security Capital of $600,000.

   Homestead's weighted average stated interest rate was 7.30% and 7.87% on borrowings outstanding as of December 31, 1998 and 1997, respectively.

   The Working Capital Facilities and the Bridge Facility, as amended effective December 31, 1998 (see Note 3--Special Charges), require maintenance of certain financial covenants, specifically, aggregate indebtedness of no more than 60% of gross asset value, as defined, or indebtedness secured by a lien of no more than 60% of gross asset value, as defined. Homestead must also maintain a minimum debt service coverage ratio of earnings before interest, income taxes, depreciation, amortization and gains or losses on sales of assets to cash debt service, as defined, of no less than 0.70 to 1 for the fourth quarter of 1998, and, excluding the $200 million facility, no less than
1.0 to 1.0, and not allow stockholders equity to be less than $325 million. Additionally, Homestead will not enter into any commitment for purchases of land or construction of projects if such obligations exceed the available borrowing capacity under all of the lines and internally generated excess funds. The covenants also restrict payment of dividends without lender approval. Homestead was in compliance with all such covenants, as amended, as of December 31, 1998.

 Convertible Mortgage Notes Payable

   At December 31, 1998 Homestead owed convertible mortgage notes to Archstone Communities Trust ("Archstone"), formerly PTR, of $221.3 million. The notes are collateralized by Homestead properties (54 Homestead properties at $366.1 million of historical cost). The notes accrue interest at 9.0% on the principal amount, and require interest only payments every six months on May 28 and November 28. The notes are due October 31, 2006, and are callable on or after May 28, 2001. The notes are convertible, at the option of the holder, into shares of Homestead common stock at a conversion ratio equal to one share of common stock for every $11.50 of principal amount outstanding. In the Mergers, Homestead obtained funding commitments from PTR and ATLANTIC which provided for aggregate fundings of $198.8 million and $111.1 million, respectively. Homestead called for fundings under the agreements to pay development costs of the Homestead Village properties acquired from PTR and ATLANTIC in the Mergers. The final amounts under both funding commitments were received by Homestead in second quarter 1998. Face amounts of the final total obligations were $221.3 million due to PTR and $98.0 million due to ATLANTIC. Deferred financing costs and the discount, in the case of PTR, and the premium, in the case of ATLANTIC, on the respective fundings have been fully amortized. The convertible mortgage notes payable to ATLANTIC were extinguished in third quarter 1998 as described below.

 Mortgage Note

   On July 6, 1998, Homestead entered into a mortgage loan purchase agreement with ATLANTIC and Merrill Lynch Mortgage Capital Inc. ("MLMC") whereby the $98 million of Homestead convertible mortgage notes held by ATLANTIC were modified to, among other things, eliminate their convertibility feature in exchange for a payment of $21.4 million from Homestead to ATLANTIC. The amount paid to ATLANTIC was based on trailing market prices of Homestead common stock at the time the agreement was entered into, which exceeded the conversion price of the convertible mortgage notes at that date. Homestead funded the payment with the

                        HOMESTEAD VILLAGE INCORPORATED
proceeds received from the sale of $24 million of 7.5% convertible subordinated debentures. Also pursuant to the mortgage loan purchase agreement ATLANTIC sold the amended notes to MLMC for $98 million. On August 7, 1998, Homestead converted the $98 million of mortgage notes and the $24 million of 7.5% convertible subordinated debentures into a $122 million mortgage of a newly formed special purpose subsidiary of Homestead. The note is collateralized by 26 Homestead properties (totaling $227.4 million of historical cost at December 31, 1998) which were formerly collateral for the ATLANTIC mortgage notes. The $122 million mortgage note matures June 30, 1999 and provides for interest only monthly payments of LIBOR plus 1.70% through September 30, 1998, LIBOR plus 2.0% through November 30, 1998, and LIBOR plus 2.25% thereafter.

   The transaction resulted in an early extinguishment of debt measured as the difference between the $98 million carrying amount of the original mortgage notes to ATLANTIC and the amount paid to extinguish the debt, including transaction costs. Such loss on extinguishment of debt and transaction costs amounted to $25.3 million and was recorded as an extraordinary item in the third quarter 1998. The elimination of the conversion option attached to the mortgage notes reduced Homestead's contingently issuable shares of common stock by approximately 8.5 million shares.

   See Note 13 regarding a sale of properties securing the mortgage note subsequent to year end and repayment the $122 million note and all accrued interest.

Note 5--Shareholders' Equity

 Shelf Registration

   In November 1998, Homestead filed a shelf registration statement with the Securities and Exchange Commission for up to $356,402,600 of any combination of preferred stock, debt securities and securities warrants, and up to a total of $500,000,000 including common stock from Homestead's previous shelf registration. The securities issuable under the registration, which was declared effective November 23, 1998, may be offered from time to time, at amounts, at prices and on terms to be set forth at the time of the offerings.

 Common Stock Rights Offering

   On January 15, 1998, Homestead completed a rights offering consisting of 10,426,840 common shares at $15 per share resulting in gross proceeds of $156,402,600. The rights offering was part of Homestead's November 1997 $300,000,000 common stock shelf registration. After costs of the offering, which include a fee of 1% of gross proceeds to Security Capital Markets Group Incorporated, a wholly-owned subsidiary of Security Capital, net proceeds to Homestead were approximately $154.2 million. Security Capital purchased 8,429,225 shares in the rights offering (80.8% of the offered shares) at the same price paid by the public.

 Stock Based Compensation Plans

   In 1996, Homestead established two stock compensation plans, the 1996 Long-Term Incentive Plan (the "Incentive Plan") and the 1996 Outside Directors Plans (the "Outside Directors Plan"). Homestead elected to account for these plans under Accounting Principle Board Opinion No. 25 Accounting for Stock Issued to Employees, under which compensation costs are recognized as equal to the difference between the fair value of the Homestead stock at the date of grant or sale and the exercise or sale price. Total stock-based compensation expense related to these plans for 1998, 1997 and 1996 is $346,000, $158,000 and $115,000, respectively, which is included in corporate operating expenses in the accompanying statements of operations.

   Had compensation cost for the grants of stock options been determined consistent with Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123"), Homestead's net earnings of $3,082,000 for the year ended December 31, 1996 would have been reduced to

                        HOMESTEAD VILLAGE INCORPORATED

$3,014,000 and pro forma earnings per share to $0.26. The pro forma effect of SFAS 123 for 1998 and 1997 is summarized as follows (in thousands, except per share amounts):

                                                                 1998     1997
                                                                -------  ------
      Net earnings (loss) before extraordinary item:
        As reported............................................ $(3,889) $5,771
                                                                =======  ======
        Pro forma.............................................. $(5,445) $5,392
                                                                =======  ======
      Basic earnings (loss) per share:
        As reported............................................ $ (0.11) $ 0.24
                                                                =======  ======
        Pro forma.............................................. $ (0.14) $ 0.23
                                                                =======  ======
      Diluted earnings (loss) per share:
        As reported............................................ $ (0.11) $ 0.18
                                                                =======  ======
        Pro forma.............................................. $ (0.14) $ 0.17
                                                                =======  ======

   Homestead may grant up to 4,000,000 shares of stock to its full time employees under the Incentive Plan and up to 100,000 shares of stock under the Outside Directors Plan. At December 31, 1998, 107,307 and 84,000 shares, respectively, were available for future grant under the Incentive Plan and Outside Directors Plan. The Incentive Plan options granted vest over four to five years and the Outside Directors Plan options vest upon grant. A summary of the status of Homestead's two fixed stock compensation plans as of December 31, 1998, 1997 and 1996 and changes during those years is presented below:

                                                    1998                 1997                1996
                                             -------------------- -------------------- -----------------
                                                        Weighted-            Weighted-         Weighted-
                                                         Average              Average           Average
                                                        Exercise             Exercise          Exercise
   Incentive Plan & Outside Directors Plan    Shares      Price    Shares      Price   Shares    Price
   ---------------------------------------   ---------  --------- ---------  --------- ------- ---------
   Outstanding at beginning
    of year..................                2,721,561   $15.39     584,000   $11.18       --   $  --
     Granted.................                1,791,482   $ 6.88   2,180,061   $16.42   584,000  $11.18
     Exercised...............                      --    $  --          --    $  --        --   $  --
     Forfeited...............                 (811,670)  $15.13     (42,500)  $10.71       --   $  --
                                             ---------            ---------            -------
   Outstanding at end of
    year.....................                3,701,373   $11.33   2,721,561   $15.39   584,000  $11.18
                                             =========            =========            =======
   Exercisable at end of
    year.....................                   54,250   $12.19      10,000   $14.35     4,000  $10.00
                                             =========            =========            =======

   The weighted average fair value of options granted in the years ended December 31, 1998, 1997 and 1996 were $3.42, $6.12, and $6.58, respectively.

   The following table summarizes information about fixed stock options outstanding at December 31, 1998:

                                     Options Outstanding         Options Exercisable
                              --------------------------------- ---------------------
                                           Weighted-
                                            Average   Weighted-             Weighted-
                                Option     Remaining   Average    Option     Average
                                Shares    Contractual Exercise    Shares    Exercise
   Range of Exercise Prices   Outstanding    Life       Price   Exercisable   Price
   ------------------------   ----------- ----------- --------- ----------- ---------
   $4.28...................    1,274,837     10.0      $ 4.28        --
   $ 5.16 to $10.97........      382,500      8.1      $ 9.86     34,250     $10.00
   $13.03 to $16.00........      390,452      9.0      $14.17     14,000     $15.37
   $16.19 to $18.19........    1,653,584      8.8      $16.44      6,000     $17.25
                               ---------                          ------
   Totals..................    3,701,373      9.1      $11.33     54,250     $12.19
                               =========                          ======

                        HOMESTEAD VILLAGE INCORPORATED

   The fair value of each option grant on the date of grant was estimated using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1998, 1997 and 1996, respectively; risk-free interest rates of 4.66%, 5.76% and 6.23%; no expected dividend yields; expected lives of 4.5, 5.0 and 5.5 years; expected volatility of 53%, 30% and 37%.

 Warrants

   Homestead issued a total of 10,000,000 warrants on the date of the Mergers which entitled the holders to buy one share of Homestead common stock at the exercise price of $10 per share. Warrants were issued to PTR and ATLANTIC in exchange for entering into the funding commitment agreements (See Note 4). Security Capital received 817,694 Homestead warrants in exchange for providing financing to Homestead during the time between the execution of the merger agreement and the closing date and for the use of office facilities for one year.

   The fair value of the warrants exceeded the exercise price at the date of issuance. The difference between the fair value of the Homestead stock at the date of issuance and the warrant exercise price of $10 for the warrants issued to PTR and ATLANTIC has been recorded as interest cost. The value attributable to the interim financing provided by Security Capital to Homestead of $1,589,000 has been charged to interest expense in 1996. The value of the use of office facilities for one year was determined by management to be $300,000 and was charged to corporate operating expense over a period of one year ended October 1997.

   After the initial issuance of warrants to PTR, ATLANTIC and Security Capital, both PTR and ATLANTIC distributed the warrants to their shareholders which resulted in Security Capital holding a total of 4,730,022 warrants after the distribution. Homestead had the right under the investor agreement entered into with Security Capital at the merger closing to request Security Capital to exercise its warrants in minimum increments of $5,000,000. Security Capital also acquired additional warrants in open market purchases. Upon expiration of the warrants on October 29, 1997 Security Capital had exercised 8,121,628 warrants resulting in total proceeds of $81,216,000. Third party holders exercised 1,760,273 warrants resulting in total proceeds of $17,603,000 through October 29, 1997. A total of 118,099 warrants expired unexercised.

 Rights Agreement

   On May 16, 1996, the Homestead Board of Directors declared and paid a dividend of one purchase right as defined per the Rights Agreement for each share of Homestead common stock outstanding to the holders of Homestead common stock of record on that date. The shares of Homestead common stock issued after May 16, 1996 and before the expiration of the purchase rights (May 16, 2006), will also be entitled to one purchase right for each share issued. Each purchase right entitles the holder to purchase one-hundredth of a participating preferred share of Homestead at $50, subject to adjustment as defined in the agreement. The Board of Directors of Homestead through Homestead's Restated Charter is authorized to issue one or more series and to determine the number of preferred shares of each series and the rights of each series. The purchase rights will be exercisable only after a person or group of affiliated persons (other than Security Capital or Archstone) acquires 20% or more of the outstanding shares of common stock or offers to acquire 25% or more.

Note 6--Income Taxes

   At December 31, 1998, Homestead had, for federal income tax reporting purposes, net operating loss carryforwards of approximately $86,000,000, which expire $4,200,000 in the year 2011, $24,800,000 in the year 2017 and
$57,000,000 in the year 2018.

                        HOMESTEAD VILLAGE INCORPORATED

   Significant components of Homestead's deferred tax assets and liabilities as of December 31, 1998 and 1997 are as follows (in thousands):

                                                                1998     1997
                                                              --------  -------
      Deferred tax assets:
        Deferred financing costs............................. $ 17,322  $12,708
        Mortgages and other liabilities......................    6,274    2,886
        Net operating loss...................................   29,144    6,819
                                                              --------  -------
                                                              $ 52,740  $22,413
      Deferred tax liabilities:
        Depreciable assets...................................  (23,078)  (6,877)
                                                              --------  -------
      Valuation allowance....................................  (29,662) (15,536)
                                                              --------  -------
      Net noncurrent deferred tax asset...................... $    --   $   --
                                                              ========  =======

   Deferred tax assets related primarily to: (1) the difference in the carrying amount of deferred financing costs recognized at formation and in connection with subsequent fundings of convertible mortgage notes payable for financial reporting purposes and the amount recognized for tax purposes; (2) the difference in the carrying amount of the convertible mortgage notes and other liabilities for financial reporting purposes and the amount recognized for tax purposes; and (3) tax net operating loss. Deferred tax liabilities relate primarily to the difference in the carrying amount and the methods of depreciation of certain depreciable assets for financial reporting purposes and the amount recognized for tax purposes. A valuation allowance has been recognized to offset the net deferred tax assets, due to the uncertainty of the ultimate realization of those deferred tax assets in future years. Additional paid-in capital has been credited for deferred tax assets arising from equity transactions.

   Prior to the Mergers on October 17, 1996, the PTR Subsidiaries were qualified subsidiaries of PTR, a real estate investment trust, and accordingly, were not subject to income tax. Additionally, prior the Mergers, Homestead was a wholly-owned subsidiary of Security Capital. For income tax reporting purposes, the net income or loss of the PTR Subsidiaries and Homestead for the period January 1, 1996 through October 16, 1996 was included in consolidated tax returns for PTR and Security Capital, respectively.

   The difference between the provision for income taxes and the amounts computed by applying the statutory federal income tax rate to net income
(loss) before income taxes and extraordinary item are (in thousands):

                                                       1998     1997    1996
                                                      -------  ------  ------
      Statutory rate applied to income (loss) before
       income taxes.................................. $(1,322) $1,962  $1,048
      Effect of PTR income included in other tax
       returns.......................................     --      --   (1,441)
      Effect of Homestead losses included in other
       tax returns...................................     --      --       36
      Effect of permanent differences................   1,065     616     107
                                                      -------  ------  ------
                                                         (257)  2,578    (250)
      Provision of valuation allowance...............     257  (2,578)    250
                                                      -------  ------  ------
      Income tax expense............................. $   --   $  --   $  --
                                                      =======  ======  ======

Note 7--Related Party Transactions

 Administrative Services Agreement

   Homestead and Security Capital have an administrative services agreement (the "Administrative Services Agreement"), pursuant to which Security Capital provides Homestead with administrative services with respect

                        HOMESTEAD VILLAGE INCORPORATED
to certain aspects of Homestead's business. These services include, but are not limited to, insurance administration, accounts payable administration, internal audit, cash management, human resources, management information systems, tax and legal administration, research, shareholder communications and investor relations. Any arrangements under the Administrative Services Agreement for the provision of services are required to be commercially reasonable and on terms not less favorable than those which could be obtained from unaffiliated third parties. Total administrative services fees for 1998, 1997 and 1996 were $4,213,000, $2,320,000 and $375,000, respectively. The
Administrative Services Agreement, which expires December 31, 1999, is renewable for a one-year term, subject to approval by a majority of the independent members of the Homestead Board.

   Homestead believes its relationship with Security Capital under this agreement provides it with certain advantages, including access to greater quality and depth of resources, in areas such as research, information systems, insurance, cash management and legal support provided at substantial economies of scale.

 REIT and Property Management Agreements

   Prior to the Mergers in 1996 the PTR Subsidiaries acquired, developed and operated the Homestead Village properties through management contracts with Security Capital Pacific Incorporated (the "PTR REIT Manager") and SCG Realty Services Incorporated (the "PTR Property Manager"), both subsidiaries of Security Capital.

   The PTR REIT Manager provided both strategic and day-to-day management services to the PTR subsidiaries including research, asset management, capital market services and legal and accounting services. In exchange, the REIT management contract required the PTR subsidiaries to pay a stipulated REIT management fee of 16% of cash flow as defined. Such fees included in corporate operating expenses were $1,412,000 for the year ended December 31, 1996. Additionally, the PTR Subsidiaries reimbursed the PTR REIT Manager for travel and out-of-pocket costs incurred.

   The PTR Property Manager provided services to the PTR Subsidiaries which were necessary for the operation of its Homestead Village extended stay lodging business. The property management agreement provided for fees of between 5% and 7% of gross revenues. Such property management fees included in property operating expenses amounted to $1,737,000 for the year ended December 31, 1996.

 Interim Financing Agreement

   During the period from May 21, 1996 (the date of the Mergers agreement) to October 17, 1996 (the closing date of the Mergers), Security Capital agreed to lend Homestead up to $10 million for working capital and other purposes. The note payable to Security Capital was an unsecured demand note with an interest rate at prime plus 0.25% per annum. Homestead borrowed approximately $6.2 million under this arrangement, including interest advanced under the note, which was repaid at the closing date of the Mergers.

Note 8--Fair Value of Financial Instruments

   The following disclosures of estimated fair value of financial instruments were determined by Homestead based on available market information and valuation methodologies believed to be appropriate for these purposes. Considerable judgement and a high degree of subjectivity are involved in developing these estimates and accordingly they are not necessarily indicative of amounts that Homestead could realize upon disposition.

   Statement of Financial Accounting Standards No. 107, Disclosures About Fair Value of Financial Instruments, defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying values of Homestead's financial instruments, which include cash and cash equivalents, accounts receivable, other assets, development costs

                        HOMESTEAD VILLAGE INCORPORATED
payable, accounts payable and accrued expenses approximate fair value as of December 31, 1998 and 1997 because of the short maturity of these instruments. Similarly, the carrying value of lines of credit balances and the carrying value of the mortgage note payable approximate fair value at the balance sheet dates due to their short-term maturities and since the interest rates fluctuate based on published market rates.

   At December 31, 1998, the estimated fair value and the actual carrying value of the Homestead convertible mortgage notes payables were $218.4 million and $221.3 million, respectively. Also at December 31, 1998 the estimated fair value and the actual carrying value of the other long-term liabilities were $8,064,000 and $8,075,000, respectively.

Note 9--Savings Plans

   Homestead has a savings plan which qualifies under Section 401(k) of the Internal Revenue Code. The plan allows eligible employees to contribute up to 20% of their pretax salary, subject to the Internal Revenue Services annual deferral limit ($10,000 in 1998). Beginning in 1997, Homestead matched half of the first 6% of the employee's contribution. The matching contribution is invested in shares of Homestead common stock and vests over an employee's initial five-year period of service. In 1998 and 1997 Homestead's matching contribution totaled $397,000 and $223,000, respectively.

   The Board also established and approved the adoption of the Nonqualified Savings Plan ("NSP") to provide benefits for a select group of management or highly compensated employees, effective January 1, 1998. The purpose of the NSP is to allow the employee the opportunity to defer the receipt and income taxation of a portion of compensation in excess of the amount permitted under the 401(k) Plan. Under the NSP, these employees may defer up to 35% of their annual salary and 100% of their annual target bonus. Under the NSP and in coordination with the 401(k) Plan, Homestead will match half of the first 6% of the employee's annual compensation since highly compensated employees were limited to a 3% contribution in the 401(k) Plan in 1998. The matching contribution vests in the same manner as the 401(k) Plan.

Note 10--Selected Quarterly Financial Data (Unaudited)

   Selected quarterly financial data (in thousands, except per share amounts) for 1998 and 1997 is as follows:

                                        Three Months Ended
                             -----------------------------------------
                             March 31 June 30 September 30 December 31  Total
                             -------- ------- ------------ ----------- --------
   1998:
     Revenues..............  $27,788  $34,067   $ 40,203    $ 43,394   $145,452
                             =======  =======   ========    ========   ========
     Earnings (loss) before
      extraordinary item...  $ 1,688  $ 3,375   $  1,854    $(10,806)  $ (3,889)
     Extraordinary item....  $   --   $   --    $(25,344)   $    --    $(25,344)
                             -------  -------   --------    --------   --------
     Net earnings (loss)...  $ 1,688  $ 3,375   $(23,490)   $(10,806)  $(29,233)
                             =======  =======   ========    ========   ========
     Basic earnings (loss)
      per share............  $  0.05  $  0.09   $  (0.61)   $  (0.28)  $  (0.78)
                             =======  =======   ========    ========   ========
     Diluted earnings
      (loss) per share.....  $  0.05  $  0.09   $  (0.61)   $  (0.28)  $  (0.78)
                             =======  =======   ========    ========   ========

                                        Three Months Ended
                             -----------------------------------------
                             March 31 June 30 September 30 December 31  Total
                             -------- ------- ------------ ----------- --------
   1997:
     Revenues..............  $11,087  $13,956   $ 16,206    $ 18,617   $ 59,866
                             =======  =======   ========    ========   ========
     Net earnings..........  $ 1,523  $ 2,095   $  1,865    $    288   $  5,771
                             =======  =======   ========    ========   ========
     Basic earnings per
      share................  $  0.07  $  0.10   $   0.07    $   0.01   $   0.24
                             =======  =======   ========    ========   ========
     Diluted earnings per
      share................  $  0.04  $  0.05   $   0.04    $   0.04   $   0.18
                             =======  =======   ========    ========   ========

                        HOMESTEAD VILLAGE INCORPORATED

Note 11--Segment Reporting

   During 1998, Homestead adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" which established standards for the way that public business enterprises report information about operating segments in audited financial statements, as well as related disclosures about product and services, geographic areas and major customers.

   Homestead defines each of its properties as individual operating segments that have similar economic characteristics and, therefore, have been aggregated into one reportable segment, that being the development and operation of extended stay properties in its target markets in the United States. Homestead's chief operating decision maker relies on the net property operating income generated from its properties for purposes of making decisions about allocating resources and assessing segment performance.

   Reportable segment information is as follows: (i) revenues derived from external customers, (ii) a reconciliation of net property operating income derived from external customers to Homestead's earnings (loss) before extraordinary items, and (iii) a reconciliation of assets to Homestead's total assets, for the periods indicated (in thousands):

                                                  Year Ended December 31,
                                                ------------------------------
                                                  1998       1997       1996
                                                --------  ----------  --------
      Extended stay segment revenues........... $145,452  $   59,866  $ 33,563
                                                ========  ==========  ========
      Extended stay segment net property
       operating income........................ $ 82,113  $   34,777  $ 17,397
      Reconciling items:
        Interest income........................      952         552       211
        Depreciation and amortization..........  (34,244)    (12,130)   (4,443)
        Interest expense, net of capitalized
         interest..............................  (23,190)     (2,190)   (5,971)
        Corporate operating expenses...........  (22,280)    (15,238)   (4,112)
        Special charges........................   (7,240)        --        --
                                                --------  ----------  --------
      Earnings (loss) before extraordinary
       item.................................... $ (3,889) $    5,771  $  3,082
                                                ========  ==========  ========

                                                             December 31,
                                                          --------------------
                                                             1998       1997
                                                          ----------  --------
      Extended stay segment assets......................  $1,145,311  $718,693
      Reconciling items:
        Cash and cash equivalents.......................      11,942     2,896
        Deferred loan costs, net of accumulated
         amortization...................................       1,063       632
        Trademark and intangibles, net of accumulated
         amortization...................................      44,279    44,447
        Deposits and pursuit costs......................       7,830    12,901
        Other assets....................................       7,966     4,380
                                                          ----------  --------
      Total assets......................................  $1,218,391  $783,949
                                                          ==========  ========

Note 12--Commitments and Contingencies

 Legal Proceedings

   Homestead is not a party to any litigation or claims, other than routine matters arising out of the ordinary course of business that are incidental to the development process and operation of the business of Homestead.

                        HOMESTEAD VILLAGE INCORPORATED

Homestead does not believe that the results of all claims and litigation, individually or in the aggregate, will have a material adverse effect on its business, financial position or results of operation.

 Unfunded Development Commitments

   At December 31, 1998, Homestead had approximately $68 million of unfunded commitments for developments under construction. Homestead anticipates completing development of properties under construction utilizing the Working Capital Facilities, cash on hand, and cash flow from operations.

 Finder's Agreement

   Homestead has a series of agreements with an unaffiliated person ("Finder") who developed the Homestead Village concept, and has performed certain services. The agreements, which expire February 5, 2043, provide for payments to Finder as follows: (i) $535,000 annually with respect to four properties for which Finder assisted in the location, development and initial operations;
(ii) an annual amount of $7,500 per property (subject to certain conditions as defined in the agreements) for assistance in site location with respect to the first 35 properties constructed (other than the four properties referred to in (i) above); (iii) 20% of the net proceeds as defined per the agreements, upon the sale of the four properties notes in (i) above to an unaffiliated third party; and (iv) 10% of the net proceeds as defined per the agreement, upon the sale of the additional 35 properties to an unaffiliated third party. No such sales have occurred to date. Total payments under this agreement for 1998, 1997 and 1996 were $787,000, $734,000, and $662,000, respectively.

Note 13--Subsequent Events (Unaudited)

 Sale and Leaseback of Properties

   On February 23, 1999, Homestead completed the sale and leaseback of 18 Homestead Village properties with Hospitality Properties Trust (NYSE: HPT) for a sales price of $145 million. Homestead will continue to operate the properties under a long-term lease through December 2015 and pay minimum rent of approximately $16 million per year. Homestead posted a security deposit equal to one year's rent. The properties sold were among the 26 properties pledged as collateral for the $122 million of mortgage note maturing in June 1999.

   The lease is considered a capital lease for financial reporting purposes and thus the present value of the minimum lease payments will be recorded as an asset, to be amortized over the lease term, and an obligation, which will be reduced over the term of the lease by allocating rent payments between interest expense and reduction of the lease obligation. The lease also provides for two extension periods of 15 years each at the option of Homestead, requires payment of percentage rents beginning July 2000 based on increases in revenues over a base period, and requires a percentage of revenues be paid to a reserve to be used for capital expenditures.

 Extension of Working Capital Facilities

   On March 18, 1999 Homestead executed an agreement with its bank lenders to renew and amend the Working Capital Facilities to December 31, 2000. The line secured by suburban properties has been increased to $170 million total borrowing capacity from $150 million and the sliding interest terms amended to be 2.0% to 3.0% over LIBOR and 1% to 2% over prime or 1.5% to 2.5% over the federal funds rate. Future additional collateral will be limited to suburban properties which are construction complete and stabilized. The line secured by urban properties has been decreased to $30 million total borrowing capacity from $50 million and the interest terms amended to 3.0% over LIBOR and 2.0% over prime or 2.5% over the federal funds rate.

                        HOMESTEAD VILLAGE INCORPORATED

   The renewed and amended Working Capital Facilities require maintenance of the following financial covenants effective with first quarter 1999:

  . limiting total liabilities of no more than 55% of gross asset value, as defined;

  . limiting total indebtedness of no more than 50% of gross asset value, as defined;

  . maintaining various ratios of earnings before interest, taxes, depreciation and amortization, as defined, to interest expense ranging from 1.25 to 1.0 to 1.90 to 1.0;

  . maintaining various ratios of earnings before interest, taxes, depreciation and amortization, as defined, to debt service and preferred stock dividends ranging from 1.0 to 1.0 to 1.25 to 1.0;

  . maintaining various ratios of net property operating income to implied debt service, as defined, ranging from 1.4 to 1.0 to 2.25 to 1.0;

  . maintaining a minimum tangible net worth, as defined, of no less than 85% of the year end 1998 amount, as defined, adjusted for net proceeds of equity offerings; and

  . maintaining positive net sources and uses of funds.

   In addition, under the renewed and amended Working Capital Facilities distributions or dividends on equity are prohibited; total cost, as defined, of projects in development cannot exceed 25% of gross asset value, as defined, in 1999 or 15% in 2000; Homestead's business activities will be limited to development, ownership and operation of extended stay hotels; and no other additional indebtedness other than non-recourse indebtedness may be incurred.

 Common Stock Rights Offering

   On March 25, 1999, Homestead announced a rights offering for $225 million of common shares, the proceeds of which will be used to first repay the $200 million Bridge Facility and then for purposes allowed under the Working Capital Facilities. Security Capital will participate in the rights offering. To the extent rights remain available Security Capital has agreed to purchase enough shares of common stock to ensure that the proceeds of the offering are no less than $205 million, based on current market prices and subject to final documentation. To the extent Homestead raises proceeds of up to $200 million in the rights offering from third parties or Security Capital which are used to repay the Bridge Facility, Security Capital's obligation under its subscription agreement for Homestead convertible subordinated debentures will be reduced or terminated.

                               POWER OF ATTORNEY

   KNOW ALL MEN BY THESE PRESENTS, that each of Homestead Village Incorporated, a Maryland corporation, and the undersigned Directors and officers of Homestead Village Incorporated, hereby constitutes and appoints David C. Dressler, Jr., Michael D. Cryan, Bryan J. Flanagan, Jeffrey A. Klopf, and Mark W. Pearson its or his true and lawful attorney-in-fact and agents, for it or him and in its or his name, place and stead, in any and all capacities, with full power to act alone, to sign any and all amendments to this report, and to file each such amendment to this report, with all exhibits thereto, and any and all documents in connection therewith, with the Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform any and all acts and things requisite and necessary to be done in and about the premises, as fully to all intents and purposes as it or he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them may lawfully do or cause to be done by virtue hereof.

                                   SIGNATURES

   Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          Homestead Village Incorporated

                                                /s/ David C. Dressler, Jr.
                                          By:
                                             ----------------------------------
                                                   David C. Dressler, Jr
                                                Co-Chairman, President and
                                                 Chief Investment Officer

Date: March 26, 1999

   Pursuant to the requirements of the Securities and Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

             Signature                           Title                    Date
             ---------                           -----                    ----


   /s/ David C. Dressler, Jr.        Co-Chairman, President,         March 26, 1999
____________________________________  Chief Investment Officer
       David C. Dressler, Jr.         and Director

      /s/ Michael D. Cryan           Co-Chairman, Chief Operating    March 26, 1999
____________________________________  Officer and Director
          Michael D. Cryan

     /s/ Bryan J. Flanagan           Senior Vice President and       March 26, 1999
____________________________________  Chief Accounting Officer
         Bryan J. Flanagan            (Principal Financial
                                      Officer and Principal
                                      Accounting Officer)

    /s/ John P. Frazee, Jr.          Director                        March 26, 1999
____________________________________
        John P. Frazee, Jr.

      /s/ Manual A. Garcia           Director                        March 26, 1999
____________________________________
          Manual A. Garcia

     /s/ John C. Schweitzer          Director                        March 26, 1999
____________________________________
         John C. Schweitzer